Confidential draft No. 4 as confidentially submitted to the U.S Securities and Exchange Commission on

June 21, 2024.

This draft registration statement has not been publicly filed with the U.S Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Basel Medical Group Ltd

(Exact name of Registrant as specified in its charter)

British Virgin Islands	8011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Telephone: +65 6291 9188

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[   ]

[(   )]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin Tan, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Tel: (212) 930-9700	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2206

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated [ ], 2024

Basel Medical Group Ltd

[    ] Ordinary Shares

This is an initial public offering of [   ] ordinary shares of Basel Medical Group Ltd (“Basel Medical”), a business company incorporated in the British Virgin Islands. We currently anticipate the initial public offering price of our ordinary shares to be between US$[   ] and US$[   ] per ordinary share.

Prior to this offering, there was no public market for our ordinary shares. We will apply to list the ordinary shares on Nasdaq Capital Market under the symbol “BMGL.” At this time, Nasdaq has not yet approved our application to list our ordinary shares. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

Additionally, upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Rainforest Capital VCC will beneficially own approximately [   ]% of our then-issued and outstanding ordinary shares and will be able to exercise approximately [   ]% of the total voting power of our issued and outstanding ordinary shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares. For further information, see “Principal Shareholders” and “Prospectus Summary—Implications of Being a Controlled Company.”

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws, and, as such are eligible for certain reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.

	Per ordinary share	Total
Public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	Represents underwriting discounts equal to 6% per ordinary share. See “Underwriting” for all compensation and expenses to be paid to the underwriters.

The underwriters have a forty-five (45)-day option to purchase up to an additional [   ] ordinary shares (or 15% of the number of ordinary shares sold in the offering) from us at the initial public offering price less the underwriting discounts.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment on [  ].

The date of this prospectus is [  ]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until [  ] (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our securities.

OUR MISSION

Basel Medical transcends the role of a conventional healthcare provider. We strive for excellence in medical services and aim to serve as a beacon of hope for patients across Singapore and Southeast Asia. Our mission encompasses the four following commitments:

Patient–Centered Care. We prioritize our patient’s wellbeing above all else.

Innovation. We strive for excellence through innovation and expertise.

Global Accessibility. We believe that quality healthcare should be universally available.

Continuous Improvement. We constantly improve our services to meet evolving patient needs.

OVERVIEW

With over 20 years of medical services experience, Basel Medical’s journey began with a simple commitment – to restore healthy and active lifestyles, one at a time. Today, that commitment has transformed into a vision for innovation, growth and far-reaching impact.

We rely on an experienced group of medical practitioners to provide a wide spectrum of general and subspecialized orthopedic, trauma, sports medicine and neurosurgical services such as knee/hip replacements, sports medicine/surgery, spine surgery, foot/ankle surgery, minimally invasive orthopedic procedures and other complex neurosurgical procedures. We operate our two clinics at Gleneagles Medical Centre in Singapore and currently have four medical practitioners practicing with Basel Medical (together with its subsidiaries, the “Group”), comprising three orthopedic specialists and one neurosurgery specialist. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine and neurological conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services, while more complex surgical procedures are performed at operating theaters of other hospitals with such facilities.

Our Group has a patient-oriented philosophy of providing personalized, quality and integrated medical care. We aim to be a one-stop integrated healthcare provider for all musculoskeletal-related medical care, including post-surgery rehabilitation services such as physiotherapy as well as other ancillary services such as pain management.

Within the next 12 to 18 months, we intend to actively seek acquisition and collaboration partners in Singapore and Malaysia. Our acquisition and collaboration targets include general practitioner (GP) clinics and specialist clinics that complement our orthopedic services, particularly those focused on the musculoskeletal system, aging treatments, physiotherapy and occupational therapists. Our goal is to become an internationally known medical services provider in the Southeast Asian market, with a presence in at least four Southeast Asia countries (potentially covering Singapore, Malaysia, Indonesia and Thailand) within the next three years. As of the date of this prospectus, we have not identified such targets.

OUR COMPETITIVE STRENGTHS, PROSPECTS AND GROWTH STRATEGIES

We believe the following competitive strengths differentiate us from other industry participants:

●	We have a team of qualified and experienced medical practitioners who provide a spectrum of orthopedic and neurosurgery services.

●	We have a robust corporate client base.

●	Our revenue streams are well diversified and not dependent on any particular medical practitioner or service.

●	We have a scalable corporate infrastructure to support growth.

●	Our majority shareholder and senior management team provide a strong regional network for our expansion plans.

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●	We operate on an asset-light, strong cash flow business model.

●	We are well-positioned to capture the growing demand for private orthopedic and physiotherapy services.

We believe that the following factors will be key to our future growth prospects.

●	Increasing awareness and use of orthopedic treatments and devices.

●	Ageing population in Singapore and strong demand for orthopedic care.

●	Rising number of insured patients in Singapore.

●	Positive economic outlook in Singapore.

Our business strategies and future plans are as follows:

●	Continue to grow our orthopedic business.

●	Broaden our range of service offerings.

●	Regional network building with referral from overseas medical centers.

●	Geographical expansion in Singapore and across the Southeast Asia region.

●	Expansion through acquisitions, joint ventures or strategic alliances.

●	Investments in technology infrastructure.

OUR SERVICES

We aim to be a one-stop integrated healthcare provider for all musculoskeletal-related and neurosurgical medical care in Singapore, including post-surgery rehabilitation services such as physiotherapy as well as other ancillary services such as pain management. We are proud to offer a wide range of services that meet the needs of adults, seniors and pediatric patients. Our team of specialist doctors and experienced therapists specialize in orthopedic surgeries and treatments, rehabilitative therapy, and neurosurgery.

●	Orthopedic treatments and surgery. Our capabilities cover non-surgical treatments, such as medications, injections, splinting and physiotherapy, and surgical orthopedic procedures, including a wide variety of minimally invasive treatments to complex surgeries.

●	Rehabilitative therapy. We are able to provide in-house physiotherapy treatments, including post-surgery rehabilitation, as well as sports therapy.

●	Neurosurgical care. Our neurosurgical expertise covers a wide spectrum of treatments involving spinal and brain conditions, from headaches and brain tumors to spinal issues, aneurysms and strokes.

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CORPORATE HISTORY AND STRUCTURE

Basel Medical is a BVI business company incorporated on August 10, 2023, with operations conducted by our subsidiaries based in Singapore. Our founder, Dr. Kevin Yip, started practicing in Singapore in 2001 as a sole proprietor, when our first clinic was set up, and our first subsidiary, SSO Clinic, was incorporated in 2004. From 2004 to the 2020s, we expanded our operations and we currently operate two clinics in Singapore, Spine & Orthopaedics Centre (Singapore) and Singapore Sports & Orthopaedics Clinic.

In June 2023, AIP Investment Partners Pte. Ltd., an asset management company based in Singapore, through its sub-fund Basel Medical Fund from the private equity umbrella fund Rainforest Capital VCC, acquired Singmed Specialists. Following a further corporate reorganization to prepare for this offering, our current corporate structure prior to the offering is as follows:

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Following this offering, and assuming the over-allotment option is not exercised, our corporate structure will be as follows:

CORPORATE INFORMATION

Basel Medical was incorporated in the BVI on August 10, 2023 with registered number 2129740 as a BVI business company with liability limited by shares. Our BVI registered office is located at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands VG1110. Our principal executive offices are located in Singapore at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499. Our telephone number at this address is +65 6291 9188. Our agent for service of process in the United States is [   ].

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.baselmedical.com. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue for our last financial year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our financial year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

IMPLICATIONS OF BEING A CONTROLLED COMPANY

Upon the completion of this offering, Rainforest Capital VCC will beneficially own [   ]% of our total issued and outstanding ordinary shares, representing [   ]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ordinary shares, or [   ]% of our total issued and outstanding ordinary shares, representing [   ]% of our total voting power, assuming that the option to purchase additional ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under Nasdaq Stock Market Rules because Rainforest Capital VCC will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factors—Risks Related to this Offering and Ownership of our Shares—We will be a “controlled company” after our listing under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.”

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except otherwise indicated or the context otherwise requires:

Companies and Personnel within our Group

●	“Basel Medical” refers to Basel Medical Group Ltd, a BVI business company incorporated in the BVI;

●	“Dr. Kevin Yip” refers to our founder, Dr. Kevin Man Hing Yip;

●	“FY” refers to financial year, and “FY2022”, “FY2023” and “FY2024” refer to the financial years ended or ending June 30, 2022, 2023 and 2024 respectively;

●	“Rainforest Capital VCC” refers to Rainforest Capital VCC for and on behalf of its sub-fund, Basel Medical Fund, a variable capital company incorporated in Singapore;

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●	“Singmed Specialists” refers to Singmed Specialists Pte. Ltd., a company incorporated in Singapore;

●	“SKC” refers to Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd., a company incorporated in Singapore;

●	“SKS” refers to Singapore Knee, Sports and Orthopaedic Services Pte. Ltd., a company incorporated in Singapore;

●	“SSO Clinic” refers to Singapore Sports & Orthopaedic Clinic Pte. Ltd., a company incorporated in Singapore;

●	“SSO Services” refers to Singapore Sports & Orthopaedic Services Pte. Ltd., a company incorporated in Singapore;

●	“SSOC” refers to SSOC Pte. Ltd., a company incorporated in Singapore;

●	“SSOS” refers to SSOS Pte. Ltd., a company incorporated in Singapore;

●	“SSPC” refers to Singapore Sports and Physiotherapy Centre Pte. Ltd., a company incorporated in Singapore;

●	“we,” “us,” our “Company,” “our” and our “Group” refer to Basel Medical and its subsidiaries.

Technical Terms

●	“CT” refers to computed tomography;

●	“endoscope” refers to an illuminated optical, typically slender and tubular instrument used to look deep into the body and used in procedures called an endoscopy;

●	“MediSave” refers to Singapore’s national medical savings scheme;

●	“MOH” refers to the Ministry of Health of Singapore;

●	“MRI” refers to magnetic resonance imaging;

●	“orthopedic” refers to a branch of medicine that focuses on the diagnosis, correction, prevention, and treatment of patients with disorders of the musculoskeletal system comprising the bones, joints, muscles, ligaments, tendons, nerves and skin;

●	“SMC” refers to Singapore Medical Council;

General conventions

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“IFRS” refers to the International Financial Reporting Standards;

●	“ordinary shares” or “shares” refer to Basel Medical’s ordinary shares;

●	“post-offering amended and restated memorandum and articles of association” refers to our memorandum and articles of association to be in effect upon completion of this offering;

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●	“S$” or Singapore dollars refers to the legal currency of Singapore;

●	“SEC” refers to the Securities and Exchange Commission;

●	“US$,” “$” and “U.S. dollars” refer to the legal currency of the United States;

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ordinary shares, and (b) references in this prospectus to this offering are to our offering of ordinary shares pursuant to this prospectus.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations. We have not independently verified the accuracy or completeness of the data contained in these publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

RISK FACTORS SUMMARY

Investing in our ordinary shares involves a high degree of risk. Investors in the ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in Singapore but instead are purchasing equity securities of a BVI business company. Basel Medical is a BVI business company that conducts substantial business operations in Singapore through its Singapore subsidiaries. Such structure involves unique risks to investors in the ordinary shares.

You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 12. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:

Risks Related to Our Business

●	We are dependent on our key medical practitioners.

●	We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

●	We experience competition from other similar orthopedic service providers in private and government-owned hospitals, medical centers and clinics.

●	Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

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●	We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

●	We depend on a number of key relationships with corporations for patient volume.

●	Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

●	We are exposed to the credit risks of customers.

●	Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

●	We may be affected by technological disruptions in the healthcare sector.

●	Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

●	We face potential risks associated with cybersecurity and the handling of personal information and medical data.

●	The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

●	Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

●	A significant product liability lawsuit may affect our financial performance and reputation.

Risks Related to the Medical Healthcare Industry

●	Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

●	We may be affected by the spread or outbreak of any contagious or virulent diseases.

●	Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services.

●	We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

●	We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

●	The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

●	Challenges faced by the healthcare industry may also have an effect on the Company.

●	We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

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Risks Related to this Offering and Ownership of Our Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We will be a “controlled company” after our listing under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	Our controlling shareholder will retain control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

●	There may not be an active, liquid trading market for our ordinary shares.

●	If you purchase ordinary shares sold in this offering, you will experience immediate and substantial dilution.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

●	Because we do not expect to pay dividends in the near future after this offering, you must rely on price appreciation of the ordinary shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this prospectus.

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●	The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

●	If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	Anti-takeover provisions in our post-offering amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

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THE OFFERING

Offering price per ordinary share	We estimate that purchase price will be between US$[ ] and US$[ ] per ordinary share.

Ordinary shares offered by us	[ ] ordinary shares (or [ ] ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares)

Ordinary shares issued and outstanding immediately after this offering	[ ] ordinary shares (or [ ] ordinary shares if the underwriters exercise the option to purchase additional [ ] ordinary shares in full), excluding [ ] ordinary shares underlying the Representative’s Warrants

Option to purchase additional ordinary shares	We have granted to the underwriters an option, exercisable for 45 days from the effective date of this registration statement, to purchase up to an aggregate of additional [ ] ordinary shares at the initial public offering price, less underwriting discounts, solely for the purpose of covering over-allotments.

Transfer agent	[ ]

Listing	We will apply to have our ordinary shares listed on Nasdaq Capital Market under the symbol “BMGL.” Our ordinary shares will not be listed on any other stock exchange or quoted for trading on any over-the-counter trading system. At this time, Nasdaq has not yet approved our application to list our ordinary shares. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$[ ] from this offering, assuming an initial public offering price of US$[ ] per ordinary share, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for acquisitions, business expansion and working capital. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ordinary shares.

Lock-up	Our directors and officers and holders of 5% and more of our outstanding shares as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of 180 days from the effective date of this registration statement. We have agreed with the underwriters that, for a period of 180 days from the effective date of this registration statement, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for shares. See “Underwriting” for more information.

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RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends. In such case, the market prices of the ordinary shares could decline and you may lose part or all of your investment.

Risks Related to our Business

We are dependent on our key medical practitioners.

Our Group’s specialist orthopedic, trauma, sports medicine and neurosurgical business is spearheaded by our key medical practitioners who are all surgeons with extensive experience in their respective subspecialties. They each play an instrumental role in our Group. If our Group should lose any of their services, it is expected that our Group’s specialist orthopedic, trauma, sports medicine and neurosurgical services business would be adversely affected. There is no assurance that our medical practitioners will continue or renew their employment with us. Competition for medical practitioners may require us to enhance our various remuneration packages in order to remain competitive in recruiting or retaining our employees, which may significantly increase our employee benefits expense. The loss of the services of any of our key medical practitioners without suitable and timely replacements or an inability to attract and recruit qualified medical specialists may have a material adverse effect on our Group’s business, financial position, results of operations and prospects. In addition, certain of the licenses upon which we rely are issued to certain of our medical practitioners, and if we were to lose the employment of such persons, we may face temporary disruptions to the operation of our business while we reapply for such licenses in the name of other of our medical practitioners, which may have a detrimental effect on our Group’s business, financial position and results of operations. See “Licenses, Permits and Approvals”.

Our continued expansion may also be hampered if we are unable to employ sufficiently skilled and qualified medical practitioners to support our operations. It is crucial for our Group to recruit and retain sufficiently skilled and qualified medical practitioners to join us as we rely on their professional judgement in providing consistent and standardized experience and services to our patients. In the event of any erroneous clinical decision and any misjudgment or action on the part of our medical practitioners, we may need to divert a significant amount of resources and incur extra expenses to handle such incidents. In addition, if our reputation or brand image is damaged and/or our medical practitioners are required to suspend his/her medical practice as a result of such medical incidents, it could materially and adversely affect our business and financial conditions, operating results and business prospects.

We occasionally depend on external medical practitioners and vendors, and at times, we may enlist locum doctors to support our operations.

We occasionally depend on external medical practitioners, and at times, we may enlist locum doctors to support our operations. If our key medical specialists were to leave our Group, we may require substantial time to find replacements and we may have to rely on external medical practitioners for extended periods of time. We also rely on external vendors and service providers who second radiologists to us for our patients. Although we typically engage experienced locum doctors or external service providers with whom we are familiar, there is no guarantee that the quality of service they provide will surpass or match the level offered by our regular medical practitioners. In addition, certain of the licenses upon which we rely are issued to external professionals, and if we were to end our business relationship with such persons, we may face temporary disruptions to the operation of our business while we engage the services of other service providers, which may have a detrimental effect on our Group’s business, financial position and results of operations. See “Licenses, Permits and Approvals”.

While there has not been any prior material instance of poor service quality from locum doctors or external service providers causing a material adverse impact on our Group, if our clinics need to be managed by locum doctors or external service providers for extended or frequent periods, this could negatively affect our Group’s business, results of operations, financial condition, and prospects.

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We experience competition from other similar orthopedic service providers in private and government-owned hospitals, medical centers and clinics.

We experience competition from other similar orthopedic service providers in private and government-owned hospitals, medical centers and clinics.

The healthcare business is highly competitive, and competition among healthcare providers for patients has intensified in recent years. Other healthcare providers in the areas we operate may provide services similar to those offered by us. This may have an impact on our competitive position and patient volumes. If any of our clinics do not deliver quality medical services or medical services superior to that of other healthcare providers or if our standard charges are higher than our competitors, our patient volumes could decline.

We compete with other government-owned hospitals, private hospitals, medical centers and clinics. We will also have to compete with any future healthcare business operators. Moreover, some of these competitors may have longer operating histories, be more established and have greater financial, personnel and other resources than us. Competitors may price their services lower than ours and exert pricing pressures on us. Some of our competitors may also have plans to expand their facilities, which may exert further pricing and recruitment pressure on us. Increased competition may result in lower profit margins and a loss of market share. In particular, our competitors include medical facilities owned or managed by government agencies and trusts, which may have access to wider financing options or may be in a better commercial position to negotiate for the purchase of inventory on more favorable terms than private healthcare providers owned and managed by for-profit interests, such as ourselves. New or existing competitors may price their services at a significant discount to ours or offer greater convenience or better services or amenities than what we provide. Smaller hospitals and other medical facilities may exert pricing pressures on some or all of our services and also compete with us for doctors and other medical professionals.

Our success depends on our ability to compete effectively against our competitors. If we are forced to reduce the price of our services or are unable to attract patients to our Group, our business, financial position, results of operations and prospects may be materially and adversely affected.

Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors.

In our business operations, specific brand names, reputation and trademarks play a crucial role. Failure to adequately protect and enhance our brand identities, inability to successfully register trademarks, or insufficient supervision of third-party medical services or facility providers using our brands may lead to a deterioration in market recognition. Unauthorized or improper use of our name, logo, and brand names by external parties may result in brand dilution or reputation damage. Claims and legal actions initiated by our patients or customers can also negatively impact our brand image, potentially hindering the optimal operation of our clinical and specialist services. Consequently, our business, financial condition, results of operations, and prospects may be materially and adversely affected. Given the scale of our operations, which currently only cover Singapore, we have currently registered one trademark in Singapore, but we may create and register other trademarks in the future.

Moreover, given the nature of our clinical and specialist services business, the reputation of our Group and its subsidiaries is inherently tied to the reputation of our specialist doctors. Any negative publicity against our specialist doctors may tarnish their standing in the medical industry, potentially causing a decline in the number of patients visiting our clinics and adversely affecting our business.

We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.

Our clinics are located in a private hospital and medical center, namely, Gleneagles Medical Centre in Singapore. We do not have any lease or other direct agreements with Gleneagles Medical Centre, but our lease agreements are entered into with certain landlords who own property units within Gleneagles Medical Centre. Nonetheless, we utilize the facilities of Gleneagles Medical Centre, such as X-Ray facilities or operating suites, as and when the need arises. For instance, if we utilize the surgical theater of the medical center, the fees for the use of such facility will be billed to the patient directly. If there are any disruptions in the operations of such hospital or medical center, for instance, due to a major fire, a change in public reputation of this hospital or medical center or an outbreak of certain diseases resulting in closure of the hospitals or medical centers for quarantine purposes, our business may be adversely affected owing to our dependence on the facilities in such private hospital and medical center. Additionally, our business in these clinics may also decrease due to a reduction in our patient base. We frequently utilize Gleneagles’ facilities due to their proximity to our clinics, but we are free to utilize other hospitals and medical centers in Singapore, and hence we believe that our relationship with Gleneagles is unlikely to constitute a material risk to our business operations.

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We depend on a number of key relationships with corporations for patient volume.

We are dependent on a number of key relationships with corporations with whom we have entered into arrangements for a significant portion of our patient volume. We anticipate that a number of our key relationships with these corporations will continue to account for a significant portion of our patient volume for the foreseeable future. Our dependence on such corporations increases their bargaining power and the need for us to maintain good relationships with them. The loss of one or more of these key relationships, or reduced demand for our managed healthcare solutions from any of our key relationships could have a material adverse effect on our patient volume and accordingly, our business, results of operations, financial condition, cash flows and prospects. There is no guarantee that we will be able to retain our key relationships with all of these corporations or be able to derive a consistent volume of patients from such companies. There is also no assurance that our arrangements with these corporations will not be terminated or be renewed on terms no less favorable to us, or at all.

Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations.

We lease the premises of our existing clinics. Our present lease terms for most of our clinics are for a period of three years or less. Upon the expiry of the leased tenure, the landlords have the right to review and revise the terms and conditions of the lease agreements. We face the possibility of an increase in rent by the landlords or not being able to renew the leases on terms and conditions favorable to us. Any increase in rent would inevitably increase our operating costs, thereby affecting our profits. We will also incur additional costs if we have to relocate our clinics.

We are exposed to the credit risks of customers.

We are exposed to the credit risks associated with our customers, especially our corporate clients which tend to incur larger transaction volumes compared to our individual patients. While past experiences have not seen significant delays in payment adversely affecting our Group’s financials and operations, there is no guarantee that we will consistently collect our trade receivables in full or within a reasonable timeframe, if at all.

In the event of any failure to collect trade receivables fully or promptly, we may need to allocate full or partial allowances for impairment or write off bad debts, potentially causing a material and adverse impact on our Group’s business, financial condition, results of operations, and prospects.

Nevertheless, up to the latest practicable date prior to the date of this prospectus, we are not aware of any existing conditions likely to result in a significant impairment or write-off of trade receivables.

Our control over suppliers and the quality of the products they provide is limited. If these products are not manufactured in accordance with the relevant quality standards, it could have a significant adverse impact on our business and reputation.

A substantial portion of the devices, equipment, and medication used in delivering our services is procured from external suppliers. We lack oversight over the operations of these third-party suppliers and the quality of the products they furnish to us. The assurance that these products will be free from defects and comply with the necessary quality standards cannot be guaranteed. Failure to identify quality defects in the supplied products may lead to various repercussions such as injuries, fatalities, product recalls or withdrawals, license revocation, fines, or other complications that could materially and adversely affect our business, financial results, condition, and prospects.

We may be affected by technological disruptions in the healthcare sector.

The advancement of disruptive technology (which has resulted in, among others, the invention of telemedicine and e-prescription platforms) has led to alternative means for patients to access medical services and medicine. The popularity of such technological creations has also been driven by factors such as increasing healthcare costs and government initiatives. Telemedicine offers greater convenience and improved accessibility to medical support and medication through digital self-help options. Telemedicine and other disruptive technologies could reduce demand and patient visits to our clinics and may also lead to competitive pricing pressures on our services, which could reduce our profit margins and result in a material adverse effect on our business, results of operations, financial condition and prospects. Further, we may be unable to respond on a timely basis to the changing needs of the corporations and insurance companies with whom we have entered into arrangements, and the new technologies we adopt may prove to be ineffective. Our failure to develop and introduce or enhance services able to compete with such new technologies in a timely manner could have a material adverse effect on our business, results of operations, financial conditions and prospects. The convenience and cost efficiency afforded by such technological creations, coupled with the factors propelling them, could negatively impact and materially and adversely affect our business, results of operations, financial condition and prospects.

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Technological advancements, failures, and other challenges associated with our medical equipment and information technology systems have the potential to negatively impact our business.

Our services heavily rely to some extent on medical equipment, such as X-ray machines. The rental, replacement, upgrading, or maintenance of such equipment can incur substantial costs for our organization. Consequently, any damage or breakdown of this equipment could impair our ability to deliver essential services to our patients. Falling behind in technological advancements may lead our patients to seek services from other clinics with more advanced equipment, diminishing our competitive edge and potentially having a significant adverse effect on our business, financial position, results of operations, and prospects.

Our information technology systems play a crucial role in our business, internal control, and management systems. They assist in managing clinical systems, medical records, and inventory. Technical failures in our information technology systems, stemming from issues like power failures, computer viruses, or unauthorized tampering, may disrupt our ability to provide services to patients. Failure to upgrade our information technology systems as necessary could impede our ability to adequately manage clinical systems, medical records, and inventory.

Additionally, the theft or misuse of personal information stored in our system could expose us to liability. In Singapore, regulations governing private hospitals and medical clinics mandate licensees to maintain accurate, complete, and up-to-date medical records. Licensees must implement necessary processes and safeguards, whether administrative, technical, or physical, to protect medical records against loss, modification, destruction, or unauthorized access. Violation of these regulations could result in fines or imprisonment upon conviction.

We face potential risks associated with cybersecurity and the handling of personal information and medical data.

Singapore and other applicable laws and regulations mandate medical establishments to safeguard customer privacy, prohibiting the unauthorized disclosure of personal information and patient medical records in our clinical and specialist services segment.

Regulations in our operating jurisdiction may require licensees of medical establishments to maintain accurate and secure medical records, imposing obligations to implement processes ensuring accuracy, completeness, and up-to-date records. The rising concerns about data privacy globally, with the enactment of laws and regulations, add an additional layer of responsibility. In Singapore, the Personal Data Protection Act (PDPA) imposes obligations on our Group regarding the collection, use, or disclosure of personal data. Additionally, under applicable regulations, we are required to ensure the accuracy, completeness, and security of patient medical records. However, despite our efforts to protect customer data privacy, the implemented controls may not be foolproof in preventing unauthorized disclosure.

For the financial years ended June 30, 2022, and 2023, and for the period from July 1, 2023 up to the latest practicable date, May 31, 2024, we have not encountered any breaches, human errors, or similar events that have created an adverse cybersecurity event. In order to mitigate the risks of such events, we utilize physical servers and cybersecurity software, and we may implement more robust cybersecurity measures in the future, such as intrusion detection systems to detect and respond to potential security breaches in real-time and to encrypt sensitive patient information in our system.

A significant failure in security measures could erode customer and patient confidence, potentially leading to misuse of information, litigious actions, and regulatory fines. Our current practices involve the maintenance of both digital and paper medical records, exposing us to liability from accidental or unlawful loss, unauthorized access, modification, disclosure, copying, hacking (in the case of digital records), theft, or misuse of personal and medical information. Any such incidents could result in breaches of data privacy laws and regulations, potentially leading to fines or imprisonment.

We work with third party service providers from time to time for the provision of our services. Any theft or misuse of personal and medical information stored on our third-party service providers’ system, may result in us being in breach of applicable data privacy laws and regulations, which may materially and adversely affect our business, financial condition, results of operations and prospects.

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Compliance with evolving data protection, privacy, and security laws may increase operating costs and necessitate adjustments to our business model, impacting our business, financial condition, results of operations, and prospects. Failure in security mechanisms could prompt regulatory measures, leading to significant additional resources being used to modify protective measures or address vulnerabilities, with potential adverse effects on our business.

In addition, failure to make reasonable assessments of the risks related to handling personal information and medical data may lead to enforcement actions by competent authorities, resulting in financial penalties, reputational damage, and material adverse effects on our business, financial condition, results of operations, and prospects.

The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.

We regard our brands and intellectual property as among our most valuable assets, which includes our registered trademark and web domains. There is a risk that third parties may adopt trade service names resembling our registered trademark, potentially creating confusion for customers and patients or obstacles to new market entry. In addition, third parties might register trademarks identical or similar to ours in Singapore or overseas. In case of trademark infringement, challenges to our trademark applications, or unsuccessful enforcement of our intellectual property rights in legal proceedings, our business, financial condition, and operational results may be significantly and adversely affected.

While we strive to comply with others’ intellectual property rights, there may be certainty regarding potential infringements. This uncertainty may require us to make adjustments to our service offerings and marketing strategy. Furthermore, we may face claims from third parties asserting infringement, leading to costly litigation, diversion of management attention and resources, incurrence of liabilities, and the need for expensive royalty or licensing agreements, or even discontinuation of certain branding. Any of these outcomes could negatively impact our business, financial condition, operational results, cash flows, and future prospects.

Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.

Our Group has entered into certain loan agreements with certain banks to fund our working capital requirements. We have in the past defaulted on certain terms stipulated under such loan agreements, as set out in “Note 16—Borrowings” of our consolidated financial statements included in this prospectus. Our term loans #6 and #9 as set out in such note are currently in default due to breaches of their respective covenants. Whilst the lender has not requested immediate repayment of these loans, the full outstanding balances have been recorded as current liabilities on a prudent basis. There are no cross-default or cross-acceleration provisions in our term loan agreements, which mitigates the risk of other loans being impacted by these defaults.

If there were further events of default under such loans in the future, the lender under such loans could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under such loans if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure such loans, the lenders under such loans may commence legal proceedings against us to enforce the terms of such loans, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

A significant product liability lawsuit may affect our financial performance and reputation.

In the event that the products that we prescribe for our patients, such as orthopedic devices, fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. Such customers may seek contribution or indemnification from our Group for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving such products. These types of claims could significantly harm our profitability, or may even harm our reputation amongst our target demographics, which could detrimentally affect our future prospects.

Risks Related to the Medical Healthcare Industry

Private healthcare services may decline due to a number of factors affecting the Company’s revenue.

A slowdown in the Singapore economy in which we operate or regionally may lead to a decrease in demand for private healthcare services as spending power decreases and more patients may opt for subsidized public healthcare services instead or opt for treatment from other private healthcare providers that are more price competitive. Our revenue would be adversely affected if individual patients, corporate clients and government clients are more cautious about their medical expenses and less keen to pay for private healthcare services. A decrease in the demand for our private orthopedic and physiotherapy services, from individual patients, corporate clients and government clients, will have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

We may be affected by the spread or outbreak of any contagious or virulent diseases.

Our clinics may be affected by outbreaks of infectious diseases. An outbreak of COVID-19 or resurgence of the outbreak of Severe Acute Respiratory Syndrome (SARS), Middle East, Respiratory Syndrome (MERS) or any other contagious or virulent diseases like influenza (H5N1 and H7N9) or bird flu in the region could have a material adverse impact on our operations. In the event such outbreaks occur at any of our clinics, greater infection control measures will have to be implemented with the possibility of a temporary closure of the affected facility and quarantine of all affected medical practitioners. There is no assurance that the outbreak of COVID-19 and the impact thereof will not continue. If such an outbreak is not effectively controlled, we may be required to take necessary additional measures to minimize its potential impacts on our business and operations.

Potential patients from overseas may also decide to seek medical treatment from clinics in other countries. In addition, occurrences of epidemics and pandemics could also result in negative public opinion of medical institutions, which could have a material adverse effect on the business, financial condition, results of operations and prospects of our Group.

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Our business is subject to risks related to medical and legal claims, regulatory actions, and professional liability arising from our clinical and specialist services and our operations.

The inherent nature of providing clinical and specialist services exposes our Group to various liabilities. Our business activities, service performance, and the actions of our employees could result in complaints, legal actions, or regulatory scrutiny. Allegations may be made against us or our medical specialists concerning our products and services, marketing activities, negligence, or medical malpractice. Regardless of the validity of these complaints or legal actions, they have the potential to generate negative publicity, impacting the reputation of our medical specialists, public perception of our service quality, and the engagement of patients in our medical clinics.

Our Group’s business, financial condition, results of operations, and prospects could be significantly and adversely affected if substantial damages and legal costs are assessed in connection with any legal action, or if judgments are made against us that harm our professional standing and market reputation. Medical malpractice litigation or disciplinary actions against our medical specialists could result in restrictions on their practice or other adverse outcomes, further impacting our business.

There is also uncertainty regarding the sufficiency of coverage provided by insurance policies maintained by our specialist doctors and/or by us for potential medical and legal claims, and the comprehensive nature of such coverage for various claim types.

In the ordinary course of business, we may encounter material disputes with various parties, potentially leading to legal or other proceedings. Such disputes could result in damage to our reputation, substantial costs, and the diversion of resources and management attention. While we have not experienced disputes or legal proceedings that materially and adversely affected our business, operations, financial performance, financial condition, results, and prospects, we cannot provide assurance about future occurrences and their potential impact on our business.

We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.

Our exposure to potential liability risks inherent in providing medical services may not be adequately covered by insurance. Liabilities could surpass available insurance coverage, or claims might arise outside the scope of our insurance protection.

While we have secured mandatory insurance coverage, including professional medical malpractice insurance, we cannot guarantee that such coverage will be sufficient to address all potential liabilities and risks. Although our medical specialists individually maintain insurance coverage for medical malpractice indemnity, there is no assurance that liability claims will not exceed existing coverage or that the insurance is comprehensive enough. The solvency of our insurers and their ability to meet contractual obligations when needed also remains uncertain. In instances where our insurance or indemnification arrangements are insufficient to cover claims, especially those exceeding policy limitations or the resources of the indemnifying party, substantial payments may be required, leading to a material adverse impact on our business, financial condition, results of operations, and prospects.

Furthermore, unforeseen events like natural disasters or other events beyond our control may not have adequate insurance coverage, potentially causing a material and adverse effect on our business.

There can be no assurance that we will successfully renew all policies or secure new ones on similar terms. Any significant alterations in the terms of our medical specialists’ professional indemnities could disproportionately and adversely affect our business, financial condition, results of operations, and prospects. Material changes, such as a shift to claims-based insurance, may result in incidents for which we may not be compensated by insurance proceeds or contractual indemnities. Exposure to uninsured claims due to such changes could lead to additional liabilities, having a material adverse effect on our business, financial condition, results of operations, and prospects.

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We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.

Our current operations involve providing specialist orthopedic, trauma, and sports services through our clinics, and these are subject to various laws and regulations from Singapore governmental agencies like the Ministry of Health (MOH), Health Sciences Authority, Ministry of Manpower, and the Singapore Medical Council (SMC). These regulations encompass aspects such as the pricing of medical services, procurement of medical equipment, licensing and operation of medical establishments, and licensing of medical staff. Singapore’s stringent safety, health, and environmental laws could become stricter in the future. Violations of these regulatory requirements may lead to fines, operational modifications, suspensions, or discontinuation, incurring additional operating costs, and potential criminal charges against our employees, all of which could materially impact our business, financial position, results of operations, and prospects.

Changes in government regulations or the introduction of new laws may increase compliance costs, and authorities like the MOH and SMC could suspend or deny the renewal of our existing licenses if we fail to meet applicable standards. Although we presently satisfy licensing requirements, there is no guarantee of maintaining or obtaining licenses for future operations. Failure to maintain or renew licenses, permits, qualifications, and approvals could adversely affect our operations, leading to negative impacts on our business, financial position, results of operations, and prospects.

While we currently hold regulatory licenses, approvals, and permits for our business operations, these are subject to specified conditions. Non-compliance with these conditions could result in the revocation of licenses and permits by relevant authorities. Although we have not encountered such issues in the past, any such occurrence could significantly affect our business, financial position, and results of operations. The renewal of licenses, approvals, or permits, especially if new laws are enacted, is uncertain, and there is no assurance that we will successfully renew them in a timely manner, on favorable terms, or at all.

The regulation of healthcare fees and the potential rise in the number of medical practitioners could have adverse effects on our business.

In November 2018, the Singapore Ministry of Health (MOH) published Fee Benchmarks for private sector professional fees related to common surgical procedures. These benchmarks establish a fee range for each procedure, considering factors such as the complexity of medical procedures and the time, effort, and expertise involved. Less complex cases may be charged at the lower end of the fee benchmarks range, while more complex cases could be at the higher end of the range. Fees may exceed the fee benchmarks in cases of exceptional complexity, due to the additional risk, time and effort required for the procedure. In such rare circumstances, fees charged above the fee benchmarks may not be unreasonable. While the Fee Benchmarks serve as a recommendation and guideline, medical practitioners are not obligated to price their services accordingly. Presently, all our services are priced within the Fee Benchmarks. However, there is no guarantee that these benchmarks will not be revised in the future. If the Fee Benchmarks are lowered, we may need to adjust our fees accordingly, potentially reducing our revenues and profitability.

Additionally, there is a trend towards increasing the number of medical practitioners in Singapore. The heightened competition within the private healthcare sector is likely to put pressure on service rates, leading to a potential reduction in the fees we can charge for our services.

Challenges faced by the healthcare industry may also have an effect on the Company.

Our business, financial condition, results of operations and prospects may be affected by the challenges currently faced by the healthcare industry, including but not limited to:

●	economic and business climate at local, regional, national and international levels;

●	increase in the threat of terrorism and occurrence of natural and man-made disasters that affect travel security or the global economy may reduce the number of medical travelers;

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●	improvements in the quality of healthcare services in other countries that may affect the number of medical travelers coming to the Company’s clinics and facilities for the orthopedic and physiotherapy services;

●	rising costs of medicines and pharmaceutical drugs, overheads and other costs incurred for the provision of the Group’s services;

●	stricter laws and regulations relating to the protection of patient information from unauthorized disclosure;

●	stricter laws and regulations governing the purchase and dispensation of medicines and pharmaceutical drugs; and

●	diagnostic services, overheads and other costs incurred for the provision of the Group’s services.

In 2016, the SMC issued the 2016 edition of the SMC’s Ethical Code and Ethical Guidelines (“ECEG”) which came into force on January 1, 2017. Guideline H3(7) prohibits doctors from paying managed care companies, third party administrators, insurance entities or patient referral services (for the purposes of this risk factor, “Third Parties”): (a) fees that are based primarily on the services the doctors provide or the fees doctors collect; (b) fees that are so high as to constitute “fee splitting” or “fee sharing”; or (c) fees which render medical practitioners unable to provide the required standard of care. Guideline H3(7) came into effect on July 1, 2017 and places the onus of complying with the same solely on doctors and not Third Parties. If our Group enters into or maintains arrangements with Third Parties in breach of the ECEG and the SMC receives a complaint or information pertaining to the same, the SMC will refer such complaint or information to the chairman of the Complaint Panel, and a Complaints Committee will enquire into the complaint or information. This may result in disciplinary actions being taken against our specialists or our Group. While we have been complying with the ECEG, there is no guarantee that we will not be subjected to a complaint in the future arising from future or previous arrangements with Third Parties.

We are subject to political, economic and social developments as well as the laws, regulations and licensing requirements in Singapore.

Our business, prospects, financial condition and results of operations may be adversely affected by political, economic, social and legal developments that are beyond our control in the countries in which we operate in. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of Singapore and the region may also adversely affect the Company’s business, financial condition, results of operations and prospects. The regional countries are in a state of rapid political, economic and social changes, which will entail risks to our business and operations if we are to expand in the region in the future. As such, we are unable to assure you that we will be able to adapt to the local conditions, regulations and business practices and customs in the future. Any changes implemented by the governments of the countries in which we operate resulting, inter alia, in currency and interest rate fluctuations, capital restrictions, and changes in duties and taxes detrimental to our business could materially and adversely affect our operations and financial performance.

Currently, we have in place a number of existing regulatory licenses, approvals and permits for the purposes of its business operations. We will continue to seek the appropriate licenses, approvals and permits in the event that the Company expands its operations to other countries in which it does not currently operate in. The licenses and permits we have obtained are subject to conditions stipulated in the licenses and permits and/or in the relevant laws, rules and regulations under which they have been issued. These conditions must be complied with for the duration of the licenses and permits. Where there is a failure to comply fully, the relevant authorities have the power to revoke the licenses and permits. In the event this happens, our business, operations and financial position will be adversely affected. If our licenses are revoked or renewal of such licenses and permits cannot be obtained, or the terms imposed for renewal are not acceptable or favorable to us, our operations and business may be adversely affected. Consequently, our financial condition, results and prospects will be adversely affected.

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There is no assurance that upon the expiration of the licenses, approval or permits under which the Company carries on its business operations, the Company will be able to successfully renew them in a timely manner or at all, or that the renewal of these licenses will be granted on terms acceptable to us, or that if the relevant authorities enact new laws and regulations, the Company will be able to successfully comply with these requirements.

The Company may also expand to other cities where we do not possess the same level of familiarity with the regulations and business climate in those cities. We cannot assure investors that we will be able to obtain the requisite licenses, approvals and permits in those cities. Any failure by the Company to obtain the requisite licenses, approvals and permits in a timely manner and any unforeseen difficulties arising from the new and unfamiliar territories may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of our Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a BVI business company listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in BVI, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We plan to utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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We will be a “controlled company” after our listing under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Immediately after the completion of this offering, Rainforest Capital VCC is expected to beneficially own approximately [ ]% of our outstanding ordinary shares (or [ ]% if the over-allotment option is exercised in full) and thus a majority of the total voting power of our ordinary shares. As a result of Rainforest Capital VCC’s ownership of such voting power, after the completion of this offering, we will be a “controlled company” under the Nasdaq corporate governance standards.

Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer and the requirement that its remuneration committee be composed entirely of independent directors.

We have elected to use the exemptions available to foreign private issuers, which exempt us from such requirements as well. As a result, we do not have to directly rely on the exemptions available to controlled companies. The effect is that our shareholders will not have the same protections afforded to shareholders of companies that are not “controlled companies” and that are subject to the above mentioned corporate governance requirements.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than US$1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our initial public offering. If you purchase our ordinary shares in our initial public offering, you may not be able to resell those ordinary shares at or above the initial public offering price. We cannot assure you that our ordinary shares’ initial public offering price, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our ordinary shares that have occurred from time to time prior to our initial public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control, regardless of our actual operating performance.

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Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

The market price of our ordinary shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. A few shareholders hold a significant portion of our ordinary shares and these are “restricted securities” as defined in Rule 144. These ordinary shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure of our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our controlling shareholder will retain control over our Group and this may limit your ability to influence the outcome of decisions requiring the approval of shareholders.

Following the completion of the offering, our controlling shareholder, namely Rainforest Capital VCC, is expected to continue to own a majority of our shares and will be able to significantly influence all matters requiring approval by our shareholders, including the appointment of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of us through corporate actions such as merger or take-over attempts, which could conflict with the interests of other shareholders.

There may not be an active, liquid trading market for our ordinary shares.

There is no active trading market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained. You may not be able to sell your ordinary shares at the market price, if at all, if trading in our ordinary shares is not active.

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If you purchase ordinary shares sold in this offering, you will experience immediate and substantial dilution.

The initial public offering price of our ordinary shares is substantially higher than the pro forma net tangible book value per share of our ordinary shares. Assuming the completion of the offering, if you purchase ordinary shares in this offering, you will incur immediate dilution of approximately US$[  ] or approximately [  ]% in the pro forma net tangible book value per share from the price per share that you pay for the shares, assuming no exercise of the over-allotment option. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months from the completion of our offering.

We are a BVI company and, because judicial precedent regarding the rights of members is more limited under BVI law than that under U.S. law, you may have less protection for your member rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The right of members to take action against the directors, actions by minority members and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our members and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public members may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling members than they would as members of a U.S. public company.

Because we do not expect to pay dividends in the near future after this offering, you must rely on price appreciation of the ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the near future. See “Dividend Policy.” Therefore, you should not rely on an investment in the ordinary shares as a source for any future dividend income.

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Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under BVI law and provided that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ordinary shares will likely depend entirely upon any future price appreciation of the ordinary shares. There is no guarantee that the ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in the ordinary shares and you may even lose your entire investment in the ordinary shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands or Singapore based on U.S. or other foreign laws against us, our management or the experts named in this prospectus.

Basel Medical is a BVI business company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in Singapore. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in Singapore or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or Singapore courts would hear original actions brought in the British Virgin Islands or Singapore against us or such persons predicated upon the securities laws of the U.S. or any state. See “Enforceability of Civil Liabilities.”

The price of our ordinary shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be due to factors unrelated to our actual or forecasted operating performance and financial condition or prospects, making it difficult for prospective investors to assess the underlying value of our ordinary shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, as there was no prior market for our shares, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trading, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

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In addition, if the trading volume of our ordinary shares is low, investors buying or selling in relatively small quantities may easily influence the price of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research reports about us or our business, or if such analysts issue adverse recommendations regarding our ordinary shares, the market price for our ordinary shares or trading volume could decline.

The trading market for our ordinary shares will be influenced by research reports that industry or securities analysts publish about our business and financial results, or the lack thereof. The lack of analyst coverage may adversely affect our share price, trading volume, and general investor interest. If analysts who cover us downgrade their recommendation of our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our ordinary shares may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We intend to list our ordinary shares for trading on the Nasdaq Capital Market under the symbol “BMGL.” We cannot guarantee that our ordinary shares will be approved for listing on the Nasdaq Capital Market; however, we will not complete this offering unless our ordinary shares are so listed. Even if our ordinary shares are listed on the Nasdaq Capital Market, we cannot assure you that our ordinary shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary share is a “penny stock,” which will require brokers trading in our ordinary share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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Anti-takeover provisions in our post-offering amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including, among other things, the following:

●

provisions that authorize our board of directors to issue shares with preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s memorandum and articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% in par value or otherwise by number of issued shares which as at that date carry the right to vote, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and at least seven clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of one-third of the shares being individuals present in person or by proxy. For these purposes, “clear days” means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organisation which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of demand for orthopedic treatment;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding the size and growth rate of our patients and customer base;

●	our plans to invest in our operations;

●	competition in our industry; and

●	relevant government policies and regulations (particularly those of Singapore’s) relating to our industry, including the regulatory environment in the Singapore medical sector.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Any decrease in demand for the type of goods that we produce may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the changing nature of the demand for daily necessities results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[  ], or approximately US$[  ] if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts, non-accountable expense allowance and the other estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$[  ] per ordinary share, the midpoint of the price range shown on the front cover page of this prospectus. A US$[  ] increase (decrease) in the assumed initial public offering price of US$[  ] per ordinary share would increase (decrease) the net proceeds to us from this offering by US$[  ], assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares and the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and other estimated expenses payable by us.

We plan to use the net proceeds from this offering as follows:

●	Approximately 50% for potential mergers and acquisitions in the future. As at the date of this prospectus, no binding agreement has been signed with any party for any mergers and acquisitions. As part of our expansion plan, we regularly engage with potential partners to identify collaboration opportunities. Our expertise lies in the orthopedic, physiotherapy and medical services industry and we are looking to expand in Southeast Asia into such domains. We expect that the net proceeds to be used for potential mergers and acquisitions in the future will be applied to such industry.

●	Approximately 20% for business expansion, such as expanding our clinic space, increasing auxiliary service capabilities, such as X-ray, physiotherapy and laboratory testing services that are complementary to orthopedic services, hiring additional medical practitioners and staff, upgrading our technology systems, and increasing our marketing budget.

●	Approximately 30% for daily operations and working capital.

Within the next 12 to 18 months, we foresee that we will seek acquisition and collaboration partners in Singapore and Malaysia. Our acquisition and collaboration targets include general practitioner (GP) clinics and specialist clinics that complement our orthopedic services, particularly those focused on the musculoskeletal system, aging treatments, physiotherapy and occupational therapists. Our goal is to become an internationally known medical services provider in the Southeast Asian market, with a presence in at least four Southeast Asia countries (potentially covering Singapore, Malaysia, Indonesia and Thailand) within the next three years.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have flexibility and discretion in the application of net proceeds from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds.

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DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under BVI law, namely that in no circumstances may a dividend be paid unless the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Since its inception, Basel Medical has not declared or paid any dividends on our ordinary shares. We do not have any present plan to declare any cash dividends on our ordinary shares in the near future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2023:

●	on an actual basis; and

●	on a pro forma basis to give effect to the sale of [ ] ordinary shares by us in this offering at the assumed IPO price of US$[ ] per share, and to reflect the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and other offering expenses payable by us.

You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, “Use of Proceeds” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in this prospectus.

	Actual (US$)	Pro Forma as Adjusted (1)(2) (US$)
Long-term loans, including current portion	4,106,915
Finance lease liabilities, including current portion	238,993
Total borrowings	4,345,908

Capital attributable to equity holders of the Group
Ordinary shares: 16,250,000 shares issued and outstanding as of December 31, 2023,(3) [ ] ordinary shares issued and outstanding on a pro forma as adjusted basis	18,362,506
Merger reserve arising from group restructuring	(18,362,500)
Retained earnings	5,165,928
Total equity attributable to Basel Medical Group Ltd	5,165,934
Total capitalization and indebtedness (1)	9,511,842

(1)	Reflects the sale of ordinary shares in this offering at an assumed IPO price of US$[ ] per share (excluding any ordinary shares that may be sold as a result of the underwriters exercising its over-allotment option), and after deducting the estimated underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us. We estimate that such net proceeds will be approximately US$[ ].

(2)	Assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, a US$[ ] increase (decrease) in the expected IPO price of US$[ ] per share, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[ ].

(3)	Basel Medical was incorporated on August 10, 2023 as part of our Group’s corporate reorganization to prepare for this listing and offering.

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DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of December 31, 2023 was approximately US$5,165,934, or US$0.32 per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[  ] per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$[  ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2023, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of US$[  ] per ordinary share, the midpoint of the estimated range of the offering price, after deduction of the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately US$[  ], or US$[  ] per ordinary share. This represents an immediate increase in net tangible book value of US$[  ] per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$[  ] per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
(US$)
Assumed initial public offering price
Net tangible book value as per share as of December 31, 2023	0.32
As adjusted net tangible book value per ordinary share
Pro forma net tangible book value per ordinary share after giving effect this offering as of December 31, 2023
Amount of dilution in net tangible book value per ordinary share to new investors in this offering

A US$1.00 change in the assumed public offering price of US$[  ] per ordinary share would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$[  ], the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by US$[  ] per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by US$[ ] per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares			Total Consideration			Average Price Per
	Number	Percent		Amount (in US$)	Percent		Ordinary Share (in US$)
Existing shareholders	[ ]		%	[ ]		%
New investors			%			%
Total			%			%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. Some of our executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in Singapore or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or Singapore courts would hear original actions brought in the British Virgin Islands or Singapore against us or such persons predicated upon the securities laws of the U.S. or any state

We have appointed [  ] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal adviser as to British Virgin Islands law, and Bayfront Law LLC, our legal adviser as to Singapore law, have advised us, respectively, that there is uncertainty as to whether the courts of the British Virgin Islands and Singapore, respectively, would:

●	recognize or enforce against the Company judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	impose liabilities against us the Company predicated upon the civil liability provisions of the securities laws of the United States so far as the liabilities imposed by those provisions are penal in nature.

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There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in Singapore.

The courts in Singapore may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

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CORPORATE HISTORY AND STRUCTURE

Basel Medical is a BVI business company incorporated on August 10, 2023 with operations conducted by our subsidiaries based in Singapore. Our founder, Dr. Kevin Yip, started practicing in Singapore in 2001 as a sole proprietor, when our first clinic was set up, and our first subsidiary, SSO Clinic, was incorporated in 2004. From 2004 to the 2020s, we expanded our operations and incorporated further operating entities in Singapore. The following entities were incorporated on the following dates primarily to serve different segments of our clientele, including dormant entities indicated below which do not have any operations to date:

No.	Group entity	Date of incorporation	Individual patient segment / Corporate client segment	Inpatient services / outpatient services
1.	Singmed Specialists Pte. Ltd.	March 20, 2020	N/A (Intermediate holding company)
2.	SSO Clinic (Singapore Sports & Orthopaedic Clinic Pte. Ltd.)	July 30, 2004	Corporate	Outpatient
3.	SSOC (SSOC Pte. Ltd.)	July 3, 2013	Individual	Outpatient
4.	SSO Services (Singapore Sports & Orthopaedic Services Pte. Ltd.)	July 30, 2004	Corporate	Inpatient
5.	SSOS (SSOS Pte. Ltd.)	July 3, 2013	Individual	Inpatient
6.	SSPC (Singapore Sports and Physiotherapy Centre Pte. Ltd.)	July 12, 2017	Corporate and Individual	Outpatient physiotherapy services
7.	SKC (Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.)	August 8, 2014	Currently dormant[1]
8.	SKS (Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.)	August 8, 2014	Currently dormant[1]

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Singmed Specialists. Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Singmed Specialists to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Singmed Specialists, which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical was incorporated under the laws of the BVI as our holding company to facilitate this offering and the listing of Basel Medical’s ordinary shares on Nasdaq, and in connection therewith, Rainforest Capital VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Singmed Specialists were transferred to Basel Medical by Rainforest Capital VCC, to prepare for this listing and offering.

1 Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd. was incorporated with the original intention to serve individual patients while Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. was incorporated with the original intention to serve corporate clients. Coverage for these patients and clientele has been revamped and taken over by other entities within our Group.

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Subsequently, between September 2023 and June 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical to certain other investors, following which Rainforest Capital VCC held a total of 9,997,910 ordinary shares.

Following such reorganization, our corporate structure was as follows:

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Following this offering, and assuming the over-allotment option is not exercised, our corporate structure will be as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

BASIS OF PRESENTATION AND PREPARATION

The following discussion of our results of operations and financial position should be read in conjunction with the “Audited Consolidated Financial Statements For The Financial Years Ended June 30, 2023 and 2022 and for the six months ended December 31, 2023 and 2022”, as set out in this prospectus.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section of this prospectus.

Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by our Company or any other person. These forward-looking statements that speak only as of the date hereof. Please refer to the “Special Note Regarding Forward-Looking Statements and Industry Data” section of this prospectus for further details.

OVERVIEW

As a medical specialist provider in Singapore, the Group is an established brand name with more than 20 years of experience in providing a full suite of orthopedic solutions. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma and sports medicine services such as knee/hip replacements, sports medicine/surgery, spine surgery, foot/ankle surgery and minimally invasive orthopedic procedures. We also have in-house physiotherapy and X-ray services.

Please refer to the section entitled “Overview” of this prospectus for further details of our business.

Revenue

Our revenue for FY2023 and FY2022 amounted to S$9,701,777 (US$7,174,279) and S$10,658,500, respectively. Our revenue for the six months ended December 31, 2023 and 2022 amounted to S$5,088,326 (US$3,856,838) and S$5,037,787, respectively. Revenue is derived from the provision of orthopedic, trauma and sports medicine services comprising mainly medical consultation charges, surgery fees and implant fees for implants used during surgeries, as well as physiotherapy services provided by our in-house physiotherapist team.

Revenue is recognized upon goods and services being rendered based on invoiced amounts. These fees vary depending on length of consultation, the complexity of the surgical and non-surgical treatment procedures and the type of drugs and medical supplies provided to our patients.

Our Group has only two primary business or operating segments, which are that of providing medical consultancy and services in the field of orthopedic medicine, and the provision of physiotherapy services. As revenue and assets are derived from Singapore, no geographical segment information is presented.

The breakdown of our revenue streams for the years under review is set out below:

	Years ended June 30					Six months ended December 31
	2023			2022		2023			2022
	US$’000	S$’000%		S$’000%		US$’000	S$’000%		S$’000%
Orthopaedic services	6,717	9,084	93.6	10,016	94.0	3,596	4,744	93.2	4,743	94.1
Physiotherapy services	457	618	6.4	643	6.0	261	344	6.8	295	5.9

Total revenue	7,174	9,702	100.0	10,659	100.0	3,857	5,088	100.0	5,038	100.0

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Our revenue is mainly dependent on the following factors:

●	nature, complexity and duration of treatment as well as the level of medical expertise required;

●	the maintenance and expansion of the corporate relationships;

●	patient demand, which is dependent on the individual’s preferences and socio-economic circumstances;

●	ability to recruit and retain experienced and qualified healthcare professionals who have the expertise to provide quality and effective healthcare services to meet the demands of our patients;

●	competition from other similar orthopaedic service providers in private and restructured hospitals and smaller clinics;

●	our ability to maintain the relevant licences, registrations, permits, approvals or exemptions necessary for our business; and

●	changes in government policies or regulations including the use of MediSave.

Please refer to the sections entitled “Risk Factors”, “Our Growth Prospects”, and “Overview” of this prospectus for other factors which may affect our revenue.

Other income

Other income mainly consists of interest received on a loan to Singmed Investment Pte. Ltd, a related party. Other income amounted to S$412,357 (US$304,930) and S$553,858 in FY2023 and FY2022, respectively. For the six months ended December 31, 2023 and 2022, other income amounted to S$161,430 (US$122,360) and S$34,466, respectively.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses amounted to S$2,336,970 (US$1,728,145) and S$2,178,886 in FY2023 and FY2022, respectively, and representing approximately 24.1% and 20.4% of the Group’s revenue. For the six months ended December 31, 2023 and 2022, consumables, medical supplies and other related expenses amounted to S$1,277,016 (US$967,950) and S$1,328,615, respectively, and representing approximately 25.1% and 26.4% of the Group’s revenue.

The main components of our consumables, medical supplies and other related expenses include laboratory charges, drugs and medical supplies for provision of orthopedic and physiotherapy services.

Our consumables, medical supplies and other related expenses are mainly dependent on the following:

(a)	our ability to retain existing suppliers and/or secure new suppliers which can meet our cost and quality requirements for drugs, medical supplies and consumables;

(b)	fluctuations in prices of drugs, medical supplies and other consumables;

(c)	availability of the stock of certain drugs used;

(d)	doctors’ preference on using formulary drugs versus generic drugs; and

(e)	our ability to purchase drugs, medicine and medical supplies at competitive prices.

Please refer to the section entitled “Risk Factors” of this prospectus for other factors which may affect our business operations and financial performance.

Employee benefits expense

Employee benefits expense consists of remuneration of doctors, clinic assistants, physiotherapists and administrative support staff. These mainly include salaries, allowances, bonuses and CPF contributions.

Our employee benefits expense amounted to S$3,247,128 (US$2,401,189) and S$4,030,422 in FY2023 and FY2022 respectively, accounting for 33.5% and 37.8% of our total revenue for each of FY2023 and FY2022 respectively. For the six months ended December 31, 2023 and 2022, employee benefits expense amounted to S$1,316,323 (US$997,744) and S$2,143,754 respectively, representing approximately 25.9% and 42.6% of the Group’s revenue.

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Depreciation expense

The depreciation expense amounted to S$557,128 (US$411,985) and S$575,919 in FY2023 and FY2022 respectively, representing approximately 5.7% and 5.4% of the Group’s revenue in FY2023 and FY2022 respectively. For the six months ended December 31, 2023 and 2022, depreciation expense amounted to S$265,120 (US$200,955) and S$321,217 respectively, representing approximately 5.2% and 6.4% of the Group’s revenue.

Depreciation expense includes depreciation of property and equipment and right of use of assets. Depreciation of property and equipment includes the depreciation for renovation, computers and office equipment, medical equipment and furniture and fittings.

Rent expense

The Group’s rent expense amounted to S$19,197 (US$14,196) and S$12,588 in FY2023 and FY2022 respectively, representing approximately 0.2% and 0.1% of the Group’s revenue in FY2023 and FY2022 respectively. For the six months ended December 31, 2023 and 2022, rent expense amounted to S$3,179 (US$2,410) and S$17,961 respectively, representing approximately 0.1% and 0.4% of the Group’s revenue.

Other operating expenses

Other operating expenses mainly comprised marketing and business development expenses, professional fee, impairment on trade receivables and other miscellaneous costs.

Other operating expenses amounted to S$1,583,540 (US$1,170,997) and S$1,707,232 in FY2023 and FY2022, respectively, representing approximately 16.3% and 16.0% of the Group’s revenue in FY2023 and FY2022 respectively. For the six months ended December 31, 2023 and 2022, other operating expense amounted to S$353,936 (US$268,276) and S$528,858 respectively, representing approximately 7.0% and 10.5% of the Group’s revenue.

Finance costs

Finance costs mainly comprised interest expenses on term loans from financial institutions for general working capital purposes and lease liabilities pertaining to the lease of premises. Finance costs amounted to S$238,602 (US$176,442) and S$320,867 in FY2023 and FY2022, respectively. For the six months ended December 31, 2023 and 2022, finance costs amounted to S$96,123 (US$72,859) and S$133,828 respectively, representing approximately 1.9% and 2.7% of the Group’s revenue.

Income tax expense/(benefit)

Income tax expense amounted to S$348,280 (US$257,546) and S$408,480 in FY2023 and FY2022, respectively. For the six months ended December 31, 2023 and 2022, income tax expense amounted to S$611,483 (US$463,490) and income tax benefit amounted to S$5,680 respectively.

The group is subjected to income tax at the applicable statutory tax rates in Singapore and the prevailing statutory tax rate was 17.0% for the years and periods under review.

In FY2023 and FY2022, our effective tax rates were approximately 16.3% and 17.1% respectively. In FY2023, our effective tax rate was lower than the prevailing statutory tax rates in Singapore due to tax rebates and certain deductibles. In FY2022, the Group recorded slightly higher effective tax rate than the prevailing statutory tax rates in Singapore due to certain non-deductible expenses incurred.

SEASONALITY

Generally, our business is not subject to any significant seasonal fluctuations.

INFLATION

Inflation did not have a material impact on our financial performance for the years and periods under review.

FOREIGN EXCHANGE EXPOSURE

Our operations are based in Singapore and we have minimal exposure to foreign exchange fluctuations.

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REVIEW OF RESULTS OF OPERATIONS

FY2023 vs FY2022

Revenue

Revenue decreased by S$956,723, approximately 9.0%, from S$10,658,500 in FY2022 to S$9,701,777 (US$7,174,279) in FY2023. This is due to a decrease in revenue from our orthopedic services and physiotherapy services by S$931,668 and S$25,055 respectively.

The decrease in revenue was attributable to a lower patient count recorded for the clinics, especially from corporate patients for which revenue decreased by S$960,849. This is attributed to the sluggish rebound from the COVID pandemic lockdown that has impacted our business, particularly affecting the construction industry, as construction staff constitute a segment of our patients. Within our sector, characterized by a significant number of injury-related cases, recovery has been protracted due to challenges in logistics, supply chain management, and recruiting foreign manpower in Singapore. We anticipate that future business operations will be less susceptible to such disruptions, given that effects from the COVID pandemic remains an anomaly. As the construction sector gradually rebounds post-COVID, we anticipate a gradual recalibration of business dynamics.

Other income

Other income decreased by S$141,501, approximately 25.5% from S$553,858 in FY2022 to S$412,357 (US$304,930) in FY2023. This decrease was mainly due to a decrease in government grant by S$275,634. The higher grants received from the government in FY2022 were due to additional measures taken by the government, such as the Jobs Support Scheme and Jobs Growth Incentive, to support companies during the economic certainties brought about by the COVID pandemic lockdowns.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$158,084, approximately 7.3% from S$2,178,886 in FY2022 to S$2,336,970 (US$1,728,145) in FY2023. This increase was mainly due to an increase in cost of S$159,197 from the Orthopedic Services segment. The increase was attributable to higher laboratory charges in FY2023 as compared to FY2022.

Employee benefits expense

Employee benefits expense decreased by S$783,294, approximately 19.4% from S$4,030,422 in FY2022 to S$3,247,128 (US$2,401,189) in FY2023. This decrease was mainly due to a decrease in headcount.

Depreciation expense

Depreciation expense decreased by S$18,791 or 3.3%, from S$575,919 in FY2022 to S$557,128 (US$411,985) in FY2023. This was a result of lower depreciation from right of use assets in FY2023 as compared to FY2022.

Rent expense

Rent expense increased by S$6,609 or 52.5%, from S$12,588 in FY2022 to S$19,197 (US$14,196) in FY2023 mainly due to a new short-term lease agreement entered to lease the office space.

Other operating expenses

Other operating expenses decreased by S$123,692 or 7.2% from S$1,707,232 in FY2022 to S$1,583,540 (US$1,170,997) in FY2023 mainly due to decrease in marketing expenses.

Finance costs

Finance costs decreased by S$82,265 from S$320,867 in FY2022 to S$238,602 (US$176,442) in FY2023, mainly due to decrease in interest on bank borrowings of S$53,438.

Profit before tax

Profit before tax decreased by S$254,875 from S$2,386,444 in FY2022 to S$2,131,569 (US$1,576,255) in FY2023, arising from a decrease in revenue and partially offset by the decrease in employee benefit expense and other operating expenses.

Income tax expense

Income tax expense decreased by S$60,200 from S$408,480 in FY2022 to S$348,280 (US$257,546) in FY2023.

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Six months ended December 31, 2023 and 2022

Revenue

Revenue increased slightly by S$50,539, approximately 1.0%, from S$5,037,787 in the six months ended December 31, 2022 to S$5,088,326 (US$3,856,838) in the six months ended December 31, 2023. This is due to an increase in revenue from Orthopedic Services and Physiotherapy Services by S$1,170 and S$49,370 respectively.

Revenue is comparable for both periods due to slow recovery from COVID pandemic lockdowns. Revenue from corporate patients increased by S$541,054 in the six months ended December 31, 2023 as compared to the six months ended December 31, 2022, due to the relaxation of COVID restrictions, especially for the construction industry, where majority of our corporate patients are from. This increase in revenue is partially offset by the decrease in revenue from the individual patients by S$490,514 in the six months ended December 31, 2023 as compared to the six months ended December 31, 2022. This is due to the change in perspective for non-urgent treatment by individual patients post-COVID, whereby some patients prefer to avoid going to clinics or postpone non-urgent operations in order to minimize their exposure to COVID.

Other income

Other income increased by S$126,964, approximately 368.4% from S$34,466 in the six months ended December 31, 2022 to S$161,430 (US$122,360) in the six months ended December 31, 2023. This increase was mainly due to an increase in interest income from related party.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses decreased by S$51,599, approximately 3.9% from S$1,328,615 in the six months ended December 31, 2022 to S$1,277,016 (US$967,950) in the six months ended December 31, 2023. This decrease was mainly due to a decrease in cost of S$51,851 from the Orthopedic Services segment. The decrease was attributable to lower facility fee paid to hospitals in the six months ended December 31, 2023 as compared to the six months ended December 31, 2022.

Employee benefit expense

Employee benefit expense decreased by S$827,431, approximately 38.6% from S$2,143,754 in the six months ended December 31, 2022 to S$1,316,323 (US$997,744) in the six months ended December 31, 2023. This decrease was mainly due to a decrease in headcount.

Depreciation expense

Depreciation expense decreased by S$56,097 or 17.5%, from S$321,217 in the six months ended December 31, 2022 to S$265,120 (US$200,955) in the six months ended December 31, 2023. This was a result of lower depreciation from right of use assets in six months ended December 31, 2023 as compared to the six months ended December 31, 2022.

Rent expense

Rent expense decreased by S$14,782 or 82.3%, from S$17,961 in the six months ended December 31, 2022 to S$3,179 (US$2,410) in the six months ended December 31, 2023 due to an expired lease in July 2023.

Other operating expenses

Other operating expenses decreased by S$174,922 or 33.1% from S$528,858 in the six months ended December 31, 2022 to S$353,936 (US$268,276) in the six months ended December 31, 2023 mainly due to decrease in marketing expenses.

Finance costs

Finance costs decreased by S$37,705 from S$133,828 in the six months ended December 31, 2022 to S$96,123 (US$72,859) in the six months ended December 31, 2023, mainly due to decrease in interest on bank borrowings of S$23,622.

Profit before tax

Profit before tax increased by S$1,340,039 from S$598,020 in the six months ended December 31, 2022 to S$1,938,059 (US$1,469,004) in the six months ended December 31, 2023, mainly arising from a decrease in employee benefit expense and other operating expenses.

Income tax expense

Income tax expense increased by S$617,163 from income tax benefit of S$5,680 in the six months ended December 31, 2022 to income tax expense of S$611,483 (US$463,490) in the six months ended December 31, 2023, mainly due to deferred tax asset recognized in six months ended December 31, 2022.

42

REVIEW OF FINANCIAL POSITION

As at December 31, 2023

Current Assets

Current assets amounted to S$16,328,733 (US$12,376,816) or 97.9% of the total assets as at December 31, 2023, and mainly comprised inventories, trade and other receivables, cash and cash equivalents, amount due from a director and amount due from related parties.

Inventories amounted to S$110,231 (US$83,553) and accounted for 0.7% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$3,159,105 (US$2,394,531) accounted for 19.3% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$943,580 (US$715,213), and accounted for 5.8% of the current assets.

Amount due from a director amounted to S$1,400,292 (US$1,061,390), and accounted for 8.6% of the current assets.

Amount due from related parties amounted to S$10,715,525 (US$8,122,129), and accounted for 65.6% of the current assets.

Non-Current Assets

As at December 31, 2023, non-current assets amounted to S$349,146 (US$264,645) or 2.1% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$272,777 (US$206,759), deferred tax assets of S$27,565 (US$20,894) and property and equipment of S$48,804 (US$36,992). Property and equipment comprises of renovation of S$32,364 (US$24,531), medical equipment of S$8,129 (US$6,162), computer & office equipment of S$7,981 (US$6,049) and furniture & fittings of S$330 (US$250).

Current Liabilities

Current liabilities amounted to S$7,357,924 (US$5,577,143) and accounted for 74.6% of our total liabilities, and comprised trade and other payables, borrowings, amount due to related parties, amount due to shareholder, asset retirement obligation and provision for income tax.

Trade and other payables amounted to S$2,163,051 (US$1,639,544) and accounted for 29.4% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$3,229,018 (US$2,447,524) and accounted for 43.9% of our current liabilities, mainly related to term loan from banks.

Amount due to related parties of S$457,458 (US$346,743), or 6.2% of our Group’s total current liabilities.

Amount due to shareholder of S$691,801 (US$524,370), or 9.4% of our Group’s total current liabilities.

Asset retirement obligation of S$15,000 (US$11,370), or 0.2% of our Group’s total current liabilities.

Provision for income tax of S$801,596 (US$607,592), or 10.9% of our Group’s total current liabilities.

Non-Current Liabilities

Non-current liabilities amounted to S$2,504,538 (US$1,898,384) and accounted for 25.4% of our total liabilities. Non-current liabilities mainly consisted of borrowings.

Total Equity

Total equity amounted to S$6,815,417 (US$5,165,934), comprising S$24,455,178 (US$18,362,506) of share capital, S$-24,455,170 (US$ -18,362,500) of merger reserve arising from group restructuring and S$6,815,409 (US$5,165,928) of retained earnings.

43

As at June 30, 2023

Current Assets

Current assets amounted to S$14,774,239 (US$10,925,268) or 96.1% of the total assets as at June 30, 2023, and mainly comprised inventories, trade and other receivables, cash and cash equivalents, amount due from a director and amount due from related party.

Inventories amounted to S$94,601 (US$69,956) and accounted for 0.6% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$1,584,566 (US$1,171,756) accounted for 10.7% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$1,217,448 (US$900,280), and accounted for 8.2% of the current assets.

Amount due from a director amounted to S$1,320,457 (US$976,453), and accounted for 8.9% of the current assets.

Amount due from related party amounted to S$10,557,167 (US$7,806,823), and accounted for 71.5% of the current assets.

Non-Current Assets

As at June 30, 2023, non-current assets amounted to S$606,346 (US$448,381) or 3.9% of our Group’s total assets. Non-current assets mainly consist of right of use assets from lease properties of S$522,095 (US$386,079), deferred tax assets of S$27,565 (US$20,384) and property and equipment of S$56,686 (US$41,918). Property and equipment comprises of renovation of S$41,580 (US$30,748), medical equipment of S$11,079 (US$8,193), computer & office equipment of S$3,556 (US$2,630) and furniture & fittings of S$471 (US$347).

Current Liabilities

Current liabilities amounted to S$6,468,174 (US$4,783,091) and accounted for 65.4% of our total liabilities, and comprised trade and other payables, borrowings, asset retirement obligation and provision for income tax.

Trade and other payables amounted to S$2,188,259 (US$1,618,176) and accounted for 33.8% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$3,789,189 (US$2,802,033) and accounted for 58.6% of our current liabilities, mainly related to term loan from banks.

Asset retirement obligation of S$15,000 (US$11,092), or 0.2% of our Group’s total current liabilities.

Provision for income tax of S$475,726 (US$351,790), or 7.4% of our Group’s total current liabilities.

Non-Current Liabilities

Non-current liabilities amounted to S$3,423,570 (US$2,531,665) and accounted for 34.6% of our total liabilities. Non-current liabilities mainly consisted of borrowings.

Total Equity

Total equity amounted to S$5,488,841 (US$4,058,893), comprising S$8 (US$6) of share capital and S$5,488,833 (US$4,058,887) of retained earnings.

44

As at June 30, 2022

Current Assets

Current assets amounted to S$15,666,634 or 93.0% of the total assets as at June 30, 2022, and mainly comprised inventories, trade and other receivables, cash and cash equivalents, amount due from a director and amount due from related parties.

Inventories amounted to S$69,826 and accounted for 0.4% of the current assets, and comprised of drugs and medical supplies.

Trade and other receivables amounted to S$2,278,927 accounted for 14.5% of the current assets, which are mainly trade receivables due from corporate clients, deposits, and other receivables.

Cash and cash equivalents amounted to S$1,563,683, and accounted for 10.0% of the current assets.

Amount due from a director amounted to S$721,019, and accounted for 4.6% of the current assets.

Amount due from related parties amounted to S$11,033,179 and accounted for 70.4% of the current assets.

Non-Current Assets

As at June 30, 2022, non-current assets amounted to S$1,181,623 or 7.0% of our Group’s total assets. Non-current assets mainly consisted of right of use assets from lease properties of S$1,096,940, deferred tax assets of S$4,243 and property and equipment of S$80,440. Property and equipment comprises of renovation of S$60,010, medical equipment of S$13,000, computer & office equipment of S$6,648 and furniture & fittings of S$782.

Current Liabilities

Current liabilities amounted to S$7,192,789 and accounted for 54.7% of our total liabilities, and comprised trade and other payables, borrowings, amount due to related parties, asset retirement obligation and provision for income tax.

Trade and other payables amounted to S$2,412,221 and accounted for 33.5% of our current liabilities. Trade and other payables mainly comprised trade payables to suppliers in relation to the purchases of consumables and medical supplies, accrued bonus for employees and goods and services tax payable.

Borrowings, which amounted to S$4,203,233 and accounted for 58.4% of our current liabilities, mainly related to term loan from banks.

Amount due to related parties of S$171,837, or 2.4% of our Group’s total current liabilities;

Asset retirement obligation of S$15,000, or 0.2% of our Group’s total current liabilities;

Provision for income tax of S$390,498, or 5.4% of our Group’s total current liabilities;

Non-Current Liabilities

Non-current liabilities amounted to S$5,949,916 and accounted for 45.3% of our total liabilities. Non-current liabilities mainly consisted of borrowings.

Total Equity

Total equity amounted to S$3,705,552, comprising S$8 of share capital and S$3,705,544 of retained earnings.

45

LIQUIDITY AND CAPITAL RESOURCES

We financed our growth and operations through a combination of shareholders’ equity (including retained profits), net cash generated from operating activities, and borrowings from financial institutions. Our principal uses of cash have been for operational expenses, working capital purposes and payment of taxes.

As at December 31, 2023, we had cash and cash equivalents of S$943,580 (US$715,213). Equity attributable to owners of our Company amounted to S$6,815,417 (US$5,165,934) and our total borrowings amounted to S$5,733,556 (US$4,345,908), comprising mainly term loan from banks.

As at June 30, 2023, we had cash and cash equivalents of S$1,217,448 (US$900,280). Equity attributable to owners of our Company amounted to S$5,488,841 (US$4,058,893) and our total borrowings amounted to S$7,212,759 (US$5,333,698), comprising mainly term loan from banks.

Our Directors are of the reasonable opinion that, after taking into consideration the cash flows generated from our operations, our external borrowings and our existing cash and cash equivalents, and without considering any subsequent drawdowns thereof, as well as the gross proceeds to be raised pursuant to the offering, the working capital available to our Group is sufficient to meet our present requirements and for at least 12 months after the listing of our Company on Nasdaq.

We set out below a summary of our consolidated statements of cash flows for the years under review. The following net cash flow summary should be read in conjunction with the full text of this prospectus, including consolidated financial statements for the financial years ended June 30, 2023 and 2022, and for the six months ended December 31, 2023 and 2022, as set out in this prospectus.

	Years ended June 30			Six months ended December 31
	2023		2022	2023		2022
	US$’000	S$’000	S$’000	US$’000	S$’000	S$’000

Net cash generated from operating activities	1,922	2,599	2,792	109	144	1,070
Cash used in investing activities	(4)	(6)	(88)	(6)	(8)	(5)
Net cash used in financing activities	(2,174)	(2,940)	(12,922)	(311)	(410)	(1,207)
Net decrease in cash and cash equivalents	(256)	(347)	(10,218)	(208)	(274)	(142)
Cash and cash equivalents at beginning of financial year/ period	1,156	1,564	11,782	923	1,217	1,564
Cash and cash equivalents at end of financial year/ period	900	1,217	1,564	715	944	1,422

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FY2022

In FY2022, we generated operating cash flows before working capital changes of S$3,062,024. Net changes in working capital amounted to S$81,367. This was due mainly to a decrease in inventories of S$2,813, a decrease in trade and other receivables of S$14,065, and an increase in trade and other payables of S$64,489. We paid interest of S$320,867 and income tax of S$30,057 in FY2022. As a result, the net cash generated from operating activities amounted to S$2,792,467.

Cash used in investing activity amounted to S$88,495, mainly due to the purchase of property and equipment of S$88,495.

Net cash used in financing activities of S$12,922,102 was due mainly to decrease in amount due to related parties of S$10,099,930 and repayment of borrowings of S$2,540,479.

As a result of the above, our Group’s cash and cash equivalents decreased by S$10,218,130 from S$11,781,813 as at July 1, 2021 to S$1,563,683 as at June 30, 2022.

FY2023

In FY2023, we generated operating cash flows before working capital changes of S$2,838,166 (US$2,098,770). Net changes in working capital amounted to S$286,801 (US$212,084). This was due mainly to an increase in inventories of S$24,775 (US$18,321), a decrease in trade and other receivables of S$535,539 (US$396,021), and a decrease in trade and other payables of S$223,963 (US$165,616). We paid interest of S$238,602 (US$176,442) and income tax of S$286,374 (US$211,768) in FY2023. As a result, the net cash generated from operating activities amounted to S$2,599,991 (US$1,922,644).

Cash used in investing activity amounted to S$6,162 (US$4,557), mainly due to the purchase of property and equipment of S$6,162 (US$4,557).

Net cash used in financing activities of S$2,940,064 (US$2,174,121) was due mainly to repayment of borrowings of S$2,322,015 (US$1,717,086) and decrease in amount due to a director by S$599,437 (US$443,272). This is partially offset by an increase in amount due to related party of S$599,762 (US$443,513).

As a result of the above, our Group’s cash and cash equivalents decreased by S$346,235 from S$1,563,683 as at July 1, 2022 to S$1,217,448 (US$900,280) as at June 30, 2023.

Six months ended December 31, 2023

For the six months ended December 31, 2023, we generated operating cash flows before working capital changes of S$2,140,945 (US$1,622,787). Net changes in working capital amounted to S$1,615,377 (US$1,224,419). This was due mainly to an increase in inventories of S$15,630 (US$11,847), an increase in trade and other receivables of S$1,574,539 (US$1,193,465), and a decrease in trade and other payables of S$25,208 (US$19,107). We paid interest of S$96,123 (US$72,859) and income tax of S$285,613 (US$216,487) in the six months ended December 31, 2023. As a result, the net cash generated from operating activities amounted to S$143,832 (US$109,022).

Cash generated from investing activity amounted to S$7,920 (US$6,003), mainly due to the acquisition of property and equipment.

Net cash used in financing activities of S$409,780 (US$310,603) was due mainly to repayment of borrowings of S$1,199,967 (US$909,548), payment of principal portion of lease liabilities of S$279,236 (US$211,654), partially offset by increase in amount due to shareholder of S$691,801 (US$524,370) and amount due to related parties of S$457,457 (US$346,742).

As a result of the above, our Group’s cash and cash equivalents decreased by S$477,943 from S$1,421,523 as at December 31, 2022 to S$943,580 (US$715,213) as at December 31, 2023.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

As at June 30, 2023 and 2022 and December 2023 and 2022, our Group was committed to making the following rental payments in respect of operating leases of clinic premises:

	As at June 30, 2023		As at June 30, 2022	As at December 31, 2023		As at December 31, 2022
	(US$’000)	(S$’000)	(S$’000)	(US$’000)	(S$’000)	(S$’000)

Within one year	431	583	591	243	320	588

Between one year and five years	32	43	626	-	-	334

Total	463	626	1,217	243	320	922

Material capital expenditures and contingent liabilities

There were no major capital expenditures and contingent liabilities for the years under review.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this prospectus.

47

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from public industry and other sources. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information.

The global orthopedic market is anticipated to grow on account of greater awareness on higher quality of healthcare, rising geriatric population and increase in the demand in developed and developing nations. In Singapore, the orthopedic market in Singapore is expected to be driven by other the factors such as ageing population, rising income level, insured population in Singapore, etc. Below are some of the positive industry dynamics that support long term growth in the orthopedic market:(1)

●	Ageing population and Singapore’s demographics

Singapore has a population of about 5.7 million, with a significant aging population, increasing the demand for orthopedic care. Elderly healthcare support has always been one of the main agenda of the Singapore government as the population ages. According to the Singapore Department of Statistics, the proportion of citizens aged 65 and above has increased from 11.7% in 2013 to 19.1% in 2023. By 2030, around one in four citizens (24.1%) will be aged 65 and above.(2) The chart below shows the aged pyramid of resident population:

Pyramid of Resident Population

(Source: Population Trends 2023, Singapore Department of Statistics)

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Based on the research from the Singapore Department of Statistics, Singapore’s resident population continued to age. The median age of the resident population rose to 42.4 years as at end-June 2023 from 42.1 years in the previous year. The proportion of residents aged 65 years and over rose to 17.3 per cent from 16.6 per cent over the same period(3).

Aging results in decrease in physical and mental capacity and increase risk for various diseases.(4) Health conditions related with aging includes but not limited to diabetics, respiratory diseases, heart diseases, fall and fractures, as well as musculoskeletal disorders. Therefore, demand for orthopedic services is expected to increase along with the ageing population assuming more elderly people become afflicted with some orthopedic disease that requires treatment.

●	Rising income levels

Rising income levels is also one of the market drivers of the healthcare market as higher income increases the affordability of private healthcare services which include orthopedic services. There has been upward trend in household income in Singapore. Median monthly household income from work increased over the last reviewed ten years. Among resident employed households, median monthly household income from work grew by 6.1 per cent in nominal terms, from S$9,520 in 2021 to S$10,099 in 2022. After adjusting for inflation, median monthly household income from work rose 0.2 per cent in real terms in 2022. Taking into account household size, median monthly household income from work per household member rose from S$3,027 in 2021 to S$3,287 in 2022, an increase of 8.6 per cent in nominal terms, or 2.6 per cent in real terms.

From 2012 to 2017, the median monthly household income from work rose 15.5 per cent cumulatively or 2.9 per cent per annum in real terms. It continued to grow over the next five-year period from 2017 to 2022, with real growth coming in at 2.9 per cent cumulatively or 0.6 per cent per annum. After accounting for household size, median monthly household income from work per household member rose 22.9 per cent cumulatively (or 4.2 per cent per annum) in real terms from 2012 to 2017, and 11.9 per cent cumulatively (or 2.3 per cent per annum) in real terms from 2017 to 2022.(5) The chart below shows the growth of Singapore median household income from work in Singapore dollars:

(Source: Key Household Income Trends, 2022, Singapore Department of Statistics)

Singapore households have also spent more on healthcare services in the past few years. Based on the Household Expenditure Survey, the average monthly spending in healthcare increased from S$260 in 2012/2013 to S$320 in 2017/2018.(6) Healthcare accounted for 5.5% of monthly household expenditure in 2017/2018 as compared to 4.5% in 2012/2013. The average real salary increase in Singapore is forecasted to be 0.5% in 2024(7) which may translate into a greater affordability on private healthcare services and demand for high quality specialist healthcare services. The chart below shows the distribution breakdown of household expenditure by type of goods and services:

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Distribution Breakdown of Household Expenditure by Goods and Services

(Source: Report on the Household Expenditure Survey 2017/2018, Singapore Department of Statistics)

●	Insured population in Singapore

With a greater awareness on healthcare, more people are seeking insurance coverage. Singaporeans have the option of purchasing other types of private insurance with the help of an Integrated Shield Plans, either MediShield Life or extra private insurance cover that can also be availed by non-residents patients. According to the Life Insurance Association Singapore, Integrated Shield Plans has remained a significant component of health insurance in Singapore. Approximately 72,000 Singaporeans and Permanent Residents took up new Integrated Shield Plans as of 30 June 2023. In total, 2.9 million lives – approximately 71% of Singapore residents – are protected by Integrated Shield Plans which provide coverage on top of MediShield Life.(8) The increase in the number of insurance policies secured and the growth in the insured population may imply that there is a possibly increase in the spending on private healthcare.

●	Government effort and expenditure on healthcare

The Singapore government has put in tremendous efforts to ensure that healthcare is accessible and affordable, as evidenced by the increasing government spending in healthcare. Government spending in healthcare industry includes enhanced healthcare infrastructure, development of healthcare professional and investment in healthcare technology. The table below shows the government health expenditure in Singapore (denoted in Singapore dollars).

Government Health Expenditure

	FY18	FY19	FY20
►Operating Expenditure (S$m)	8,937	9,917	14,314
► Development Expenditure (S$m)	1,490	1,404	949
►Government Health Expenditure [1] (S$m)	10,122.7	11,147.1	15,202.8
►Government Health Expenditure [1] (as % of GDP)	2.1	2.2	3.2

Notes:

1 - Includes expenditure from endowment funds and excludes government transfers.

(Source: Government Health Expenditure and Healthcare Financing, Ministry of Health, Singapore)

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Continuous effort by the government to improve the healthcare system of the country is one of the key drivers of the growth of healthcare industry in Singapore. Apart from that, the private healthcare sector also plays an important role in the growth of healthcare industry. Most primary healthcare services in Singapore are provided by private healthcare providers as well as government polyclinics. With a highly developed free-market economy, there are no barriers of entry for private healthcare practitioners to enter the market and contribute to the development of the healthcare industry. Singapore’s healthcare industry is expected to reach US$44 billion by 2030(9).

●	Increased uptake of physiotherapy

Physiotherapy employs techniques which uses manual therapy (joint mobilization, muscle stretching and massages), exercise therapy, sports physiotherapy and workplace ergonomics (posture and workstation set-up recommendations) to help patients to relieve pain, enhance musculoskeletal strength and improve respiratory function. The previous Singapore Senior Minister of State for Health, Amy Khor, said that “Allied healthcare is one of the key sectors, particularly because we are transiting care with more emphasis from the hospital to the community”.(10) To fuel the increase demand for allied healthcare, the Ministry of Health and Workforce Singapore are expanding the Healthcare Professional Conversion Programmes (PCPs) with the introduction of a new degree-entry accelerated PCP at the Singapore Institute of Technology. Healthcare PCPs are available for mid-career locals to be trained in these healthcare professions such as physiotherapist, occupational therapist, enrolled nurse, registered nurse and diagnostic radiographer. The chart below illustrates that number of physiotherapists (public, private, not in active practice) has risen from 2020 to 2022, notably in the private healthcare sector.

Number of physiotherapists in Singapore

	2020	2021	2022
Total No. of Physiotherapists	2,129	2,260	2,433
► Public	1,016	1,085	1,141
► Non-Public	876	960	1,058
► Not in Active Practice	237	215	234

(Source: Number of Physiotherapists (Public, Private, Not in Active Practice), www.moh.gov.sg)

●	Growing sports participation rate

In 2012, Singapore launched “Vision 2030” to address the question “How can sports best serve Singapore in the country in the coming decades”. Since its launch, “Vision 2030” has seen many Singaporeans taking up a more active lifestyle. According to the 2018-2022 National Sports Participation Survey, the frequency of participation in physical activity has seen a jump in numbers across all ages.(11) The proportion of Singapore residents who had participated in some form of sports/exercise at least thrice a week in the past three months has increased from 26.4% in 2015 to 35.9% in 2017.(12) Furthermore, as the population ages and more people turn to exercise, there is an increase in the demand for sports medicine services. Besides being well-positioned to provide care for musculoskeletal injuries, medical practitioners with the relevant sports medicine skills and orthopaedic knowledge will help to meet the anticipated increase in demand. In addition, sports medicine has displayed a considerable growth among all the other healthcare fields, as professionals in this field have the capability to treat all kinds of people, and not just athletes. Increase in the demand for sports medicine is witnessed over the years owing to the rise in incidence of sports associated injuries along with increase in awareness among people regarding physical fitness.

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●	Healthcare demand and growth in ASEAN (Association of Southeast Asian Nations)

ASEAN’s evolving demographics, lifestyle awareness on healthcare is contributing to changes in the healthcare sector. Life longevity in Southeast Asia is expected to exceed other Asia countries in the long term, challenging healthcare providers to equip themselves with skills, advanced equipment and supplies, resources in caring for elderly people. By 2025, health care expenditure is expected to reach about US$270 billion, more than the projected size of the region’s fast-growing internet economy ($240 billion by 2025).(13) The ASEAN region is expected to promote health spending in order to provide better healthcare services and catch up with the average spending rate in fully developed countries.

Based on the foregoing and our competitive strengths, we are cautiously optimistic about the prospects of our Group. Save as disclosed above and under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus, and barring any unforeseen circumstances, we do not expect any significant recent trends in sales and inventory, and in the costs and selling prices of our healthcare and medical services, or any other known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, profitability, liquidity or capital resources, or that would cause financial information disclosed in this prospectus to not be indicative of our future operating results or financial conditions. Please also refer to the section “Special Note Regarding Forward-Looking Statements and Industry Data” of this prospectus.

Notes:

(1)	The information in this section has been obtained from the respective sources as set out in the notes below. Each of the organizations listed below has not provided its consent to the inclusion of the information cited and attributed to it in this document and therefore is not liable for such information. While our Company has taken reasonable actions to ensure that such information has been reproduced in its proper form and context and has been extracted accurately and fairly from a source that is reliable, none of our directors or our Company or any other party has conducted an independent review of such information or verified the accuracy of the contents of such information.

(2)	Source: “Population in Brief 2023” published by the Prime Minister’s Office and the Singapore Department of Statistics. Available from: <https://www.population.gov.sg/files/media-centre/publications/population-in-brief-2023.pdf> (Retrieved on December 29, 2023)

(3)	Source: “Population Trends 2023” published on the website of the Department of Statistics, Ministry of Trade & Industry, Singapore. Available from: <https://www.singstat.gov.sg/-/media/files/publications/population/population2023.ashx> (Retrieved on December 29, 2023)

(4)	Source: “Ageing and Health” published on the website of World Health Organization. Available from: <https://www.who.int/news-room/fact-sheets/detail/ageing-and-health> (Retrieved on December 29, 2023)

(5)	Source: “Key Household Income Trends, 2022” published on the website of the Department of Statistics, Ministry of Trade & Industry, Singapore. Available from: <https://www.singstat.gov.sg/-/media/files/publications/households/pp-s29.ashx> (Retrieved on December 29, 2023)

(6)	Source: “Report on the Household Expenditure Survey 2017/2018” published on the website of the Department of Statistics, Ministry of Trade & Industry, Singapore. Available from: <https://www.singstat.gov.sg/-/media/files/publications/households/hes201718.pdf > (Retrieved on December 29, 2023)

(7)

Source: “Real salaries in Singapore expected to rebound in 2024 as inflation eases” published on the website of Employment Conditions Abroad Limited. Available from: <https://www.eca-international.com/news/november-2023/real-salaries-in-singapore-expected-to-rebound-in#:~:text=Workers%20in%20Singapore%20are%20expected,in%20real%20terms%20in%202023.> (Retrieved on December 29, 2023)

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(8)	Source: “Continued uptake in annual premium policies in 1H 2023 reflects increasing prioritisation of meeting protection needs in Singapore” published on the website of Life Insurance Association Singapore. Available from: <https://www.lia.org.sg/media/3947/20230811_lia-1h2023-results_media-release.pdf> (Retrieved on December 29, 2023)

(9)	Source: “Singapore Healthcare Industry is Expected $44 billion by 2030” published on the website of Craft Driven Market Research. Available from: <https://www.craftdrivenresearch.com/singapore-healthcare-industry> (Retrieved on December 29, 2023)

(10)	Source: “Faster mid-career path for would-be physiotherapists” published on the website of The Straits Times. Available from: <https://www.straitstimes.com/singapore/health/faster-mid-career-path-for-would-be-physiotherapists> (Retrieved on December 29, 2023)

(11)	Source: “National Sport Participation Survey 2018-2022” published on the website of Sport Singapore Available from: <https://www.activesgcircle.gov.sg/sportdexsg> (Retrieved on December 29, 2023)

(12)	Source: “Sports statistics and publications” published on the website of Ministry of Culture, Community and Youth. Available from: <https://www.mccy.gov.sg/about-us/news-and-resources/statistics/2019/jan/sports-statistics-and-publications> (Retrieved on December 29, 2023)

(13)	Source: “ASEAN Investment Report 2019 FDI in Services: Focus on Health Care” published on the website of the Association of Southeast Asian Nations. Available from: <http://investasean.asean.org/files/upload/Web%20InvestASEAN%20-%20AIR%202019.pdf> (Retrieved on December 29, 2023)

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BUSINESS

OVERVIEW

Basel Medical Group Ltd, or “Basel Medical”, is a BVI business company incorporated in the BVI on August 10, 2023. Basel Medical serves as the holding company of our Group and we conduct our operations through our operating subsidiaries based in Singapore.

We provide a wide spectrum of general and subspecialized orthopedic, trauma and sports medicine services such as knee/hip replacements, sports medicine/surgery, spine surgery, foot/ankle surgery and minimally invasive orthopedic procedures, as well as neurosurgical treatments.

Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre, a convenient and central location in Singapore accessible by public transportation. We currently have four medical practitioners in our Group, comprising three orthopedic specialists and one neurosurgery specialist. The services provided by our clinics include, but are not limited to, consultation, medical diagnosis and medical or surgical treatments for orthopedic, trauma, sports medicine and neurosurgical conditions and our clinics are equipped with the facilities needed to perform a variety of procedures on site and minor surgical services. Major surgeries will be carried out at Gleneagles Hospital, Mount Elizabeth Hospital, Mount Elizabeth Novena Hospital, Parkway East Hospital, Mount Alvernia Hospital, Farrer Park Hospital and other day surgery centers in Singapore where our medical practitioners are accredited to practice. Our clinics have been selected by several insurance providers as preferred medical care providers and our clinics are MediSave accredited, where patients can submit their MediSave or Integrated Shield Plan claims through our clinics. MediSave is a national medical savings scheme in Singapore that helps individuals set aside part of their income to pay for their personal or approved dependents’ hospitalization, day surgery and certain outpatient expenses, as well as their healthcare needs in old age. MediShield Life (“MSHL”) is a basic national health insurance scheme in Singapore that provides lifelong coverage for Singapore citizens and permanent residents. Certain aspects of MediShield Life are paid for using MediSave funds. Integrated Shield Plans are optional health coverage in Singapore provided by private insurers that complements MSHL with higher coverage benefits.

The patients who visit our clinics are either walk-in patients, employees of corporations, or policyholders of insurance companies with whom we have entered into arrangements. We believe that such arrangements with corporations and insurance companies to offer our medical services at preferred rates allow for the convenient, reliable and cost-effective inpatient and outpatient medical treatments at private hospitals, provide our Group’s clinics with patient volume and enables these corporations and insurance companies to meet their budgetary constraints in relation to the medical treatment of their employees or, as the case may be, policyholders. For the past three years from June 2020 to June 2023, we served more than 20 insurance companies and over 300 corporations.

The following sets forth our key business development milestones:

Year	Event
2001

Our founder, Dr. Kevin Yip, established his private practice as a sole proprietor in Singapore under the clinic name “Singapore Sports & Orthopaedic Clinic” and our first clinic was opened at Gleneagles Medical Centre.

2004	Incorporation of our first subsidiary SSO Clinic.

2009	Began entering arrangements with corporations and insurance companies, recognizing the demand for convenient, reliable and cost-effective private medical services for their employees.

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2010	Published a book titled “A Guide to Common Orthopaedic Problems” in English, Chinese and Bahasa for patient’s reference on common orthopedic problems.

2013	Upgraded our IT systems by introducing a customized clinic software to improve patient data collection and security.

2013	Launched a mobile application “Sports & Ortho” on iOS and Android systems to provide basic information on the management and treatment of orthopedic problems for patient’s reference.

2013

Introduced evening clinic sessions at our clinics from 5 pm to 11pm from Monday to Saturday and 9 am to 6pm on Sundays to cater to patients who are unable to seek medical attention during office hours.

2014	Developed a staff training and continual development programme comprising regular safety courses, on-the-job training and in-house training.

2014	Commenced operations of our second clinic, Singapore, Knee, Sports and Orthopaedic Clinic to cater for a subspecialty of orthopedics known as joint replacement.

2017	SSPC was incorporated with the aim of developing and providing physiotherapy services.

2017	Expanded our portfolio of services to include physiotherapy services, with the addition of two physiotherapists.

2017	Expanded our portfolio of specialty services to include neurosurgery, with the addition of Dr. Matthew Tung.

2017	Expanded our operations of our Singapore Sports & Orthopaedic Clinic to units #02-10/11 at Gleneagles Medical Centre in line with the growth of our medical professional team and our service offerings.

2017	Expanded our operations to unit #03-07 at Gleneagles Medical Centre equipped with own mini operating theatre (OT) premises for minor surgeries are provided at its own mini-OT premises.

2018	Expanded our in-house service offerings to include radiology.

2019	Introduced night clinic sessions at our clinics from 11 pm to 9 am every day to cater to patient’s demand for timely medical attention.

2019

Entered the telemedicine space, allowing us to offer our services through the launch of our telemedicine mobile application “SSOC” on iOS and Android systems for patients to use the application to conduct video-consultation sessions with patients, manage health records.

2023	Singmed Specialists was acquired by the Basel Medical Fund based in Singapore.

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OUR COMPETITIVE STRENGTHS

We aspire to provide excellent treatments and services to our patients. We believe that we have the following advantages which distinguish us from other competitors in the market:

We have a team of highly qualified and experienced medical practitioners who provide a spectrum of orthopedic and neurosurgery services.

Our roster of medical practitioners in the orthopedic and neurosurgical fields with in-depth knowledge and each with more than ten years of experience in both hospital and private healthcare sectors across a wide range of complementary sub-specialties, enables our Group to offer a full spectrum of high quality orthopedic and neurosurgical services. This allows patients to receive orthopedic and neurosurgical care from medical specialists who have in-depth knowledge and experience of their medical condition and enables our medical practitioners to complement each other by leveraging the knowledge and experience of one another to deliver quality medical services. The sub-specialties that our Group currently offers include sports medicine, trauma, hand surgery, hip surgery, knee surgery, neurosurgery, shoulder surgery, spinal surgery, joint replacement, and ancillary services such as physiotherapy provided by our in-house physiotherapists.

We have a robust corporate client base.

Over the last 20 years, our Group has built strong relationships with a large base of corporations, in particular the construction, marine and oil & gas industries, that underpin our robust business model with a corporate client base contributing approximately 25% of our Group’s revenue in the financial year ended December 31, 2023. This helps to provide us with a steady and recurring flow of patients at a low patient acquisition cost. Furthermore, our well-established corporate relationships also provide us the ability to leverage our corporate clients’ footprint across Southeast Asia to accelerate our planned expansion to countries across the region in the future. See “Business—Our Business Model—Our Corporate Clients.”

Our revenue streams are well diversified and not dependent on any particular medical practitioner or service.

Our multi-medical practitioner business model, along with our substantial corporate client base, ensure that our Group’s revenue streams are well-diversified and not dependent on any particular medical practitioner or service. If one of our medical practitioners were to leave our Group, we are confident that we will be able to continue our revenue growth, driven by the steady and recurring flow of patients from our corporate and individual clients. This diversification strategy enabling the business to operate independent of any particular medical practitioner, has been implemented over the last five years, which has resulted in our founder-practitioner, Dr. Kevin Yip, contributing approximately 11% and 21% of our Group’s revenue in the financial year ended June 30, 2023 and the six months ended December 31, 2023 respectively, compared to 100% of our Group’s revenue in the financial year ended June 30, 2014 as the then only specialist. In addition, alongside the significant revenue contribution from our large corporate client base, our Group has a substantial patient database of approximately 9,600 individual patients and 1,400 patients referred to by our corporate clients, including 8,057 new individual patients and 1,389 new patients referred to by our corporate clients onboarded in the last two years from June 2021 to June 2023. From July to December 2023, our Group’s patient count was 4,386 individual patients and 1,747 patients referred by our corporate clients, including 1,655 new individual patients and 447 new patients referred by our corporate clients.

We have a highly scalable corporate infrastructure to support growth.

Our operations are supported by a complete team of experienced and capable staff, covering areas across marketing, IT and finance, providing us with the organizational capability to scale up our operations easily, support expansion to other locations, and acquire and integrate other medical businesses. We believe our well-established corporate infrastructure will also help to attract other medical practitioners to join our Group as it provides them with support for clinic operations, patient acquisition and back-end support, allowing our medical practitioners to focus on their respective medical practice.

Singapore, like many other regions, is experiencing an ageing population. As the population ages, there is an increased demand for healthcare services, including medical treatments and procedures. This demographic trend further underscores the potential for growth in the healthcare sector. Across Asia, there is a growing demand for high-quality medical services. As incomes rise and awareness of healthcare improves, individuals are seeking access to advanced medical treatments. By meeting this demand, we believe that we position ourselves for growth in the Southeast Asian healthcare market. We are also actively exploring the feasibility of building a scalable corporate infrastructure, including the development of integrated medical systems, centralized procurement processes, and the establishment of a medical concierge service. Nevertheless, no binding agreements have been entered into as of the date of this prospectus and there can be no assurance that we will be able to successfully execute such plans.

Our majority shareholder and senior management team provide a strong regional network for our expansion plans.

Our majority shareholder and senior management team bring with them a strong global network. This network not only provides access to capital but also opens doors to potential partnerships, collaborations, and market expansion opportunities on a global scale. Leveraging this network enhances our ability to scale our operations and penetrate new markets effectively.

AIP Investment Partners is the investment manager of our largest shareholder Rainforest Capital VCC, which lends significant weight to our scalable corporate infrastructure, leveraging its track record in managing portfolio companies across diverse industries, particularly in biotech and healthcare sectors in Asia and the U.S. With a specialty in healthcare and biomedical coverage, AIP Investment Partners has facilitated the growth of companies involved in clinical-grade medical devices, portable diagnostic services for various cancers and symptoms, medical technology, IoT platforms focusing on medical care, and data platforms. Their commitment to supporting portfolio companies extends beyond financial backing, encompassing strategic guidance and resources post-investment. As we continue to forge partnerships and collaborations in the medical and orthopedic industries, we anticipate strong support from AIP Investment Partners and Rainforest Capital VCC, positioning us for sustained growth and expansion. This partnership provides us with access to a wealth of resources, expertise, and networks, enhancing our ability to capitalize on emerging opportunities and drive innovation in healthcare.

Other than Raymond Cheung as Group Chief Executive Officer and Jianing Lu as Group Chief Financial Officer, Basel Medical is supported by key officers who are entrenched in the field of healthcare network in Singapore and beyond. Dr. Darren Chhoa, our Group Chief Health Officer, drives the Company’s growth by expanding and integrating advanced clinical solutions and developing key healthcare partnerships that enhance service delivery and patient care. His experience in building health enterprises lends credibility for Basel Medical to scale our healthcare operations. Mr. Vincent Teo, our Group Partnership Officer, contributes to this scalability with his strategic business development expertise and multi-channel distribution knowledge, managing and expanding partnerships across various financial, healthcare and insurance sectors. Together, this leadership team provides our Group with a robust, flexible, and scalable infrastructure capable of supporting growth and navigating complex industry landscapes.

We operate on an asset-light, strong cash flow business model.

Our Group operates on an asset-light business model as we lease our operating premises and our investment in medical equipment or clinic renovation is not significant. Our facilities, such as our clinic premises, and medical equipment are shared amongst our team of medical practitioners. Facilities such as operating theatres and wards, which require substantial capital expenditure, are used on pay per use and ad hoc basis. This allows us to make efficient use of the facilities and equipment and keep our capital expenditure and working capital requirements low, resulting in strong cash flows for the business. With this scalable business model, we are able to generate robust cash flows to support future expansion plans and/or for dividend payments, as well as our planned regional expansion across Southeast Asia.

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We are well-positioned to capture the growing demand for private orthopedic and physiotherapy services.

As an orthopedic service provider in Singapore with a track record of over 20 years, our Group and our existing pool of specialized medical practitioners are well-positioned to ride the growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing population, rising income level, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia.

We have also successfully established a physiotherapy division since 2016 whereby we have converted physiotherapy from a cost center to a profit center. Currently, our Group has its own team of in-house physiotherapists that cater to both corporate and individual patients. Our physiotherapy division complements the orthopedic division and offers growth opportunity via the recruitment of physiotherapists as well as acquisitions in this fragmented industry.

OUR GROWTH PROSPECTS

We believe that the following factors will be key to our future growth plans.

Increasing awareness and use of orthopedic treatments and devices

The global demand for orthopedic devices is projected to reach US$48.1 billion by 2028 from US$36.3 billion in 2022, at a CAGR of 4.8% during the forecast period.* Worldwide prevalence of orthopedic disorders, such as osteoarthritis, rheumatoid arthritis, osteoporotic fractures, rising cases of age-related bone disorders, such as osteoporosis in geriatric populations, as well as growing demand for minimally invasive surgeries, are all fueling the demand for orthopedic devices. While our Group does not engage in the manufacture of such devices, we prescribe and sell orthopedic devices, such as joint implants, bone fixation devices, orthopedic braces and supports, spinal implants and devices, and other orthopedic trauma devices as part of our medical treatments, which are purchased from wholesale suppliers.

A study in the U.S. by the National Center for Health Statistics** showed that in 2019, 20.4% of adults had chronic pain and 7.4% of adults had chronic pain that frequently limited life or work activities (referred to as high impact chronic pain) in the past 3 months, while chronic pain and high-impact chronic pain both increased with age and were highest among adults aged 65 and over. Moreover, the prevalence of internet advertising, as well as health campaigns in Singapore and abroad, has also raised the awareness of Singaporeans of the availability of orthopedic treatments for their ailments. We expect that the demand for orthopedic treatments and devices will continue to rise in Singapore and the region, and our Group is well-positioned to capitalize on such growth given our experience and legacy in this field.

Ageing population in Singapore and strong demand for orthopedic care

We operate in Singapore which is currently facing an ageing population, and in line with this trend there is an anticipated rise in musculoskeletal disorders. As many of these disorders are linked to age, the increasing number of elderly individuals and the growing income levels in Singapore and neighboring countries is likely to result in a higher demand for top-notch, private musculoskeletal medical services. In line with the projected GDP growth in the region, the spending power of individuals in Southeast Asia is expected to rise, potentially leading to an increased willingness to invest in healthcare. This surge in economic capacity may drive the demand for products such as orthopedic treatments. Concurrently, the increase in income levels is complemented by a rise in healthcare coverage for insured patients in both Singapore and the broader region.

* Source: Available from “Markets and Markets—Orthopedics Devices Market”, <https://www.marketsandmarkets.com/Market-Reports/orthopedic-device-280.html>, retrieved June 17, 2024.

** Source: Available from “Chronic Pain and High-impact Chronic Pain Among U.S. Adults, 2019” <https://www.cdc.gov/nchs/products/databriefs/db390.htm>, retrieved June 17, 2024.

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Overall, we believe that our Group has the capabilities to meet the growing demand for high-quality and comprehensive medical services. Operating from a conveniently and centrally located one-stop integrated medical services center, we not only offer patients the convenience of end-to-end medical services for musculoskeletal-related care in Singapore but also cater to those seeking the care of leading doctors and healthcare professionals in Singapore.

Rising number of insured patients in Singapore

The insurance industry can be broadly categorized into two segments: life insurance and general insurance. Life insurance covers a range of policies, including those related to life, long-term accidents, and health. According to the Life Insurance Association, Singapore, annual premium policies saw a quarter-on-quarter increase of approximately 16.8% in the second quarter of 2023 to S$807.5 million compared to S$691.2 million in the first quarter of 2023. The take-up of annual premium policies increased by 26.3% in the first half of 2023 as compared to the first half of 2022, amounting to S$1.5 billion in total weighted premiums. This upward trend reflects the inclination of Singaporean citizens and residents, grappling with an aging population, to invest in more comprehensive healthcare coverage for improved insurance. Such a tendency is likely to boost their readiness and capability to seek private medical services and orthopedic treatments, such as those provided by our Group.

Positive economic outlook in Singapore

We believe our future growth will be influenced by the economic performance of Singapore. According to a quarterly survey by the Monetary Authority of Singapore, which compiled responses from 25 economists and analysts, the city-state’s economic growth was forecasted to be 2.3% in 2024. As the global economy continues to recover from the coronavirus pandemic and inflation eases, we expect a modest recovery in the Singapore economy in which we operate. As our Group’s performance is intricately tied to the lifestyle and spending habits of Singaporeans, we foresee that the recovering economic performance of Singapore will have an overall positive effect on our business results and financial performance.

OUR GROWTH STRATEGIES

Over the next 12 to 18 months, we intend to seek acquisition and collaboration partners in Singapore and Malaysia. Our acquisition and collaboration targets include general practitioner (GP) clinics and specialist clinics that complement our orthopedic services, particularly those focused on the musculoskeletal system, aging treatments, physiotherapy and occupational therapists. We aim to become an internationally known medical services provider in the Southeast Asian market, with a presence in at least four Southeast Asia countries (potentially covering Singapore, Malaysia, Indonesia and Thailand) within the next three years. We believe that the following will also constitute our key growth strategies:

Continue to grow our orthopedic business.

We will continue to expand our orthopedic services as they represent a key area of our core competencies. We intend to leverage our strong existing relationships with our corporate clients, as well as focus on acquiring new corporate clients to ensure robust continuous growth for our corporate business. For our individual patient business, we plan to grow it further with new patient acquisition methods such as digital marketing in addition to personal referrals by “word of mouth” which has proven to be a particularly effective method. Furthermore, we believe that attracting talents will be critical to our expansion organically. Therefore, we intend to continue recruiting well-qualified and capable orthopedic specialists to better provide for our patients as well as to expand the breadth and depth of orthopedic services we provide. Accelerating the growth and scaling-up the physiotherapy business through our well-established marketing channels and internal referrals will also remain at the top of our priority. As part of our overall growth strategy, we also intend to further our reach as a comprehensive orthopedic service provider by setting up new clinics in other locations in Singapore and across Southeast Asia.

Broaden our range of service offerings.

We believe that vertical integration will remain an attractive growth area due to increasing demand for specialty services across the Southeast Asia region. Previously, our Group relied on third-party physiotherapists for the provision of physiotherapy services where the margin was mainly from the additional fees charged to the patients. Since 2016, we have been offering in-house physiotherapy services and are able to derive significant additional revenue and profit. This successful expansion in physiotherapy services is one of the multiple offerings that we are strategically expanding by leveraging our corporate and individual client base into other complementary service offerings and medical verticals such as anesthesia and ophthalmology services. Apart from expanding into other medical verticals, we are also looking to expand our service offerings through providing medical facilities such as X-ray, radiology, and imaging facilities as well as day surgery operating theatres.

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Regional network building with referral from overseas medical centers.

As we expand our presence across Southeast Asia, we intend to build relationships with medical centers in the region which will refer patients requiring more complicated surgical procedures or medical consultation to us. Through this network, we could also schedule for patients to have follow-up consultations either at our clinics in Singapore or at overseas medical centers in their home countries. For example, patients from such overseas medical centers may prefer to have their surgical procedures performed in one of our clinics in Singapore and to have their follow-up consultations in their home countries. We seek to provide patients with more economic options along with the comfort and convenience of receiving follow-up treatment and consultations in their home countries.

Geographical expansion in Singapore and across the Southeast Asia region.

We intend to replicate our success as a comprehensive orthopedic service provider, by expanding to other private hospitals in Singapore. Currently, our Group is a profitable business despite only operating in Singapore. We believe that our track record and reputation from the Singapore business, and the regional footprint of the existing corporate clients, will provide a strong entry into other countries across Southeast Asia, especially in neighboring places such as Malaysia. These markets have been identified by us as possessing strong growth potential with sufficient room for development.

Expansion through acquisitions, joint ventures or strategic alliances.

We expect value-creating acquisitions, joint ventures or strategic alliances to play a key role in our growth strategy moving forward. We aim to expand our business locally and regionally, through acquisitions of clinics, joint ventures or strategic alliances to accelerate our growth, patient acquisition, service offering expansion and establishment in new markets. In line with our strategy, we are pursuing various acquisitions within the specialty service segment in Singapore and across the region, which we believe would add value to our overall business. We may also consider certain strategic acquisitions in other markets and/or segments. Such acquisitions, joint ventures, or strategic alliances can also bring about greater economies of scale and act as a catalyst for future growth. We intend to identify healthcare businesses and assets with the following key criteria: strong management team, strong or established brand and reputation, proven track record of profitability, synergies with existing businesses, potential for future growth. Nevertheless, no binding agreements have been entered into as of the date of this prospectus and there can be no assurance that we will be able to successfully execute such plans.

Investments in technology infrastructure.

We believe that a robust information technology platform is critical in maintaining our competitive advantages. We plan to continuously enhance, upgrade and leverage our information technology systems to further strengthen our service delivery to our clients, and to improve client retention. Examples of technology initiatives that our Group is exploring include telemedicine for follow-up patients, and improvements in our customer relationship management systems to better understand our client base and increase marketing effectiveness.

At the same time, we are also looking to develop an integrated business intelligence and analytics platform as our patient database grows, to facilitate insights on the medical service utilization patterns and to customize our medical solutions.

OUR BUSINESS MODEL

We specialize in providing a range of medical and therapeutic treatments in the fields of orthopedics and neurosurgery. As of the date of this prospectus, we employ four doctors who specialize in orthopedic, trauma, sports medicine and neurosurgical treatments.

Patient Types, Fees and Payments

Our business model can be broadly divided into two segments, comprising the (i) individual patient segment, which is made up of individual walk-ins and recurring individual patients, and (ii) our corporate client segment, which mainly includes patients referred to us by their employers which are our corporate clients. Our fees are paid for either by the patient, or by the patient’s employer or insurer in the case of a qualifying claim which qualification depends on the terms of employment or insurance coverage of such patient. As is the case with other clinical groups in Singapore, our fees and charges are determined based on the types of services rendered and medication prescribed. We maintain an internal itemized fee scale which sets out the prices of our services for patients. The Singapore Ministry of Health has published a set of fee benchmarks which constitute recommended charges for doctors and hospital fees in the private sector, for routine and typical cases. These benchmarks inform what is a reasonable range of fees that patients and insurers could expect to pay, and serve as a reference for doctors and hospitals in setting their fees. Our fee scale is determined and periodically revised with reference to such benchmarks. We also prescribe orthopedic devices as part of the treatment of our patients where necessary, with such orthopedic devices being wholly-sourced from and supplied by wholesale suppliers.

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Within our Group, different entities undertake functions for our different service segments and functions:

No.	Group entity	Individual patient segment / Corporate client segment	Inpatient services / outpatient services
1.	SSO Clinic	Corporate	Outpatient
2.	SSOC	Individual	Outpatient
3.	SSO Services	Corporate	Inpatient
4.	SSOS	Individual	Inpatient
5.	SSPC	Corporate and Individual	Outpatient physiotherapy
6.	SKS and SKC	Currently dormant

Throughout our nearly two decades’ operating history, various entities, including our currently dormant entities SKS and SKC,* were established to address different requirements of our business, such as catering to distinct customer profiles. Over time, as business operations streamlined according to patient types as well as fee and payment structures, certain entities became redundant and subsequently inactive. SKS and SKC have not conducted any operations to date. We have not yet determined to strike off or dissolve such dormant entities taking into consideration the minimal corporate maintenance fees for such entities, but if there is no foreseeable need to keep these entities in the future, we may decide to dissolve such dormant entities. See “Business—Our Growth Strategies” for further discussion of our growth plans.

Patient Demographics

For the year ended June 30, 2023, approximately 27% of our patients were aged 30 years old and below, approximately 50% were aged 31 to 50 years old and approximately 23% were 51 years old and above. For the same year, approximately 56% were male and 44% were female. For the six months ended December 31, 2023, approximately 18% of our patients were aged 25 years old and below, approximately 35% aged 26 to 40 years old, approximately 34% were aged 41 to 60 years old and approximately 12% were 61 years old and above. For the same period, approximately 56% were male and 44% were female.

As at December 31, 2023, based on our historical estimation, approximately 25% of our patients are employees of corporate clients who receive treatment of work related injuries, such as manual laborers from the construction, marine, and oil and gas industries, approximately 15% are individual clients who are treated for spinal surgery and other neurological conditions, while approximately 60% are individual clients treated for other sub-specialties, including trauma, sports medicine, joint replacement, knee replacement, physiotherapy, arthroscopy, knee/hip replacements, sports medicine/surgery, foot/ankle surgery and others.

Our Treatment Procedure

Our treatment procedure is similar to other general healthcare procedures, wherein our new patients are first seen and examined by our medical staff on an outpatient basis for consultation purposes before they are recommended for a form of inpatient treatment, if required. Outpatient treatment does not involve surgery. At the outpatient stage, the following services will be rendered depending on specific medical conditions:

1. Consultation and examination of patient.

2. Recommendation for conservative management, such as physiotherapy sessions.

3. Pharmaceutical treatment (oral or injection) or the prescription of orthopedic devices.

If the above measures are insufficient to manage the conditions of the patient and depending on the individual preferences and type of condition of the patient, inpatient services may be recommended, which involve ward admission. At this stage, some form of invasive procedure, including but not limited to surgery, may be performed.

Our Medical Facilities

Our Group operates two medical clinics that are located at the following locations in Singapore:

Medical Clinic	Location

Spine & Orthopaedic Centre (Singapore)	6 Napier Road, #03-07 Gleneagles Medical Centre

Singapore Sports & Orthopaedic Clinic	6 Napier Road, #02-10/11 Gleneagles Medical Centre

Types of Treatments and Services

Our Group is a healthcare group primarily involved in the provision of a comprehensive range of orthopedic services including orthopedic treatments and surgeries, trauma and sports medicine services (both surgical and non-surgical), physiotherapy services and neurological treatments. As at the latest practicable date, we have four medical practitioners serving patients at our two clinics in Gleneagles Medical Centre in Singapore. The medical and healthcare capabilities of our Group currently consist of orthopedic services, physiotherapy services and neurosurgical services.

Orthopedic Services

In general, our orthopedic services can be categorized as surgical and non-surgical treatments.

Surgical

Our medical professional team provides surgical services to treat a wide range of orthopedic conditions and adopt advanced techniques such as minimally invasive surgery and keyhole surgery which enhances surgical precisions, reduces complications, and encourages fast recovery for our patients. We also employ the use of advanced technology such as robots which enable us to perform our surgeries with precision. Our medical practitioners are all trained and experienced surgeons who have many years of clinical and surgical experience.

Non-Surgical

We also provide a wide range of non-surgical services, ranging from general consultations to diagnostic and therapeutic orthopedic procedures such as medications, injections, splinting and physiotherapy in the outpatient setting. Our medical practitioners also provide, inter alia, second opinions and being on-call in the hospitals associated with our clinics.

Treatment Process

In general, our patients are either self-referred or referred to us by general practitioners who have provided the patient with a preliminary diagnosis. Based on the preliminary diagnosis, the patient will be referred to the appropriate medical practitioner within our Group.

When a patient first visits one of our clinics, he or she will go through a consultation with one of our medical practitioners for an accurate diagnosis of their medical condition. Depending on the medical condition, tests such as MRI scans, CT scans or X-rays may be arranged for the patient. Our medical practitioners will then review the results of such tests and determine the best form of treatment for the patient and advise them accordingly. We may prescribe orthopedic devices to our patients where necessary, such as joint implants, bone fixation devices, orthopedic braces and supports and other related devices, with such orthopedic devices being supplied by wholesale suppliers.

* Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd. was incorporated with the original intention to serve individual patients while Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. was incorporated with the original intention to serve corporate clients. These patients and clientele coverage has been revamped and taken over by other entities within our Group.

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Generally, surgical procedures are carried out in the hospitals and medical centers in which our clinics are located. We also provide post-surgical services to our patients which include arranging inpatient support as well as follow-up consultations.

Common Medical Problems Treated by our Group

Common medical problems treated by our Group include fractures, torn ligaments, compressed nerves, “slipped discs”, arthritis-related ailments, accident/incident related traumas (e.g. vehicular accidents, falls), and sports injuries (e.g. tennis elbow, golfer’s elbow).

The key procedures and treatments carried out by our Group include:

Knee Conditions

●	Meniscus Tear. Meniscus tears are a common knee injury. The meniscus is a rubbery, C-shaped disc found in the knee which acts as a cushion between the shinbone and thighbone. Each knee has two menisci which keeps it steady by balancing weight across the knee. Meniscus tears are usually caused by sudden and forced twisting or turning of the knee when it is bent. People who often play sports or lift heavy objects are at higher risk of meniscus tear. Some cases may however require surgical treatment like knee arthroscopy and meniscal repair.

●	Ligament Injuries. The anterior cruciate ligament (“ACL”) is a major stabilizing ligament of the knee. Damage to the ACL commonly results from sporting activity such as soccer, basketball or skiing. Long-term complications from untreated ACL injuries may include early post-traumatic arthritis, with persistent knee pain and stiffness. To address damage to the ACL, ACL reconstruction techniques may be carried out via arthroscopic techniques, potentially allowing patients to have early functional recovery and return to activity. Other ligamentous injuries of the knee are also seen and managed, and both conservative and surgical techniques are utilized. The ultimate aim is for the patient to return to function, both for daily activities and sports, and to reduce the occurrence of potential complications in future.

●	Knee Arthritis. Knee pain from arthritis may be treated by injecting steroidal painkillers, hyaluronic acid as lubrication, platelet-rich plasma or stem cells to the affected area.

●	Severe Pain, Deformity and/or Loss of Function of the Knee. When a patient suffers from severe knee pain, deformity and loss of function, knee joint replacement surgery is usually performed. Such patients have generally attempted all conservative management methods but continue to suffer from persistent pain, which results in a loss of function. These patients are hindered from leading productive lives. Treatment includes the surgical implantation of an artificial prosthesis to replace a diseased knee joint. Depending on surfaces affected, a knee replacement can be either partial or total. Metal, ceramic or plastic implants are utilized. Further precision and better outcomes in such knee replacement surgery can be achieved via computer assisted or navigated techniques. This allows accurate removal of bone and preservation of healthy tissues and ligaments during the operation, resulting in better patient functional outcomes as well as a more natural feeling knee.

Shoulder Conditions

●	Rotator Cuff Injury. The shoulder joint is an extremely mobile joint, and this mobility is dependent on the muscles around the joint, also known as the rotator cuff. The rotator cuff is important for both protection and stability of the joint, as well as for the movement of the upper limb. Consequently, a tear in any of the muscles will result in pain and weakness, and hence a reduction in movement and function of the shoulder. Mild cases can be treated via conservative methods such as physical therapy and medication. However, more severe cases may be addressed through arthroscopic surgery via an MIS repair of the torn rotator cuff.

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●	Dislocated Shoulders and Tears to the Shoulder Labrum. Due to the extreme mobility and range of the shoulder joint, the shoulder tends to dislocate easily. It often results in a tear of the shoulder labrum, which is a protective covering of the shoulder joint. If left untreated, it can result in persistent instability with subsequent multiple dislocations and further damage to the joint. Tears to the shoulder labrum can be repaired using arthroscopic techniques.

●	Adhesive Capsulitis (“Frozen Shoulder”). Adhesive Capsulitis is a very common medical problem, in which the capsule, the connective tissue surrounding the shoulder joint, becomes inflamed and stiff. This can occur from a previous rotator cuff tear which was inadequately treated. Symptoms include a gross reduction in the range of motion of the shoulder and chronic pain. Treatment involves conservative management such as anti-inflammatory medications and physical therapy, or surgical techniques such as manipulation under general anesthesia and arthroscopic capsular release.

●	Collarbone Fractures. The collarbone, also known as the clavicle, is the prominent bone in front of either side of the shoulders which is susceptible to fractures, especially from contact sports or accidental falls. Depending on the location, configuration and other factors, clavicle fractures may be managed either conservatively or via surgery. Surgical fixation can be either open or via MIS techniques.

●	Shoulder Joint Arthritis. Shoulder joint arthritis is a disease resulting in pain and stiffness of the shoulder joint. Causative factors include previous injury or fractures, overuse, or unrepaired or poorly managed rotator cuff tears. Arthritis includes the wearing out and thinning of the cartilage in the joint, formation of bone spurs and cysts, and hardening of the damaged joint surfaces. Treatment can be conservative or surgical. Conservative treatments include medication, physical therapy, or lubrication/pain relief injections into the joint. Surgical techniques involve joint replacement surgery via a normal or a reverse shoulder joint replacement, which involves removing the worn-out joint surfaces and replacing them with metal and plastic components. The type of replacement would depend on several factors, to be decided after a thorough consultation and physical examination. After a joint replacement, the patient will experience a greater range of motion of the shoulder and lower pain, with an overall improved function and quality of life.

Spine (Back and Neck) Conditions

●	Anterior Cervical Discectomy and Fusion (“ACDF”). The nerves in the spine in the neck region (cervical spine) may be compressed by various diseases and conditions which may result in pain, numbness and weakness of the arms and legs. Where the compression is detected at one or two spinal levels (rarely three or more), ACDF is a surgery that may be performed by our medical specialists to decompress the nerves by removing and reconstructing the discs and structures affecting the compressed nerves.

●	Cervical Laminoplasty. Cervical laminoplasty is a procedure that is used to treat the compression of the spinal cord which is caused by degenerative changes of the spine in the neck such as enlarged joints, thickened ligaments, “bone spurs” and disc protrusions. Compression of the spinal cord may result in progressive disability and loss of function (cervical myelopathy), including clumsiness of hands and inability to walk. In cervical laminoplasty, the back of the spine (lamina) is “reshaped” with special instruments to create space for the spinal cord thereby relieving the compression on the spinal cord.

●	Cervical Disc Replacement (Arthroplasty). In cervical disc replacement (arthroplasty), an artificial “disc” made of either metal, ceramic and/or plastic is used in the reconstruction of the cervical spine. The disc acts as a spacer which allows the joints of the spine to continue to move after surgery.

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●	Minimally Invasive Laminectomy/Laminotomy. As a person ages, the joints and discs of the spine degenerate. As part of the degeneration, the joints and ligaments of the spine may enlarge and thicken and sometimes lead to the compression of the spinal nerves. Surgery may relieve the nerve compression when it causes nerve dysfunction (such as pain, weakness, numbness and difficulty with prolonged standing or walking). In minimally invasive laminectomy or laminotomy, our medical practitioners use small incision(s) and special retractors to visualize the compression area and remove the abnormal structures compressing on the spinal nerves.

●	Minimally Invasive Spine Surgery. Minimally invasive spine surgery modifies the approach to traditional open spine surgery by making smaller incisions and using special access retractors, X-ray imaging and guidance equipment which reduces trauma to the back muscles while still allowing the surgeon to see and access the area of the spine that requires surgery.

●	Minimally Invasive Lumbar Microdiscectomy for Slipped Disc. A “slipped disc” (prolapsed intervertebral disc or herniated nucleus pulposus) occurs when the ring (annulus) around a spinal disc ruptures and part of the core (nucleus) protrudes out of the ring. The protruding disc fragments can compress on the spinal nerves resulting in pain, weakness and numbness. Minimally invasive lumbar microdiscectomy uses X-ray guidance to make a small incision over the back. Special retractors are then inserted to approach the spine. Under the operating microscope, a small area of bone and ligament at the back of the spine is removed and the affected spinal nerves are identified and protected. Thereafter, the prolapsed disc fragments are removed.

●	Vertebroplasty/Kyphoplasty for Spine Fractures. Osteoporosis causes bones to become weaker and susceptible to breaking or fracturing with little or no trauma. In a spine compression fracture, a bone in the spine (vertebra) fractures and becomes flattened. Vertebroplasty or kyphoplasty is a type of surgery designed to relieve a patient’s pain from a spine fracture. The surgery involves the injection of bone cement into the fractured vertebra through two small puncture wounds which is meant to stabilize the fracture and reduce pain. The difference between vertebroplasty and kyphoplasty is that in the latter, a balloon is used to “jack” the fractured parts of the vertebra apart before cement is injected, thus restoring, at least partially if not completely, the original shape of the vertebra.

Foot and Ankle Conditions

●	Foot Drop Surgery (Tendon Transfer). Foot drop results from the difficulty in lifting the front part of the foot. It occurs when the muscles and tendons pulling the foot up are unable to function. Patients with foot drop typically have difficulty walking as their foot or toes are constantly dragging on the ground. Tendon transfer may be used to treat foot drop when wearing a brace or physical therapy is not a viable option. It is a procedure in which a functioning tendon and its muscles is taken from another part of the foot to replace the one from the foot drop.

●	Diabetes Amputation Prevention. Complications from diabetes include nerve damage and poor blood circulation. These complications can lead to the development of foot sores and ulcers that are difficult to treat. In severe cases where there is poor diabetes management and a lack of foot care, a patient’s foot may have to be amputated. Our medical practitioners are able to advise on proper diabetes management and good foot care in order to prevent amputation.

●	Deformity Correction and Joint Replacement. Complex deformity correction and joint replacement surgery for feet and ankles may be required in cases where there are severe deformities, very limited motion or where there are complications with the primary surgery (due to aseptic loosening, poor alignment, or infection).

●	Bunion Surgery. Bunions are a common problem which cause pain, restrict function, and affect the ability to wear shoes. The standard of care for painful bunions is now the scarf osteotomy. The scarf osteotomy involves the removal of the bunion and shifting the bones back to an optimal position.

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●	Ankle Ligament Reconstruction. Whilst most patients who suffer ankle sprains recover spontaneously, some do not. More severe sprains result in chronic ankle instability and limitations in functions of daily living and sporting activity. There is potential risk of further damage to the joint once the biomechanics has been altered. Ankle ligament reconstruction is performed to address ankle instability. With a short period of immobilization and rehabilitation, patients are encouraged to return to sporting activity.

●	Ankle Arthroscopy (Keyhole Surgery). Minimally invasive surgery is performed to allow a faster recovery and shortened hospital stay. Ankle arthroscopy (putting a small camera into the ankle joint) is one such example. It is performed to address problems of chronic ankle pain resulting from impingement in the ankle joint.

●	Ankle Cartilage Regeneration. Our medical practitioners are able to treat cartilage injury (osteochondral lesions) by using keyhole surgery.

Hand and Wrist Conditions

●	Carpal Tunnel Syndrome. Carpal tunnel syndrome causes numbness, tingling, weakness and other problems in the hand and arm. It occurs due to the pressure on the median nerve that runs from the forearm through the carpal tunnel to the hand. This pressure can come from swelling or anything that makes the carpal tunnel smaller. Early diagnosis and treatment of carpal tunnel syndrome is important to prevent long-term damage to the median nerve. Surgery may not be needed if the condition is diagnosed early and can be treated with splints and medications. However, carpal tunnel surgery is needed if the symptoms persist or are severe even after nonsurgical treatment.

●	Stenosing Tenosynovitis (Trigger Finger). “Trigger finger” is a painful condition where the fingers get stuck or locked when bent. It occurs when the tendons in the finger become inflamed and swollen. Our medical practitioners are able to treat trigger finger with a hand splint to keep the joint from moving and with medication to address inflammation. Steroidal injections into the tendon sheath may also be prescribed. Surgery may be recommended if the nonsurgical treatment fails to relieve the symptoms.

●	Ganglion Cyst. A ganglion cyst is a benign lump or swelling that commonly develops on the joints of the wrist or hand. The cyst is filled with jelly-like fluid which is similar to the fluid which lubricates joints. Ganglion cysts are usually harmless and require no medical treatment. With time, ganglion cysts will disappear by themselves. However, if the ganglion cyst is causing severe pain or other problems, our medical practitioners are able to advise on cyst removal or alternative treatments.

●	Hand and Wrist Fractures. Hand and wrist fractures commonly occur when a person falls and lands hard on an outstretched hand. In addition, osteoporosis may increase the likelihood of hand and wrist fractures from a simple fall. The type of treatment used for hand and wrist fractures depends on various factors such as age, level of activity, severity of injury and presence of arthritis. Fractures which are not displaced or are aligned may only require a splint or cast. On the other hand, surgery may be required for fractures that need bone alignment and/or stabilization.

Elbow Conditions

●	Lateral Epicondylitis (Tennis Elbow Treatment). “Tennis elbow” is a condition of the elbow caused by overuse. Racquet sports such as tennis are known to cause this condition. Frequent repetitive movement and heavy lifting can also cause tennis elbow pain to occur. While treatment usually involves rest and physiotherapy, in some cases, patients may need further treatment such as platelet-rich plasma injection or surgical release.

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●	Elbow Arthroscopy (Keyhole Surgery). Elbow arthroscopy is typically recommended for patients suffering from arthritis with loose bodies “jamming” the joint and causing a painful locking sensation. The procedure removes the loose bodies and extra bone spurs to achieve greater range of motion and substantial pain relief. The advantages of keyhole surgery include less pain, faster recovery and better cosmetic results.

●	Ligament Reconstruction. This procedure is designed to repair a torn elbow ligament which is an injury typically caused by strong, repetitive overhead throwing motions of the arm. Ligament reconstruction involves harvesting a tendon from the patient’s own body. An incision is made along the inner side of the elbow which exposes the damaged ulnar collateral ligament. Tunnels are then drilled through the humerus (upper arm bone) and ulna (a lower arm bone) at the points where the damaged ligament attaches. The harvested tendon is then looped through the tunnels and then sutured to itself, thereby stabilizing the joint.

Hip Conditions

●	Hip Fracture. Hip fractures commonly occur from falls or direct impact to the side of the hip. Older patients face a higher risk of hip fractures due to osteoporosis. Patients with hip fractures almost always require surgery other than those who are too ill to undergo any form of anesthesia or are bedridden. The type of surgery used depends on the location and severity of the hip fracture, as well as the patient’s health condition: (a) Hip pinning or fixation of the hip bones is used for bones that can be aligned properly; and (b) Hip replacement surgery is used for bones that cannot be realigned due to severe injury or conditions like arthritis.

●	Joint Revision Surgery (Complex Joint Replacement). Complex joint replacement surgery for the hip may be required in cases where there are severe deformities, very limited motion or where there are complications with the primary surgery (due to aseptic loosening, poor alignment or infection).

●	Hip Arthroscopy (Keyhole Surgery). Hip arthroscopy is a minimally invasive procedure where a camera and working portal(s) are inserted into the hip joint to treat problems like: (a) Femoral Acetabular Impingement, which occurs when the ball shaped femoral (thigh bone) head rubs abnormally or does not permit a normal range of motion in the acetabular socket (where the femoral meets the pelvis); (b) Labral tears (ring of cartilage that follows the outside rim of the socket of the hip joint); and (c) Removal of loose bodies or early cartilage injuries.

●	Hip Replacement. In hip replacement surgery, an artificial prosthesis is surgically implanted to take over the function of the diseased hip joint. Indicators which prompt surgery are severe pain with loss of function. Our medical practitioners are able to perform precision surgery using computer-aided techniques and robotic surgery, minimally invasive techniques and high grade and longer lasting bearing materials.

●	Hip Injections. Hip injections are useful in performing diagnostic tests or in performing therapeutic procedures. In relation to the latter, painkillers with steroids or hyaluronic acid are injected into the hip joint under X-ray guidance to relieve a patient’s pain.

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Physiotherapy services

Physiotherapy is the use of evidence-based proven techniques to help restore, maintain and maximize movement, function and overall-well-being. It includes rehabilitation as well as injury prevention and promotion of health and fitness.

Physiotherapy services are ideal for patients of all ages affected by injury or orthopedic conditions, for pain management, improved sports performance and for general health and wellbeing. Generally, patients seeking a non-invasive treatment option that would improve their mobility would consider physiotherapy. During the initial session, our medical practitioners will perform a physical examination to assess the patient’s musculoskeletal condition, identify its cause or contributing factors and work with the physiotherapists develop a holistic management plan that will optimize the treatment outcome. The focus is on resolving functional issues such as difficulties in the movement and performance of daily activities.

The management of a person’s injury, disease or physical deformities be effectively treated with physiotherapy treatment involving one or a combination of the following:

●	Manual therapy. Manual therapy is a highly specialized, evidence-based treatment technique especially helpful in the treatment of stiff joints. Manual therapy involves soft tissue mobilization, including massage, which applies direct pressure to soft tissues in the body (such as the muscles).

●	Post-surgical exercise rehabilitation. Post-surgical exercise rehabilitation involves personalized exercise prescribed after surgery, to assist the recovery and restoration of body functions and maximize the benefits of the surgery. Depending on the surgery performed, the physiotherapist will analyze the patient’s body type, physical fitness and tissue conditions and work closely with surgeons to develop a bespoke training program. The physiotherapist will select safe movements that can help the affected joints and muscles regain mobility in the safest and fastest possible way.

●	Sports massage therapy. Sports massage therapy was developed to maintain the health of athletes or active individuals and to enhance their performance. Sports massage caters to individual needs and focuses on areas of the body that are overused and stressed from repetitive and often aggressive movements. Such techniques range from gentle stroking, kneading to deeper manual techniques.

●	Sports strapping/ taping. Sports strapping involves the wrapping of supportive tape around areas of the body during sport or physical activities and it is designed to protect the person from injury or aid recovery from a previous injury. Through proper application, sports taping can shorten the muscle’s angle of pull; decrease or promote joint range of motion; secure pads, bandages, and protective devices; as well as apply compression to control swelling. Other than providing stability to unstable joints by limiting excessive movements, sports taping can also help to prevent injuries by enhancing proprioceptive feedback.

●	Therapeutic Ultrasound therapy. Therapeutic ultrasound is used to provide deep heating to soft tissues (such as the muscles, tendons, joints, and ligaments) in the body to reduce inflammation and stiffness, improve mobility and improve pain control.

●	Muscle strengthening exercises. Each muscle strengthening exercise and the speed that it is performed will strengthen the muscles in different ways. The physiotherapist will prioritise the exact strength exercises that are most appropriate for the injury, sport or lifestyle in order to promote joint and muscle strengthening and improve recovery after injury and surgery.

Neurology and Neurosurgical Treatments

Our neurosurgeon, Dr. Matthew Tung, possesses substantial experience in the field of neuroscience and is able to provide comprehensive services for the treatment of brain and spine conditions across all age groups. Our Group is able to address a wide range of issues, from headaches and brain tumors to aneurysms and strokes. Additionally, our team of medical practitioners collaborate to offer comprehensive care for patients facing various orthopedic and neurological diseases and disorders. This encompasses conditions such as epilepsy, brain and spine tumors, concussions, craniofacial deformities, scoliosis, movement disorders, and more. The seamless coordination between our orthopedic doctors and neurosurgeon facilitates smooth transitions in patient care.

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Our Group is able to diagnose and treat disorders that impact most aspects of the nervous system. The treatments that we provide include:

●	Brain Tumor Surgery. Neuroendoscopy refers to a minimally invasive surgical procedure in which the neurosurgeon removes the brain tumor through small holes in the skull or through the mouth or nose. A surgery operated through the nose is called an endonasal endoscopic surgery. This approach allows the surgeon to access areas of the brain that cannot be reached with traditional surgery, as well as remove the tumor without cutting or damaging other parts of the skull.

●	Back and spine surgery. Back pain is a common occurrence in modern lifestyles and in mild cases, we are able to provide conservative treatments, such as physiotherapy or anti-inflammatory medications to bring relief to the patient. For more severe symptoms, such as spinal deformity, spinal infections, trauma, spine tumors and some degenerative spine conditions, such as stenosis and herniated disks, require surgical treatment may be required. This may involve incisions along the backbone. Muscle and soft tissue will be moved aside to gain access to the bones of the spine and the spinal cord. Minimally invasive techniques involve a smaller incision and the insertion of a tube, through which the surgeon inserts small surgical instruments to work on the spine. Minimally invasive techniques may be able to shorten recovery time and reduce the risk of complications.

●	Epidural and Facet Joint Injections. Due to wear and tear from physical activities, or the modern sedentary lifestyle, various spinal conditions may arise from time to time, such as herniated discs, where the nucleus of intervertebral discs slips out of place. Other painful conditions include arthritis and spinal stenosis. These conditions can press on surrounding nerves, causing chronic nerve pain, weakness in limbs, or inflammation. Simple non-surgical treatments are sometimes effective, and these include spine injections. Spinal injections refer to an injection of anesthesia, steroid, or both near the spine. Depending on the condition, the injection can land in either the epidural space of facet joints. Both are minimally invasive techniques, which require no incisions and provide a faster recovery time. To complete the injections, fluoroscopy may be used where a contact dye is used to see the spine via x-ray.

●	Spinal Decompression. Nonsurgical spinal decompression is a type of motorized traction that may help relieve patients’ back pain. Spinal decompression works by stretching the spine gently to change the force and position of the spine. Such change takes pressure off the spinal discs, which are gel-like cushions between the bones in the spine, creating negative pressure in the disc. As a result, bulging or herniated disks may retract, taking pressure off nerves and other structures in the patient’s spine. This in turn, may assist in promoting movement of water, oxygen, and nutrient-rich fluids into the disks and enable healing. During spinal decompression therapy, the patient is fitted with a harness around the pelvis and another around the trunk. The patient may lie face down or face up on a computer-controlled table, operated by the medical practitioner, who customizes treatment to specific needs.

●	Endoscopic Thoracic Sympathectomy for Sweaty Palms. Endoscopic thoracic sympathectomy (ETS) is surgery to treat heavier than normal sweating, known also as hyperhidrosis. The surgery is used to treat sweating of the palms or face. As the sympathetic nerves control sweating, ETS involves cutting into such nerves to the part of the body that experiences abnormal sweating. Prior to the surgery, general anesthesia is administered. The surgeon then makes small incisions under one arm on the side where the excessive sweating occurs. The lung on the same side is deflated (collapsed) so that air does not move in and out of it during surgery. This provides the surgeon with more room to work. A small camera called an endoscope is inserted through one of the cuts into the chest. The surgeon views the image captured by such camera to assist with the surgery. Other small tools are inserted through the other cuts. Using these tools, the surgeon finds the nerves that control sweating in the problem area, which are cut, clipped, or destroyed.

●	Cervical and Lumbar Disc Replacements. Disc replacement therapy can be used to treat conditions similar to traditional spinal decompression and fusion surgeries, including pinched nerves associated with lumbar or cervical radiculopathy and myelopathy, and degenerative disc disease in both the cervical and lumbar spine. Disc replacement surgery involves the removal of diseased disc tissue and implantation of an artificial disc implant, which are cervical and lumbar disc replacement devices. The artificial disc is used to preserve the natural motion of the spine while remaining securely fixed to the surrounding vertebral bones.

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●	Spinal Laminectomy. Laminectomy surgery helps the patient to treat pain from bony overgrowth by creating space by removing bone spurs and tissues associated with arthritis of the spine. It involves removing a small piece of the back part (lamina) of the small bones of the spine (vertebrae). Laminectomy enlarges the spinal canal to relieve pressure on the spinal cord or nerves. Laminectomy is often performed as part of a decompression surgery, to relief pressure most commonly caused by bony overgrowth within the spinal canal, which can occur in people who have arthritis in their spines. These overgrowths are sometimes called bone spurs. They can be a side effect of aging for some people, or otherwise inherited.

Our Corporate Clients

A portion of the patients who visit our clinics are employees of corporations, such as construction, marine, and oil & gas companies, or policyholders of insurance companies. We have entered into arrangements with such corporations and insurers, a common practice in the Singapore medical services industry, where such counterparties may refer their employees to us for treatment, or include us in a panel of recognized medical clinics eligible for coverage under the relevant insurance plan. The material terms in our typical agreements with such corporations are set out below:

Scope	Our Group contracts with corporations to provide medical services for their employees. If and when an employee utilizes the services of our Group, we will bill and seek payment from the employer.

Exclusivity	We may have exclusivity arrangements with certain corporations to enjoy our preferential rates.

Term of cooperation	Typically, our agreements with such corporations are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms	We typically provide preferential rates for our consultancy, treatment, and medication charges, which may be subject to adjustment. We may provide credit terms to the corporations to settle our fees on a periodic basis.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

The material terms in our typical agreements with third-party insurers are set out below:

Scope

Our Group contracts with insurers which provide insurance or health programs to their covered participants. Such insurers may list our clinics on their panel lists and provide information about our Group and our services to their covered participants. When a participant utilizes the services of our Group, we will bill and seek payment from the insurer.

Exclusivity	There are generally no exclusivity arrangements and such insurers are free to enter into similar arrangements with other clinic and medical service providers.

Term of cooperation	Typically, our agreements with such insurers are perpetual but are terminable subject to periodic renewal or provision of the required notice period.

Payment terms

We typically provide a schedule of our consultancy, treatment, and medication charges, which may be subject to adjustment. Certain agreed discounts may be available to the insurer based on the usual and customary charges for our services. Certain corporate insurers may charge administration fees from us.

Other obligations	We are typically contractually obligated to maintain the required licenses, permits and insurance to provide our medical services.

Our Medical Practitioners

Our Group’s reputation and image was built painstakingly over the course of almost 20 years through the professionalism of our doctors whose credentials, experience and expertise are set out below:

Dr. Kevin Yip

MBBS (U of London, United Kingdom), FRCS (Orth Surg) (RCS, Edinburgh, United Kingdom), FHKCOS (Hong Kong College of Orthopaedic Surgeons, Hong Kong, China), FAMS (Orth Surg) (Academy of Medicine, Singapore)

Dr. Kevin Yip is the founder of our Group. Before Dr. Kevin Man Hing Yip became an orthopedic surgeon in Singapore, he obtained his medical degree from St. Thomas’ Hospital London, England. He completed his post-graduate training in London, obtained his Fellowship of the Royal College of Surgeons in 1990, and worked in several hospital units in England before moving to Hong Kong. Dr. Kevin Yip became an Associate Professor at the Chinese University of Hong Kong Prince of Wales Hospital and participated in extensive research in various fields, especially the knee and shoulder. After leaving Hong Kong in 1998, he joined Gleneagles Hospital in Singapore as an Orthopedic Surgeon. Apart from general orthopedics, his main areas of expertise are back pain, neck pain, knee surgery and shoulder surgery. Dr. Yip is also a founding member of Asian Association for Dynamic Osteosynthesis, an honorary faculty member of The Interdisciplinary Research Centre for Musculoskeletal Bioengineering and Rehabilitation Technology & The Hong Kong Medical Association. Over the course of his career, Dr. Yip has published close to 100 research articles.

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Dr. Matthew Tung

MBBS (NUS, Singapore), FRCS (Neurosurgery) (RCPS, Glasgow, United Kingdom)

Dr. Matthew Tung joined our Group in November 2017 and specializes in treating disorders of the brain and spine with special interest in back pain and neck pain, nerve pain and headache. He believes that neurosurgery should always consider the non-invasive options before open surgery to attain minimum morbidity and a fast return to optimum function. In spinal disorders, Dr. Tung aims for motion preservation, reversible treatments that can be repeated in preference to fusion. In the last 15 years he has performed operations using non-invasive techniques like stereotactic radiosurgery (SRS) and stereotactic radiotherapy (SRT) for brain tumors, minimally invasive techniques with endoscope-assisted method to access the pituitary adenoma, treat hydrocephalus and ventricular tumors, spinal laminectomy for spinal tumors, facet joint injections, cervical and lumbar disc replacements, spinal decompression and fusion, and endoscopic thoracic sympathectomy for sweaty palms. Dr. Tung pursues continued medical education eagerly and keeps abreast of latest techniques by attending courses and attachments in Europe (SRS, SRT, spinal surgery and disc replacement), America (skull base approaches to acoustic neuroma) and China (endovascular techniques for vascular disorders).

Dr. Palanisamy Arul Murugan

MBBS in Orthopaedic Surgery (IN), MRCS (Member of the Royal College of Surgeons of Edinburgh) Edin, Mmed (Master of Medicine, Ortho), FRCS (Ortho)

Dr. Palanisamy Arul Murugan is a practicing doctor with our Singapore Sports and Orthopaedic clinic and joined our Group in December 2020. He completed his MBBS from Madras Medical College, India. He has been working in Singapore since November 2010. In his 10 years in Singapore, he has been posted to KK Women’s & Children’s Hospital, Singapore General Hospital, Tan Tock Seng Hospital, Khoo Teck Puat Hospital and Thye Hua Kwan Hospital in the departments of Orthopaedic Surgery, Accident and Emergency, General Surgery, Anaesthesia, Hand Surgery, Rehabilitation Medicine and Neurosurgery. He passed the MRCS (Edin) in 2012. He was awarded SingHealth best medical officer award in 2013. He was given National Health Group Orthopaedic Residency in 2014. He received his MMed (Ortho) in 2019. He completed his orthopedic residency on July 30, 2020 and passed the FRCS ortho exam held in November, 2020. He has presented research papers in many international conferences and has journal publications in the fields of orthopedic trauma and hand surgery. In his orthopedic career, he has worked in various sub-specialities such as trauma, joint replacement, sports injuries, foot and ankle problems and hand surgery. Dr. Arul Murugan is fluent in Tamil, English and Hindi.

Dr. Darren Chan

MBBS (Bachelor of Medicine, Bachelor of Surgery) Monash University, Australia, Membership of the Royal College of Surgeons, Edinburgh, Graduate Diploma in Family Medicine, National University of Singapore (NUS)

Dr. Darren Chan is an orthopedic doctor who joined our Group in May 2024. Dr. Chan is an accredited family physician with an interest in sports and preventive medicine. As a family physician, he believes in holistic care and health promotion for his patients. Dr. Chan obtained his MBBS from Monash University, Australia in 2012 and graduated with Honours where he was also awarded the Robert Power Prize in Surgery. After working at the Royal Melbourne Hospital in Australia for a couple of years, he returned to Singapore and has worked in various public hospitals in Singapore, such as SGH, NUH, KTPH, and KKH under several surgical specialties, including Orthopedics. He also has training in Radiology and Family Medicine. He obtained a Membership of the Royal College of Surgeons from Edinburgh and also completed his Graduate Diploma in Family Medicine from NUS. Dr. Chan has also been the anchor doctor for primary care clinics for a few years and has experience in minor surgical procedures. Dr. Darren Chan has also developed an interest in research and has written several journal articles including a book chapter on the use of Coenzyme Q10 in physical performance. He still continues to develop himself professionally by attending regular medical education seminars.

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COMPETITION

The orthopedic treatment market in Singapore is highly fragmented, with low barriers to entry and low consolidation. We generally face competition from both medical practitioners and non-medical practitioners. The medical practitioners are doctors and surgeons in specialties such as orthopedics, neurosurgeons, neurologists, and rheumatologists who offer similar medical procedures to treat pain or alternative medical treatments. There are certain other corporate groups in Singapore offering orthopedic treatments, including listed companies, as well as small and medium enterprises. Such listed companies include Asian Healthcare Specialists, Singapore Paincare, and Alliance Healthcare Group, as well as private groups such as Island Orthopedics, Beacon Orthopaedics, The Bone and Joint Centre, HC Orthopaedic Surgery and International Orthopaedic Clinic, some of which based on public information have been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market. The non-medical practitioners who provide comparable pain management treatments include traditional Chinese medicine physicians, physiotherapists, and chiropractors, who provide alternative services to our pain care services designed to alleviate pain conditions suffered by patients.

OUR PATIENTS AND CLIENTS

Customer Base

Our customers primarily include (i) first time or recurring individual patients and (ii) corporate employers, a substantial portion of which are construction, marine and oil & gas companies. Our revenue for the periods indicated below categorized according to inpatient treatment (which involves ward admission), outpatient treatment (which do not require hospitalization), corporate patients (being patients referred to us by our corporate customers) and individual patients (who are our direct customers and are not referred to us by corporate customers) is as follows:

	Years ended June 30					Six months ended December 31
	2023			2022		2023			2022
	US$’000	S$’000%		S$’000%		US$’000	S$’000%		S$’000%
Corporate patients
Inpatients	763	1,032	11	1,456	14	545	720	14	534	11
Outpatients	1,022	1,382	14	1,919	18	764	1,008	20	653	13
Total Corporate patients	1,785	2,414	25	3,375	32	1,310	1,728	34	1,187	24

Individual patients
Inpatients	1,254	1,697	17	2,393	22	470	620	12	1,023	20
Outpatients	4,135	5,591	58	4,891	46	2,077	2,740	54	2,828	56
Total individual patients	5,389	7,288	75	7,284	68	2,547	3,360	66	3,851	76

Total Group revenue	7,174	9,702	100	10,659	100	3,857	5,088	100	5,038	100

During the six months ended December 31, 2023, we had approximately 481 patients referred by our corporate clients and 2,474 individual patients and the revenues generated from our ten largest customers represented approximately 4.0% of our revenues for the same period, while such ten largest customers include six corporate clients who refer their employees to us for treatment. For the year ended June 30, 2023, we had approximately 700 patients referred by our corporate clients and 5,400 individual patients and the revenues generated from our ten largest customers represented approximately 4% of our revenues for the same period, while such ten largest customers include five corporate clients who refer their employees to us for treatment. For the year ended June 30, 2022, we had approximately 870 patients referred by our corporate clients and 5,000 individual patient customers and the revenues generated from our ten largest customers represented approximately 4% of our revenues for the same period, while such ten largest customers include six corporate clients who refer their employees to us for treatment. Therefore, we believe that we face low customer concentration risks.

Sales and Marketing

Our marketing and business development activities are spearheaded by our management and senior medical practitioner leaders who plan and formulate our overall objectives and business strategies within the ambits of the applicable guidelines issued by the MOH and the relevant laws and regulations in Singapore. We have a dedicated corporate marketing team comprising of a marketing supervisor and several marketing staff who implement and monitor our marketing and business development initiatives.

We market our services and develop our business through the following methods:

●	Personal referrals. Personal referrals by “word of mouth” have proven to be a particularly effective method. This is our Group’s most important asset and strong point. Through this “soft” marketing approach, we attract quality patients who are confident in our healthcare services. We will continue to cultivate brand loyalty and goodwill amongst our existing patients.

●	Advertising and social media. In order to create awareness of our Group, we make use of traditional newspaper advertisements, Google advertisements as well as social media in compliance with all relevant laws, rules, and regulations, including but not limited to the SMC’s Ethical Code and Ethical Guidelines, as well as the advertising guidelines and publicity regulations published under the Singapore Private Hospitals and Medical Clinics Act. Our digital media presence through our website and social media, and search engine optimization has enabled us to increase our brand awareness and customer reach and drive business volumes.

●	Panels of insurance companies. Our clinics have been selected by several insurance providers as preferred medical care providers. The inclusion of our clinics on these panels provides another avenue through which we are able to reach new customers.

●	Corporate marketing. We recognize that corporate clients are an important source of income, and we actively pursue corporate client accounts through conducting presentations at potential corporate client’s premises. Our marketing team is constantly engaging current and new corporate clients to understand their needs and requirements. Prospective corporate clients are also presented with highly competitive preferential rates for the specialist healthcare services offered by our Group that are tailored to the needs of their employees.

●	Participation in medical conferences, seminars and workshops. Our medical practitioners attend health conferences in Singapore and overseas. These events provide opportunities, either as guest speakers or participants, to network with other medical practitioners and the public to increase our presence in the medical industry. Such events are also opportunities for us to identify promising medical specialists that we may recruit to join our Group.

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●	Corporate website. Our corporate website highlights the profiles of our specialist medical practitioners, the range of services that we provide and the location of our medical clinics. This allows us to raise the potential customers’ awareness of our Group and the services we provide in addition to traditional marketing methods. It is also an avenue for us to update the public on our Group’s latest activities and to educate the public on health issues. Direct online bookings continues to grow, in part because of effective search engine optimization. We have also been utilizing search engine optimization to improve our website traffic and widen our reach to our targeted audience in order to drive our business volumes. Information contained on our website does not constitute part of this prospectus.

We continually obtain market updates and keep abreast of the latest relevant technology in the healthcare industry, and we formulate growth strategies to increase our profile in the industry. This also enables us to devise growth strategies locally and overseas.

Quality Control and Training

We place a great emphasis on delivering quality personalized care for our patients. Our clinical decisions are made based on patients’ interests and contemporary evidence-based medicine. Our clinic operations team conducts regular training sessions for our medical professionals and support staff, regular surveillance and performance audits and provides professional support to ensure our medical professionals and support staff are in compliance with our operating procedures and business rules. As a condition of their employment, medical professionals are required to provide background information, certificates and evidence that they have complied with the applicable regulatory requirements and have a valid professional indemnity insurance policy.

We believe that service quality is vital to any industry and even more so in the medical and healthcare sectors. We comply with all MOH and SMC guidelines with regards to quality standards. We continually seek feedback from our patients via direct dialogue. The results are relayed to our medical professionals and management. Such feedback is taken seriously and is designed to contribute positively to the overall experience of the patient.

We recognize that the industry that we operate in is competitive, and it is vital to provide quality services and maintain high standards in our operations. We believe that staff training is important for our Group, capability and morale of our staff is of high importance, and that continual staff training and development is crucial to supporting the strategic vision of our Group and the future growth of our business and operations.

In order to ensure that our employees are competent in their roles and responsibilities, staff training plays an important role in our operations, and comprises largely on-the-job training and in-house training.

OUR SUPPLIERS

Our patients typically obtain their required drugs and medication from our clinics. The drugs and medications that we prescribed include painkillers, antibiotics, and nerve repair medication. Generally such drugs are widely available, and we do not anticipate any substantive difficulties in procuring such drugs and medications. We have also not experienced significant fluctuations in the prices of such drugs and medications. We obtain such supplies primarily from wholesalers based in Singapore, with which we do not usually have long term contracts as we anticipate being able to have access to alternative suppliers at comparable prices. Other suppliers include laboratory tests service providers, and radiology service providers. During the six months ended December 31, 2023, we had approximately 76 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 20.0% of our total expenses for the same period. For the year ended June 30, 2023, we had approximately 100 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 27% of our total expenses for the same period. For the year ended June 30, 2022, we had approximately 100 suppliers and expenses incurred in relation to our five largest suppliers represented approximately 21% of our total expenses for the same period.

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SEASONALITY

Due to the nature of our medical services, we have not observed any significant seasonal trends affecting our business operations and financial performance and results. We believe that there is no apparent seasonality affecting the business of providing orthopedics and other related services.

RESEARCH AND DEVELOPMENT

We do not undertake substantive research and development operations, which we believe is in line with the scale of our operation and market practice. Our medical practitioners are required by applicable Singapore regulations to undertake periodic continual professional development courses.

INTELLECTUAL PROPERTY

Our primary intellectual property rights comprise website domain names (including “www.orthopaedicclinic.com.sg”, “www.orthopaedics.com.sg”, and “www.baselmedical.com”) and our registered trademark. Given the scale of our operations, which currently only cover Singapore, we currently have registered only one trademark which was registered in Singapore in 2012, and which is due to expire in 2032 but is available for further renewal. We may create and register other trademarks in the future as our business grows. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—The failure to safeguard our intellectual property rights or any infringement of third-party rights could have detrimental effects on our business.”

EMPLOYEES

We had 32 full-time employees as of June 1, 2024. The following table sets forth the number of our full-time employees categorized by function as of June 1, 2024:

	As of June 1, 2024
Function	Number of employees	%
Management	4	12.5%
Medical practitioner	4	12.5%
Clinical staff	10	31.3%
Accounting and human resource	4	12.5%
Marketing	10	31.3%

Total	32	100.0%

PROPERTIES

Our corporate headquarters are located at 6 Napier Road, Unit #02-10/11, Gleneagles Medical Centre, Singapore 258499, which are leased premises. We also lease our clinics at 6 Napier Road, Units #02-10/11 and #03-07, Gleneagles Medical Centre, Singapore, a consulting and treatment room at 290 Orchard Road, #18-01, Paragon Medical Tower, Singapore, and warehouse space at 2 Tuas South Avenue 2, Singapore. We believe our properties are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In particular, our clinic at 6 Napier Road, Unit #03-07 with a floor area of approximately 1,011 square feet is leased from Dr. Kevin Yip for a period of two years expiring in June 2024, with a monthly rental fee of S$20,000. Our clinic at 6 Napier Road, Unit #02-10/11 is leased for a three year period expiring in August 2024 from an unrelated party with a floor area of approximately 1,044 square feet and the monthly rental fee is S$28,500 from August 2023 to August 2024. We plan to renew our leases for such properties prior to their expiry.

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LICENSES, PERMITS AND APPROVALS

As of the date of this prospectus, we have obtained all requisite licenses, permits and approvals from relevant authorities that are material to its operations. Such licenses and permits include practicing certificates issued by the Singapore Medical Council for our medical practitioners, radiation worker licenses, and practicing certificates for our physiotherapists issued by the Singapore Allied Health Professions Council. The table below sets forth the relevant details of the material licenses and permits we hold for our operation in Singapore. Generally, we will submit a renewal application a reasonable period of time prior to their expiration. The Company does not currently anticipate any material impediments in the renewal of such licenses and permits.

License/Permit	Holder	Issue Month and Year	Expiration Month and Year
Medical clinic license for the “Singmed Specialists” clinic at 6 Napier Road, #02-10/11, Gleneagles Medical Centre, Singapore 258499 and 6 Napier Road, #03-07, Gleneagles Medical Centre, Singapore 258499	Singmed Specialists	June and August 2021	June and August 2025

Medical clinic license for the “SSOC Medical Centre” clinic at 6 Napier Road, #02-10/11, Gleneagles Medical Centre, Singapore 258499	Singmed Specialists	May 2022	May 2027

Medical clinic license for the “Singapore Sports and Orthopaedic Clinic” at 6 Napier Road, #02-10/11, Gleneagles Medical Centre, Singapore 258499 and 6 Napier Road, #03-07, Gleneagles Medical Centre, Singapore 258499	Dr. Kevin Yip	June and August 2021	June and August 2026

Medical clinic license for the “Spine and Orthopaedic Centre (Singapore)”	Singmed Specialists	May 2018	May 2025

Medical clinic license for the “Singapore Knee, Sports and Orthopaedic Clinic”	Dr. Kevin Yip	June 2022	June 2027

License for non-ionizing radiation irradiating apparatus	Singapore Sports and Orthopaedic Clinic Pte. Ltd.	February 2019	None

License for non-ionizing radiation irradiating apparatus	Singapore Sports and Orthopaedic Clinic Pte. Ltd.	October 2018	None

License for ionizing irradiating apparatus	Singapore Sports and Orthopaedic Clinic Pte. Ltd.	December 2022	None

INSURANCE AND SOCIAL SECURITY MATTERS

Our insurance and pension policies are in compliance with applicable laws and regulations in Singapore. We are required under Singapore law to make monthly contributions to the Central Provident Fund (CPF) accounts of our employees. We have obtained work injury compensation insurance and foreign worker medical policies in accordance with applicable requirements in Singapore. Further, all of our medical practitioners take up personal professional medical and specialist indemnity insurance (where applicable). We believe that our coverage is in line with industry norms in Singapore and is adequate and sufficient for our current operations.

LEGAL PROCEEDINGS

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of resources, including our management’s time and attention.

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REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

Regulations on Medical Industry

Medical Registration Act 1977 of Singapore (the “Medical Registration Act”): The Medical Registration Act provides for, among others, the establishment of the Singapore Medical Council and the registration of medical practitioners in Singapore. Some of the important functions of the Singapore Medical Council are to keep and maintain registers of registered medical practitioners, approve or reject applications for registration under the Medical Registration Act, to issue registration certificates to registered medical practitioners, make recommendations to the appropriate authorities for the training and education of registered medical practitioners and to determine and regulate their conduct and ethics. Subject to certain exemptions as provided for under the Medical Registration Act, no person shall practice as a medical practitioner unless he registered under the Medical Registration Act and has a valid practicing certificate. All medical practitioners of the Group are so registered and hold a valid practicing certificate.

Allied Health Professions Act 2011 of Singapore (the “Allied Health Professions Act”): The Allied Health Professions Act provides for, inter alia, the establishment of the Allied Health Professions Council and registration of prescribed allied health professionals (including physiotherapists) for the protection of the health and safety of the public and for purposes connected therewith. The Allied Health Professions Council was established to, inter alia, issue practicing certificates to registered allied health professionals, accredit programs for the training and assessment of persons seeking to become registered allied health professionals, determine and regulate the standards of practice, competence, conduct and ethics of registered allied health professionals and maintain the register of allied health professionals in Singapore. Subject to certain exceptions, no person can advertise or hold himself out as an allied health professional from a prescribed allied health profession unless he is registered under the Allied Health Professions Act and has a valid practicing certificate.

SMC Ethical Code and Ethical Guidelines 2016 (the “ECEG 2016”): The ECEG 2016 sets out the fundamental tenets of conduct and behavior expected of medical professionals practicing in Singapore. Under the SMC’s Ethical Code, a medical professional is generally expected, among others, to: (a) be dedicated to providing competent, compassionate and appropriate medical care to patients; (b) provide access to and treat patients without prejudice of race, religion, creed, social standing, disability or financial status; (c) maintain the highest standards of moral integrity and intellectual honesty; (d) keep confidential all medical information about patients; and (e) keep abreast of medical knowledge relevant to practice and ensure that clinical and technical skills are maintained. The SMC’s Ethical Guidelines elaborate on the application of the SMC’s Ethical Code and are intended as a guide to all medical practitioners as to what the SMC regards as the minimum standards required of all medical practitioners in the discharge of their professional duties and responsibilities in practice in Singapore. Some of the relevant guidelines provided include: (i) medical professionals who have any financial or professional relationship with organizations offering medical services have responsibility for the organization’s standard of information output about themselves and must therefore acquaint themselves with the nature and content of the organization’s information output as well as their press and media output; (ii) medical professionals may provide information about their qualifications, areas of practice, practice arrangements and contact details. Such information, where permitted, shall be factual, accurate, verifiable and shall not be an extravagant claim, misleading, sensational, persuasive, laudatory, comparative or disparaging; (iii) a medical practitioner participating in legitimate managed health or insurance schemes must not allow financial constraints or pressures inherent in such schemes to influence the objectivity of their clinical judgment in managing patients such that the required standard of care is not provided; (iv) a medical practitioner may pay to a third party administrator company fees that reflect their (or in our case, our) actual work in handling or processing the patients, and such fees must not be based primarily on the services provided or the fees collected by the medical professional; (v) the fees paid to third party administrator companies must not be so high as to constitute “fee splitting” or “fee sharing” or render the medical professional unable to provide the required standard of care; and (vi) if fees paid to third party administrator companies are passed on to patients, the medical practitioner must disclose to the patients.

Healthcare Services Act 2020 of Singapore (the “HSA”): The clinics will be subject to the HSA, which was recently implemented in Singapore (in three phases, with the final phase having been implemented on 18 December 2023) and repeals the Private Hospitals and Medical Clinics Act 1980 of Singapore (the “PHMC Act”), which previously governed the regulation of private hospitals, medical clinics, clinical laboratories and healthcare establishments in Singapore. The regulatory scope is broadened under the HSA to include healthcare services, allied health and nursing services, traditional medicine and complementary and alternative medicine. The new licensing regime for healthcare providers under the HSA is based on the type of services they provide, rather than based on physical premises as prescribed under the PHMC Act, in order to accommodate modes of service delivery that are not premise-based. Services such as beauty and wellness services, which do not provide direct patient care or the assessment, diagnosis, prevention, alleviation or treatment of a medical condition or disorder, do not fall within the scope of regulation of the HSA. While allied health and nursing services, traditional medicine and complementary and alternative medicine are within the scope of the HSA, these services do not require licensing under the HSA at the moment. Professionals such as physiotherapists and traditional Chinese medicine practitioners will continue to be regulated through existing legislation to ensure patient safety. The provision of a healthcare service that is licensable without a validly issued license under the HSA constitutes an offence for which a fine not exceeding S$100,000 or imprisonment for a term not exceeding two (2) years or to both may be imposed upon conviction. Existing licenses and approvals granted under the PHMC Act will continue to remain in force for the remainder of their validity period to the extent that it is not inconsistent with the HSA.

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Key features of the newly implemented HSA include (a) the addition of the requirement for the governing body of a healthcare service to possess the competence and skills to carry out its role. In the case of, among others, board of directors that comprise different individuals, this can be met collectively by different members of the board of directors; (b) enhanced roles for the principal officer who would take on the role of ensuring overall compliance in the day-to-day operations of the healthcare institution, and an additional requirement of the appointment of a clinical governance officer for selected services, who will be responsible for clinical and technical oversight of more complex services that require specialized expertise and who will be required to meet stipulated qualifications depending on the service in question; (c) with regard to committees for clinical quality and medical ethics, requiring licensees to appoint (i) a Quality Assurance Committee to oversee quality assurance processes in the relevant licensed service; (ii) a Service Review Committees for selected services or programs that are deemed higher-risk, more complex or of greater public interest; and (iii) Service Ethics Committees for selected licensees to ensure that patients are treated in an ethical manner before certain complex and high-risk medical treatments can be conducted; (d) empowering MOH, or an appointed operator, to ‘step-in’ and assist in the operations of failing healthcare services where necessary in order to protect patients against abrupt discontinuation of residential care services; (e) imposing restrictions on licensees employing staff to work in healthcare services that cater to frail or vulnerable patient groups such as long-term residential care, mobile medical and the Institute of Medical Health to ensure the safety and well-being of vulnerable patients; (f) restricting the provision of licensable healthcare services together with other un-related or unlicensed services at a premise or a conveyance; and (g) tightening publicity controls to allow only authorized persons such as licensees and their appointed agents to advertise healthcare service claims. Additionally, licensees are required to put in place safeguards to ensure that patients’ health records are kept confidential. A person who contravenes such obligation shall be guilty of an offence and liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both.

Regulations on Radiation Protection

Radiation Protection Act 2007 of Singapore (the “Radiation Protection Act”): Our clinics are subject to the Radiation Protection Act which regulates, inter alia, the use and possession of radioactive materials and irradiating apparatus. The Radiation Protection Act provides that no person shall, except under and in accordance with a license, have in his possession or under his control or use or otherwise deal in any radioactive material or irradiating apparatus. The licenses are issued by the Radiation Protection & Nuclear Science Department under the Radiation Protection Act and its subsidiary legislation, the Radiation Protection (Ionising Radiation) Regulations which regulates, inter alia, the control of radiation exposure, medical and radiological supervision, labelling of irradiating apparatus and radioactive materials, storage of radioactive materials and the use of irradiating apparatus for medical and dental diagnostic purposes. The Group is in compliance with all such licensing requirements.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore (“Singapore Companies Act”). Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Singapore Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Data Protection

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission of Singapore (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to S$1 million or 10% of the organization’s annual local turnover (whichever is higher) and / or imprisonment.

Regulations on Employment

The Employment Act 1968 of Singapore (“Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”). Employment of foreign workers is governed by the EFMA. Employment of foreign workers is also subject to the payment of levies ranging from S$230.00 to S$330.00 per month on each foreign worker depending on whether the worker is skilled or unskilled. These policies and regulations affect the availability and employment of foreign workers.

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The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) imposes general duties on various persons, including, inter alia, employers, principals, and occupiers of workplaces to ensure the safety and health and welfare of employees in the workplace and the general public. Any person who has been imposed duties by the WSHA and fails to comply with the provisions of the WSHA shall be guilty of an offence. Any person guilty of an offence under the WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the WSHA shall be liable on conviction: (a) in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and (b) in the case of a body corporate, to a fine not exceeding S$500,000, and, if the contravention in respect of which he was so convicted continues after the conviction, he shall (subject to Section 52 of the WSHA) be guilty of a further offence and shall be liable to a fine: (i) in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or (ii) in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

The Work Injury Compensation Act 2019 of Singapore (the “WICA”), regulated by Ministry Of Manpower of Singapore, applies to all employees (with the exception of those set out in the Fourth Schedule of the WICA) who have entered into or work under a contract of service or apprenticeship with an employer, in respect of injury suffered by them arising out of and in the course of their employment and sets out, inter alia, the amount of compensation that they are entitled to and the method(s) of calculating such compensation. The WICA provides that if in any employment, personal injury by accident arising out of and in the course of employment is caused to an employee, his employer shall be liable to pay compensation in accordance with the provisions of the WICA. The amount of compensation shall be computed in accordance with a fixed form.

Regulations on Prevention of Corruption

Under the Prevention of Corruption Act 1960 of Singapore (the “PCA”), it is an offence for a person to (a) corruptly solicit, receive, or agree to receive for himself or any other person; or (b) corruptly give, promise or offer to any person whether for the benefit of that person or of another person, any gratification as an inducement to or reward for (i) any person doing or forbearing to do anything in respect of any matter or transaction whatsoever, actual or proposed; or (ii) any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction whatsoever, actual or proposed, in which such public body is concerned. It is also an offence under the PCA for an agent to corruptly accept or obtain any gratification in relation to his principal’s affairs, for a person to seek to corruptly influence an agent, or for an agent to deceive his principal by way of a false receipt, amount or other document. The PCA creates a presumption of corruption where any gratification is proved to have been given or received by a person in the employment of the Government of Singapore or of a public body. The burden of proof to rebut the presumption lies with the accused. Under Section 37 of the PCA, the PCA has extra-territorial effect that applies to a Singapore citizen to deal with corrupt acts outside Singapore as though it were committed in Singapore. Non-citizens may be investigated and prosecuted in Singapore if they abet the commission of a corruption offence related to Singapore.

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MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

Directors and Executive Officers	Age	Position
Raymond Wai Man Cheung	47	Director and Chief Executive Officer
Jianing Lu	35	Director and Chief Financial Officer
Vincent Wee Keong Teo	51	Chief Partnership Officer
Darren Yen Feng Chhoa	37	Chief Health Officer
Paul Freudenthaler*	60	Independent Director Nominee
Tony Chen*	60	Independent Director Nominee
Kwek Yoon Soong*	58	Independent Director Nominee

*Each such individual has accepted their nomination to become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Raymond Wai Man Cheung, Director and Chief Executive Officer. Mr. Cheung is our director and chief executive officer and oversees all aspects of our business development, functions and strategies. He also serves as an independent director of SDAI Limited (formerly known as Kitchen Culture Holdings Ltd.) (SGX: 5TI), an independent director of Atlantic Partners Asia (a MAS-licensed major payment institution in Singapore), a director of Brickstone (a technology company in Singapore focus on supply chain financing in Asia) and a director with Gathercare Singapore (a peer-to-peer (P2P) medical sharing platform founded in Malaysia). Mr. Cheung brings over 20 years of professional experience in insurance and actuarial science, enterprise risk management (ERM), business consultancy, fund management and financial technology (fintech). He is the founder and Chief Executive Officer with Alpha Millennia Technology providing digital microloan and micro-insurance solutions to SMEs and Micro-SMEs via cooperative networks in South-East Asia since February 2021. In June 2022, Mr. Cheung was appointed as a Portfolio Manager with Lucerne Asset Management managing a variable capital company (VCC) fund with a focus on environmental, social and governance (ESG) investments in South-East Asia. Mr. Cheung is also a business advisor/consultant to several fintech companies in Asia including ECXX (a licensed digital asset exchange in Singapore), Delta Underwriting Singapore (a Lloyd’s coverholder head-quartered in New Zealand) and OneDegree (a licensed digital insurer in Hong Kong). From April 2016 to February 2018, Raymond was the regional insurance lead with Grab Holdings whom he pioneered and structured the digital insurance solutions in 8 ASEAN countries. Before that, he was the Regional Chief Risk Officer for AIG Asia Pacific and Asia Capital Reinsurance overseeing the enterprise risk management (ERM) implementation in Asia.

Mr. Cheung is a professional trainer/speaker on multiple topics including ERM, actuarial, risk-based capital (RBC), cyber risk management, AML/CFT regulations, personal data protection, fund management, ESG and sustainability as well as emerging technology (including blockchain, AI and machine learning) modules. He is a part-time lecturer in several institutions including Singapore College of Insurance, Nanyang Technological University, Singapore Management University and ESSEC Business School in Singapore. Mr. Cheung holds a Bachelor of Business (Actuarial Science major) from Nanyang Technological University. He is an associate member of the Institute & Faculties of Actuaries, UK and an associate member of the Singapore Actuarial Society. We believe that Mr. Cheung’s extensive business experience across a wide range of industries provides the Company with invaluable stewardship and insight of a versatile leader.

Jianing Lu, Director and Chief Financial Officer. Ms. Lu joined our group in January 2024 and leads our group’s accounting, finance, reporting and budgetary functions. From June 2018 to December 2021, Ms. Lu served in a leadership role with BaselCorp Pte Ltd, a Singapore-based professional services firm in accounting, tax, and payroll, where she managed a portfolio of clients and led and oversaw the execution of the accounting team. From January 2022 to December 2023, Ms. Lu was the finance manager for The Farrer Park Company Pte Ltd, a hospital and hotel holding company, where she oversaw financial and statutory reporting, assisted with the treasury function, as well as budget planning and forecasting. Ms. Lu graduated from Nanyang Technological University in Singapore with a bachelor’s degree in accountancy and is a Chartered Accountant. Ms. Lu was selected to serve as our chief financial officer and on our board due to her strong finance and accounting experience.

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Vincent Teo, Group Chief Partnership Officer. Mr. Teo joined our Group in June 2024 as our group chief partnership officer, where he leads our Business-to-Business (B2B), Business-to-Business-to-Consumer (B2B2C) and Business-to-Consumer (B2C) strategies, as well as our collaboration and partnerships with individual corporates, insurance companies and international brokers. Mr. Teo is an experienced and strategic business development professional with over 25 years in both financial services and medical services within Third Party Administrators (TPA). He has a strong business development background coupled with comprehensive understanding of corporate insurance, Third Party Administration (TPA), wealth management solutions as well as Life & High Net Worth (HNW) Universal Life and investments catering to HNW / Affluent segment across to mass market clientele. He is also experienced in both buy and sell side for financial products. Mr. Teo has excellent multi-channels distribution knowledge and experience from traditional to non–traditional partnerships via (Insurance companies, Private banks, Retail banks, Independent Financial Advisors (IFAs), International Brokers, Agencies, Platform, Online and Affinity partnership). He also has strong business development experience in insurance products (Employee benefits, Life Insurance, International Private Medical Insurance (IPMI) & General Insurance) involving product development, sales and marketing, regional distribution experience, strategic planning and strong management experience. From August 2018 to June 2021, Mr. Teo served as vice president with Fullerton Healthcare Group. From July 2021 to April 2024, Mr. Teo was the group chief distribution officer for Abacare Singapore. Mr. Teo was selected to serve as our group chief partnership officer due to his wealth of practical experience in the health / medical insurance as well as strong business development capabilities and partnership networks.

Dr. Darren Chhoa, (MD GDHM MACHE), Group Chief Health Officer. Dr. Darren joined our Group in June 2024 as our group chief health officer, where he leads our Group’s health value proposition strategy. His role also focuses on expansion and introduction of latest clinical solutions into the Group’s practices. Dr. Darren also oversees and develop partnerships and collaborations with other healthcare organizations and stakeholders to enhance Basel’s service delivery and patient care. Additionally, Dr. Darren’s role includes leading enterprise clinical business development opportunities focusing on care delivery models, technologies, and products. Dr. Darren has led many initiatives over the past 12 years and has been directly involved in building a health unicorn in Asia-Pacific in his previous appointments. He also is accountable for Basel’s environmental stewardship work, corporate social responsibility projects, to which the Basel group offers clinical services and pharmaceutical support to the under-served and financially challenged communities around the world. From November 2016 to March 2022, Dr. Darren served as the medical director and vice president with the Fullerton Healthcare Group. From March 2022 to April 2024, Dr. Darren served as a senior director (Health Services) with MHC Health (HMI Group).

Paul Freudenthaler, Independent Director Nominee. Mr. Freudenthaler is an independent director nominee for our board. He is currently the chief financial officer and secretary for Freight Technologies Inc. (Nasdaq: FRGT). Prior thereto, Mr. Freudenthaler served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Mr. Freudenthaler was the chief financial officer of Ascentium Capital, an independent small business lender in the U.S. Mr. Freudenthaler drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Mr. Freudenthaler was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Mr. Freudenthaler’s experience includes successful public offerings and a number of acquisitions totaling well over US$1 billion in both Mexico and the United States. Mr. Freudenthaler was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Mr. Freudenthaler earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada. We believe Mr. Freudenthaler’s extensive experience and knowledge in financials and management will help the Group effectively manage corporate risks.

Tony Chen, Independent Director Nominee. Mr. Chen is an independent director nominee for our board. He is the CEO of Zirauti Global Ventures, a services company in global commodities trading. He also serves as an advisor to AeroGreens Indonesia, a fast-growing agribusiness company which he cofounded in August 2020. From May 2017 to December 2022, Mr. Chen was the group managing director for Platindo Group, Indonesia, where he oversaw the group’s overall business development and strategy. From March 2002 to September 2009, Mr. Chen served as the CEO for Microsoft Indonesia, in which Microsoft Indonesia won the world’s best subsidiary for two consecutive years (2007 and 2008). From August 1996 to February 2002, Mr. Chen was the country sales director for Oracle Indonesia. Prior to Oracle, Mr. Chen also served with Andersen Consulting, Dun & Bradstreet and Stratus Computer. Mr. Chen graduated from UNINUS, Bandung, Indonesia with a bachelor’s degree in computer science, and obtained various trainings in business, management and leadership from many institutions, including the Harvard Business School in Boston. We believe that Mr. Chen is well qualified to serve on our board due to his wealth of professional experiences and qualifications.

Kwek Yoon Soong, Independent Director Nominee. Mr. Soong possesses extensive experience in the insurance industry in Singapore and is presently a sales director with Top-Line-Revenue in Singapore and is also associated with Ato Partnership in Singapore. From October 2018 to December 2022, he was the Chief Agency Officer of Prudential Singapore. In this role, he oversaw the agency channel and managed a 5,000-strong agency force. He began his career as an insurance agent in April 1990. He brought with him many years of experience in training, recruitment and business development which includes leading and driving agency sales, manpower and productivity targets. Prior to joining Prudential, Mr. Soong was a consultant and engaged in projects to transform the agency channel, improve agent productivity and drive revenue growth for insurers including Zurich Topas Life (Indonesia) and Zurich Global Life (Singapore). At Allianz, Mr. Soong was the Chief Agency Officer of Pioneer Life (Philippines), Ayudhya Allianz (Thailand), Allianz Dazhong (China) and Pioneer-Allianz (Philippines). A Singaporean, Mr. Soong graduated from National University of Singapore Law School. With over 30 years of experience in the insurance industry, we believe Mr. Soong can bring valuable insights to our boardroom deliberations.

EMPLOYMENT AGREEMENTS AND DIRECTOR AGREEMENTS

We have entered into employment agreements with each of our executive officers, appended as Exhibits 10.5 to 10.8 to our registration statement on Form F-1 of which this prospectus forms a part. Under these agreements, our executive officers are employed by Basel Medical Group Ltd. Such employment may be terminated at any time by either party giving to the other not less than six months’ written notice of termination or payment in lieu of such notice based on gross rate of pay. Under such agreements, our executive officers are entitled to monthly remuneration of between S$11,500 to S$15,000, and will each be entitled to equity awards of 406,250 of our ordinary shares, constituting 1,625,000 ordinary shares in the aggregate, which represents approximately [ ]% of our total issued and outstanding shares following completion of this offering, assuming the over-allotment option is not exercised. Such equity awards shall vest over a three-year period and are subject to entry into a separate equity plan agreement with such officers. We also intend to enter into director agreements with each of our independent directors which agreements shall set forth the terms and provisions of their engagement, and indemnification agreements with each of our directors and officers, in the forms appended as Exhibits 10.3 and 10.4 respectively to our registration statement on Form F-1 of which this prospectus forms a part.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors will consist of five directors, including two executive directors and three independent directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized shares as well as exercising other powers, functions and duties as conferred by our post-offering amended and restated memorandum and articles of association. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Paul Freudenthaler, Tony Chen and Kwek Yoon Soong, and will be chaired by Paul Freudenthaler. Each member satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Paul Freudenthaler qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee will consist of Tony Chen, Paul Freudenthaler and Kwek Yoon Soong, and will be chaired by Tony Chen. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Kwek Yoon Soong, Tony Chen and Paul Freudenthaler, and will be chaired by Kwek Yoon Soong. Each member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Directors and officers generally owe fiduciary duties to our Company, and not to our Company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. Under British Virgin Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our post-offering amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached.

Conflicts of Interest

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our post-offering amended and restated memorandum and articles of association or the BVI Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. British Virgin Islands law does not regulate transactions between a company and its significant members, however it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.

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Terms of Directors and Officers

Pursuant to our post-offering amended and restated memorandum and articles of association, directors are appointed and removed by a resolution of members. Our board of directors has the power from time to time and at any time to appoint any person as a director to fill a vacancy on the board or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the post-offering amended and restated memorandum and articles of association as the maximum number of directors. Our directors are not subject to a term of office and will hold their offices until such time as they are removed from office by the affirmative vote of a simple majority of the members or by all other directors. In addition, the office of any of our directors shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy or an Alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the amended memorandum and articles of association or by resolution of directors in writing signed by all of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us, if any; but no such term shall be implied in the absence of express provision. Our officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

For the year ended June 30, 2023, we did not pay any remuneration to our executive officers and directors. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, and other statutory benefits and a housing provident fund. Saved for such required contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Indemnification of Directors and Officers

Subject to the provisions of the BVI Act, our post-offering amended and restated memorandum and articles of association provide that the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Pursuant to the BVI Act, the indemnity applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, provided the person had no reasonable cause to believe that his conduct was unlawful. The Company shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect.

The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

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Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with the Company’s post-offering amended and restated memorandum and articles of association.

Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with the post post-offering amended and restated memorandum and articles of association and upon such other terms and conditions, if any, as the Company deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, the post-offering amended and restated memorandum and articles of association is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

The Company may purchase and maintain insurance in relation to any person who is or was a director of the Company, or who at the request of the Company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the post-offering amended and restated memorandum and articles of association.

We intend to enter into indemnification agreements with our directors and executive officers, pursuant to which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

In addition, we intend to maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as an exhibit to the registration statement of which this prospectus forms a part provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares immediately after the completion of this offering is based on [ ] ordinary shares which include (i) 16,250,000 ordinary shares outstanding as of the date of this prospectus; and (ii) [ ] ordinary shares issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares. Unless otherwise noted, the business address for each of our directors and executive officers is 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
	Number of ordinary shares	Percentage of beneficial ownership *	Number of ordinary shares	Percentage of beneficial ownership		Percentage of total voting power after this offering **
Directors and Executive Officers*
Raymond Wai Man Cheung	29,412	0.2%	29,412		%		%
Jianing Lu	—	—	—	—		—
Paul Freudenthaler	—	—	—	—		—
Tony Chen	—	—	—	—		—
Kwek Yoon Soong	—	—	—	—		—
Vincent Wee Keong Teo	—	—	—	—		—
Darren Yen Feng Chhoa	—	—	—	—		—

All Directors and Executive Officers as a Group	29,412	0.2%	29,412		%		%
Principal Shareholders:
Rainforest Capital VCC (1)	9,997,910	61.5%	9,997,910		%		%
Xianquan Meng(2)	909,090	5.6%	909,090		%		%
Kevin Man Hing Yip (3)	812,500	5.0%	812,500		%		%
Sin Lee Tan (4)	812,500	5.0%	812,500		%		%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 16,250,000, being the number of ordinary shares as of the date of this prospectus.

**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	AIP Investment Partners Pte. Ltd., as the manager of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC may beneficially own in Basel Medical. Mengli Chen, as the director of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC beneficially owns in Basel Medical. Mi Suk Han and Kim Won-Ki, as the directors of AIP Investment Partners Pte. Ltd., control AIP Investment Partners Pte. Ltd. and indirectly control Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC beneficially owns in Basel Medical. The business address of AIP Investment Partners Pte. Ltd, Mi Suk Han and Kim Won-Ki is 65 Chulia Street, #49-05/06, OCBC Centre, Singapore 049513. The business address of Rainforest Capital VCC and Mengli Chen is 600 Borth Bridge Road, #12-02, Parkview Square, Singapore 188778.

(2)	The business address of Xianquan Meng is 600 North Bridge Road, #12-02/03 Parkview Square, Singapore 188778.

(3)	The business address of Kevin Man Hing Yip is 600 North Bridge Road, #12-02/03 Parkview Square, Singapore 188778.

(4)	The business address of Sin Lee Tan is 600 North Bridge Road, #12-02/03 Parkview Square, Singapore 188778.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below are material related-party transactions in the years ended June 30, 2023 and June 30, 2022 and for the period from July 1, 2023 up to December 31, 2023.

(a) Lease agreement dated June 30, 2022 between SSO Clinic and Dr. Kevin Yip for a period of two (2) years from July 1, 2022 to June 30, 2024 in respect of 6 Napier Road, #03-07, Gleneagles Medical Centre, Singapore 258499, to which the parties are discussing renewal as at the latest practicable date;

(b) The premises sharing agreement in respect of the use of 6 Napier Road, #03-07, Gleneagles Medical Centre, Singapore 258499 dated July 1, 2023 entered into between Joanna Lin Medical Services Pte. Ltd. (Company Registration No.: 200409265Z), Joanna Lin’s Medical and Cancer Clinic Pte. Ltd. (Company Registration No.: 200409262G), Joanna Lin’s Medical and Cancer Clinic (ACRA Registration No.: T07CM3068K) and SSO Clinic. Joanna Lin is the spouse of Dr. Kevin Yip. Such premises sharing agreement provides for the use of the Company’s clinic space at 6 Napier Road, Unit #03-07 by entities related to the spouse of Dr. Kevin Yip, wherein such entities may utilize the premises for four hours each calendar month for a fee of S$200 per month.

In addition to the related party information disclosed elsewhere in this prospectus, the following transactions with related parties took place at terms agreed between the parties during the periods indicated:

	Six months ended December 31, 2023		Year ended June 30, 2023		Year ended June 30, 2022
	US$	S$	US$	S$	S$

Loan to related party	-	-	-	-	10,550,000
Interest income on loan to related party	120,031	158,357	218,522	295,507	246,707
Payment on behalf of related parties	871,113	1,149,259	368,716	498,615	64,515

The related parties of the Group include Dr. Kevin Yip and Singmed Investment Pte Ltd, which is an entity owned by Dr. Yip. For the year ended June 30, 2022, the Group extended a loan to Singmed Investment Pte Ltd in the amount of S$10,550,000, which is non-trade in nature, unsecured, interest-bearing, and repayable on demand. Interest income on loan to related party were recorded in the periods indicated above arising from such loan. Payment on behalf of related parties include expenses paid on behalf of Dr. Kevin Yip and Singmed Investment Pte Ltd. The outstanding receivables due from Dr. Kevin Yip and Singmed Investment Pte Ltd arising from such transactions set out in the table above will be assigned to and be borne by Rainforest Capital VCC upon final settlement of the outstanding purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Singmed Specialists Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, and Rainforest Capital VCC will pay cash to Basel Medical Group Ltd to fully settle this amount within two years after Basel Medical’s initial public offering. See also, “Corporate History and Structure” and Notes 14 and 15 of our audited consolidated financial statements included elsewhere in this prospectus.

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DESCRIPTION OF SHARE CAPITAL AND BRITISH VIRGIN ISLANDS LAW

We are a BVI business company with limited liability and our affairs are governed by our post-offering amended and restated memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

As provided in our post-offering amended and restated memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Our post-offering amended and restated memorandum and articles of association authorize the issuance of up to [  ] ordinary shares and up to [  ] preferred shares of no par value (the “Preferred Shares”). As of the date immediately prior to this offering, [  ] ordinary shares were issued, fully paid and outstanding and no preference shares were in issue. Upon completion of this offering, we will have [  ] ordinary shares issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional ordinary shares from us and no preference shares will be in issue.

We have applied to list our ordinary shares, on Nasdaq Capital Market under the symbol “BMGL.”

Initial settlement of our ordinary shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares. Persons wishing to obtain certificates for their ordinary shares must make arrangements with DTC.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the BVI Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the British Virgin Islands.

General. Upon the completion of this offering, the maximum number of shares we will be authorized to issue will be [  ] divided into [  ] ordinary shares and [  ] Preferred Shares. Holders of ordinary shares will have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

Pre-Emption Rights. Our post-offering amended and restated memorandum and articles of association do not provide for pre-emptive rights.

Transfer Agent and Registrar. Our transfer agent and registrar for our ordinary shares is [     ].

Dividends. The holders of our ordinary shares are entitled to an equal share of such dividends as may be declared by our board of directors subject to the BVI Act. Our post-offering amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend.

Voting Rights. In respect of all matters subject to a members’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of members is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one member.

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General meetings of shareholders. A quorum required for a meeting of members consists of the holders of one-third of the shares present in person or by proxy at the meeting or, if a corporation or other non-natural person, by its duly authorized representative. Members’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors, the chief executive officer or our chairman or upon a requisition of members holding at the date of deposit of the requisition not less than ten percent. in par value (if all the issued shares have a par value), or otherwise by number of the issued shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested. Advance notice of at least 7 days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our post-offering amended and restated memorandum and articles of association.

Appointment and Removal of Directors. In accordance with our post-offering amended and restated memorandum and articles of association, any director may be appointed or removed by shareholder resolution.

Transfer of Shares. Under the BVI Act shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s memorandum and articles of association.

Liquidation. On a liquidation or winding up of the Company assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon members for any amounts unpaid on their ordinary shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The BVI Act and our post offering amended and restated articles of association permit us to purchase our own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by our board of directors and by a resolution of directors and in accordance with the BVI Act.

Variations of Rights of Shares. Other than with respect to the issuance of the Preferred Shares in accordance with our post offering amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares, without the need for any approval or consent from our shareholders. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records. A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

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Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Preferred Shares. Our post-offering memorandum and articles of association will provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being issued or registered in this offering.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under BVI law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

DIFFERENCES IN CORPORATE LAW

The BVI Act differs from laws applicable to U.S. corporations and their members. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the U.S. (such as the State of Delaware) and their members.

Mergers and Similar Arrangements. Under the BVI Act two or more BVI companies or a BVI company and non-BVI company, each a “constituent company”, may merge or consolidate. The BVI Act provides for slightly different procedures depending on the nature of the parties to the merger.

A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

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As soon as a merger becomes effective:

a)	the surviving company (so far as is consistent with its memorandum and articles, as amended by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

b)	the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger;

c)	assets of every description, including choses in action and the business of each of the constituent companies, immediately vest in the surviving company;

d)	the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies;

e)	no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and

f)	no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director or officer, or agent thereof, are abated or discontinued by the merger; but

(i)	the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof, as the case may be; or

(ii)	the surviving company may be substituted in the proceedings for a constituent company.

The registrar shall strike off the Register of Companies a constituent company that is not the surviving company in the merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

a)	his name and address;

b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

c)	a demand for payment of the fair value of his shares.

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Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a)	the Company and the dissenter shall each designate an appraiser;

b)	the two designated appraisers together shall designate an appraiser;

c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Squeeze-out Provisions. Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Members’ Suits. Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

In certain circumstances, a member has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a member or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a member of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the members

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Member Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Although British Virgin Islands law may permit member actions by written consent, our post-offering amended and restated articles of association provide that members may not approve corporate matters by way of a written resolution.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our post-offering amended and restated articles of association provide that members holding 10% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a member’s meeting. As a British Virgin Islands company, we are not obliged by law to call members’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our members are not afforded any less protections or rights on this issue than members of a Delaware corporation.

Transactions with Interested Members. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested member” for three years following the date that such person becomes an interested member. An interested member generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all members would not be treated equally. The statute does not apply if, among other things, prior to the date on which such member becomes an interested member, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested member. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. See also “Members’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

Amendment of Memorandum and Articles of Association. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our post-offering amended and restated memorandum and articles of association may be amended with a resolution of our members or, with certain exception by resolutions of directors.

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Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors may be removed by the affirmative vote of a simple majority of the members entitled to vote. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to the Company that he resigns the office of director; or (ii) absents himself (for the avoidance of doubt, without being represented by proxy or an Alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution of directors confirming that he has by reason of such absence vacated office; or (iiii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) the director is found to be or becomes of unsound mind; or (v) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by resolution of directors passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the amended memorandum and articles of association or by resolution of directors in writing signed by all of the other directors; or (vi) the director becomes disqualified to act as a director under section 111 of the BVI Act.

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Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or an insolvent liquidation under the Insolvency Act.

Voluntary Liquidation. If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the amended and restated memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

We expect that in the event of a voluntary liquidation of the Company, after payment of the liquidation costs and any sums then due to creditors, the liquidator would distribute our remaining assets on a pari passu basis

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, and as permitted by BVI law, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

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Rights of Non-resident or Foreign Members. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign members to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which member ownership must be disclosed.

Anti-money laundering. In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [   ] ordinary shares outstanding, assuming the underwriters do not exercise their option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We cannot assure you that a regular trading market will develop in the ordinary shares once our ordinary shares are approved for listing on Nasdaq.

LOCK-UP AGREEMENTS

We have agreed, for a period of 180 days from the closing of this offering, we will not to (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of us or any securities convertible into or exercisable or exchangeable for shares of us, or (ii) file or caused to be filed any registration statement with the SEC in relating to the offering of any shares of us or any securities convertible into or exercisable or exchangeable for shares of us.

Furthermore, our directors, officers and holders of 5% and more of our outstanding shares as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of 180 days from the effective date of this registration statement.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

REGULATION S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

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RULE 144

All of our ordinary shares outstanding prior to this offering upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

●	1% of our then total issued and outstanding ordinary shares, which will equal [ ] ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares (or approximately [ ] ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares); or

●	the average weekly trading volume of our ordinary shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

REGISTRATION RIGHTS

As of the date of this prospectus, we do not have registration rights arrangements with the holders of our ordinary shares or their transferees but we may enter into registration rights agreements with certain holders of our ordinary shares or their transferees in the future, under which they will be entitled to request that we register their ordinary shares for resale under the Securities Act upon completion of this offering and following the expiration of the lock-up agreements described above.

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TAXATION

The following summary contains a description of certain British Virgin Islands, Singapore and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands, Singapore and the United States. The summary is based upon the tax laws of British Virgin Islands and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples and Calder, our British Virgin Islands counsel.

SINGAPORE TAXATION

The tax regime in Singapore is discussed in the paragraphs below - by reference to the following Singapore tax legislations:-

(i)	Income tax under the income Tax Act 1947 (“SITA”);

(ii)	Goods and Services Tax (“GST”) under the GST Act 1993; and

(iii)	Stamp duties under the Stamp Duties Act 1929.

These paragraphs below are not and should not be viewed as or be substituted for, any legal or tax advice. The readers of the below paragraphs should obtain their own legal and/or tax advice.

The interpretation of the treatments and positions provided in the below paragraphs will not in any way fetter the prerogative of any court or relevant regulatory authority of any jurisdiction, tax authority or otherwise, to query or take any alternative treatment or position based on its own interpretation. There is no certainty or assurance that any such court or relevant regulatory authority shall agree with the interpretation, treatments and/or positions stated in the below paragraphs.

The interpretation, treatments and/or positions in the below paragraphs were made by reference to the prevailing tax laws of Singapore and relevant administrative guidelines issued by the relevant regulatory authorities as at the time the below paragraphs were written and as at the date of this document; where hence the below paragraphs are not updated with any latest tax and other relevant laws and regulations, which may apply, at the time the below paragraphs are read by any reader.

Income Tax Implications

The imposition of Singapore income tax shall be subject to the provisions of the SITA, where income tax shall be payable upon the income of any person accruing in or derived from Singapore or received in Singapore from outside Singapore.

Singapore income tax shall hence be charged on any income which is sourced in Singapore, and shall also be charged on any foreign-sourced income (non-Singapore sourced income) which is received in or remitted into Singapore. Income tax shall not be payable if a tax exemption applies to any such relevant chargeable income. Gains which are not income in nature, but capital in nature, are not income and hence outside the income taxation scope of the SITA. There is no capital gains tax legislation or regime in Singapore to impose Singapore tax on any gain which is capital in nature.

Income Tax Rates

The prevailing Singapore corporate income tax rate of 17% shall be applicable to both Singapore resident and non-resident companies, in respect of their income chargeable to Singapore income tax, unless a preferential tax rate applies.

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The income of a Singapore resident individual shall be chargeable to income tax at progressive tax rates of between 0% and 22% (0% to 24% from year of assessment 2024 onwards in respect of 2023 income).

The income of non-Singapore resident individuals shall be chargeable to tax at 22% (increased to 24% from year of assessment 2024), unless the income is employment income, which shall be taxed at 15%, or at the progressive resident tax rates, whichever is the higher tax payable amount.

Withholding Tax

Certain types of payments made to non-Singapore tax resident persons may also be chargeable to Singapore withholding tax at various applicable tax rates.

Tax Treaties

Relevant avoidance of double taxation agreements may reduce relevant Singapore tax rates or provide relief from relevant Singapore tax. Singapore has signed double taxation agreements and exchange of information arrangements with about 100 jurisdictions.

Gain on Disposal of Shares

Assuming that a subject gain on disposal of shares is capital in nature, and not income in nature, then such gain shall not be considered income and is hence outside the scope of income taxation of the SITA.

On the other hand, if such gain is income in nature; then Singapore income tax shall be charged on such gain which is Singapore-sourced income, or which is foreign-sourced income received in or remitted into Singapore. Income tax shall not be payable if a tax-exemption applies to such income.

The determination of whether a gain or loss from disposal of shares is income or capital in nature is based on a consideration of the facts and circumstances of each individual case, where the factors considered are ascertained from established case law principles. Such principles include the badges of trade principles, including the motive of the seller for acquiring the shares, the period of ownership of the disposed shares, frequency of conduct of similar transactions, reasons for the disposal and the means of financing the share acquisitions.

Subject to various conditions to be met, and if the relevant taxpayer is able to provide those information and supporting documents as may be specified by the Comptroller, there shall also be exempt from income tax any gains or profits derived by a company from the disposal of ordinary shares which are legally and beneficially owned by the company immediately before the disposal, being a disposal:

(i)	during the period between June 1, 2012 and December 31, 2027 (both dates inclusive); and

(ii)	after the company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20% of the ordinary shares.

Dividend Income

There shall also be exempt from income tax any dividends paid on or after January 1, 2008 by any company resident in Singapore. Hence, the shareholders of a Singapore tax resident company are tax-exempt on their dividend income paid by such Singapore tax resident company. Being “resident in Singapore” in relation to a company means a company the control and management of whose business is exercised in Singapore.

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GST Implications

Goods and Services Tax or GST is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. Sale of shares, including issuance of shares, shall be exempt for Singapore GST purposes. GST shall also not be chargeable on dividend payments on the basis that they should not be regarded as any supply of goods or services for GST purposes. The GST rate in Singapore is 9% commencing from January 1, 2024.

Stamp Duty Implications

Singapore stamp duty shall be chargeable on the relevant instrument for sale of Singapore shares, at a rate of 0.2% of the actual transfer price or the market value of the shares, whichever is higher. Additional Conveyance Duties shall also be applicable to the sale of shares of a company which own Singapore residential property, where such company is a Property Holding Entity. Stamp duty should not be chargeable for the sale of any shares issued by a non-Singapore company, unless the shares are registered in a register kept in Singapore.

BRITISH VIRGIN ISLANDS TAXATION

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing British Virgin Islands Laws.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

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In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending June 30, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending [  ] or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

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The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ordinary shares will be listed on Nasdaq, which is a qualified exchange for these purposes. If the ordinary shares are regularly traded, and the ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ordinary shares, if such ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

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UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC (the “Representative”). Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares
Univest Securities, LLC

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession to be determined by the Representative in accordance with the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted to the Representative a 45-day option from the effective date of the registration statement of which this prospectus is part to purchase up to an aggregate of [  ] additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), in whole or in part, from time to time, at the public offering price listed on the cover page of this prospectus per share, less underwriting discounts.

Discounts and Expenses

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [  ] ordinary shares.

	Per Share (US$)			Total Without Over-Allotment Option (US$)			Total With Full Exercise of Over-Allotment Option (US$)
Initial public offering price	US$	[	]	US$	[	]	US$	[	]
Underwriting discounts	US$	[	]	US$	[	]	US$	[	]
Proceeds to us, before expenses	US$	[	]	US$	[	]	US$	[	]

(1)	Represents an underwriting discount equal to six percent (6%) per ordinary share, which is the underwriting discount we have agreed to pay for sales to investors in this offering.

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We have provided an advance against out-of-pocket expenses to the Representative in the amount of US$30,000 after the execution of the engagement letter between us and the Representative (the “Engagement Letter”), and an additional advance of US$50,000 after the Company’s first confidential filing with the SEC. The advance shall be applied towards out-of-pocket accountable expense set forth herein and any portion of the advances shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4).

We have also agreed to reimburse the Representative, promptly when invoiced, for all of its reasonable, out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals) in connection with the performance of its services, not to exceed an aggregate of US$250,000, regardless of whether the offering occurs, provided that any expense over US$5,000 shall require prior written or email approval of the Company. Upon the earlier of the termination of the Engagement Letter or completion of the offering, the Company agrees to pay promptly in cash any unreimbursed expenses that have accrued as of such date. The US$80,000 advance received by the Representative will count towards the US$250,000 maximum out-of-pocket accountable expenses.

We have further agreed to reimburse the Representative at the closing of this offering, one percent (1%) of the actual amount of this offering as a non-accountable expense of the offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately US$[  ].

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. The underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Representative’s Warrants

We have also agreed to issue to the Representative warrants (the “Representative’s Warrants”) to purchase a number of ordinary shares equal to 2% of the total number of ordinary shares sold in this offering.

The Representative’s Warrants will have an exercise price per ordinary share equal to 120% of the public offering price per ordinary share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable beginning from six months after the date of issuance and for a period of five years after the date of commencement of sales of this offering. During such time as the Representative’s Warrants are outstanding, the Company will agree not to merge, reorganize, or take any action which would terminate the Representative’s Warrants without first making adequate provisions for the Representative’s Warrant. The Representative’s Warrants and the ordinary shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ordinary shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying ordinary shares for a period of 180 days beginning on the date of commencement of sales of the offering, except as permitted by FINRA Rule 5110(e)(2). In addition, the ordinary shares underlying the Representative’s Warrants will be registered in the registration statement of which this prospectus forms a part. The Representative’s Warrants will contain provisions for one demand registration of the sale of the underlying ordinary shares at our expense, and unlimited “piggyback” registration. The demand registration right will have a duration of no more than five years from the commencement of sales of the public offering, pursuant to FINRA Rule 5110(g)(8)(C). The piggyback registration rights will have a duration of no more than seven years from the commencement of sales of the public offering, pursuant to FINRA Rule 5110(g)(8)(D). The Representative’s Warrants and the underlying ordinary shares are being registered in the registration statement of which this prospectus forms a part. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the ordinary shares underlying the representative’s warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such ordinary shares underlying the Representative’s Warrants without registration.

We will bear all fees and expenses attendant to registering the ordinary shares underlying the Representative’s Warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed to grant the Representative, for a period of twelve (12) months from the closing date of the offering, the right to provide investment banking services to the Company on an exclusive basis in the matters below, for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For these purposes, investment banking services shall include, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. In compliance with FINRA Rule 5110(g)(6)(A), in no circumstances the Right of First Refusal shall have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between the Company and the Representative. The Right of First Refusal granted hereunder may be terminated by the Company for “Cause,” which shall mean a material breach by the Representative of this Agreement or a material failure by the Representative to provide the services as contemplated by the engagement letter.

Tail Financing

We have agreed with the Representative that for a period of twelve (12) months from the closing date of the offering, the Representative shall be entitled to compensation commensurate with those set forth above in “Discounts and Expenses,” from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period between the date of the Engagement Letter and the closing of the offering (each, a “Tail Financing”), and such Tail Financing is consummated at any time within the twelve (12) month period from the closing date of the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed, for a period of 180 days from the closing of this offering, we will not to (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of us or any securities convertible into or exercisable or exchangeable for shares of us, or (ii) file or caused to be filed any registration statement with the SEC in relating to the offering of any shares of us or any securities convertible into or exercisable or exchangeable for shares of us.

Our officers, directors, and shareholders holding 5% or more of the issued and outstanding ordinary shares have agreed, subject to certain exceptions, to a 180-day lock-up period from the date of this prospectus, with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of 180 days following the effective date of this registration statement, such person may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters or as otherwise agreed.

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Listing

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “BMGL.” We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

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Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or delaying a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

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Foreign Regulatory Restrictions on Purchase of our Shares

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each a Member State), no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our ordinary shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any of our ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any of our ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

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United Kingdom

No shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or FSMA;

provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Israel

This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of 50 million New Israeli Shekels and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our ordinary shares is subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

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Switzerland

Our ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our ordinary shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our Company or our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of our ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our ordinary shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the “Corporations Act”, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our ordinary shares may only be made to persons, or “Exempt Investors”, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

Our ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our ordinary shares must observe such Australian on-sale restrictions.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our ordinary shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer or invitation to the public for the purpose of the C(WUMP)O or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

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Notice to Prospective Investors in Mainland China

This prospectus may not be circulated or distributed in Mainland China and the ordinary shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of Mainland China except pursuant to applicable laws, rules and regulations of Mainland China.

Notice to Prospective Investors in Taiwan, the Republic of China

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters. We have not engaged counsel outside of the United States to review any other country’s securities laws and therefore, notwithstanding the above, neither we nor the underwriters can assure you that the summary of the laws above are accurate as of the date of this prospectus.

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EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

US$
SEC Registration Fee	US$
FINRA Filing Fee
Nasdaq Listing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the ordinary shares by us.

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LEGAL MATTERS

We are being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State Law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to Singapore law will be passed upon for us by Bayfront Law LLC. Sichenzia Ross Ference Carmel LLP may rely upon Maples and Calder with respect to matters governed by British Virgin Islands law and Bayfront Law LLC with respect to matters governed by Singapore law (excluding tax).

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EXPERTS

The consolidated financial statements of Basel Medical Group Ltd as of June 30, 2022 and 2023, and each of the years in the two-year period ended June 30, 2023, included in this prospectus, have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The registered business address of Onestop Assurance PAC is 10 Anson Road #06-15, International Plaza, Singapore, Singapore 079903.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. Our corporate website is www.baselmedical.com.

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BASEL MEDICAL GROUP LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME FOR THE FINANCIAL PERIODS ENDED DECEMBER 31, 2023 AND 2022	F-55
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 and JUNE 30, 2023	F-56
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE FINANCIAL PERIOD ENDED DECEMBER 31, 2023	F-57
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FINANCIAL PERIODS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022	F-58
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-59

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Director of Basel Medical Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Basel Medical Group Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended June 30, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.
Singapore February 9, 2024

F-2

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For the years ended June 30, 2023 and 2022

		2023		2022
	Note	US$ (Note 2.18)	S$	S$

Revenue	4	7,174,279	9,701,777	10,658,500

Other income	5	304,930	412,357	553,858

Consumables, medical supplies and other related expenses		(1,728,145)	(2,336,970)	(2,178,886)

Employee benefit expense		(2,401,189)	(3,247,128)	(4,030,422)

Depreciation expense		(411,985)	(557,128)	(575,919)

Rent expense		(14,196)	(19,197)	(12,588)

Other operating expenses		(1,170,997)	(1,583,540)	(1,707,232)

Finance cost	6	(176,442)	(238,602)	(320,867)

Profit before tax	7	1,576,255	2,131,569	2,386,444

Income tax expense	8	(257,546)	(348,280)	(408,480)

Profit for the year, representing total comprehensive income for the year		1,318,709	1,783,289	1,977,964

Earnings per ordinary share – basic and diluted		0.08	0.11	0.12

Weighted average number of shares – basic and diluted*		16,250,000	16,250,000	16,250,000

*Retrospectively presented for the effect of 16,250,000 shares issued on August 10, 2023 in preparation of the Company’s initial public offering.

The accompanying notes form an integral part of these consolidated financial statements.

F-3

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 and 2022

		2023		2022
	Note	US$ (Note 2.18)	S$	S$
ASSETS
Non-current assets
Right of use assets	9	386,079	522,095	1,096,940
Property and equipment	10	41,918	56,686	80,440
Deferred tax assets		20,384	27,565	4,243
		448,381	606,346	1,181,623

Current assets
Inventories	11	69,956	94,601	69,826
Trade and other receivables	12	1,171,756	1,584,566	2,278,927
Cash and cash equivalents	13	900,280	1,217,448	1,563,683
Amount due from a director	14	976,453	1,320,457	721,019
Amount due from related parties	15	7,806,823	10,557,167	11,033,179
		10,925,268	14,774,239	15,666,634

Total assets		11,373,649	15,380,585	16,848,257

LIABILITIES
Non-current liability
Borrowings	16	2,531,665	3,423,570	5,949,916

Current liabilities
Trade and other payables	17	1,618,176	2,188,259	2,412,221
Borrowings	16	2,802,033	3,789,189	4,203,233
Amount due to related parties	15	-	-	171,837
Asset retirement obligation		11,092	15,000	15,000
Provision for income tax		351,790	475,726	390,498
Total liabilities		7,314,756	9,891,744	13,142,705

NET ASSETS		4,058,893	5,488,841	3,705,552

EQUITY
Capital attributable to equity holders of the Group
Share capital	18	6	8	8
Retained earnings		4,058,887	5,488,833	3,705,544
Total equity		4,058,893	5,488,841	3,705,552

The accompanying notes form an integral part of these consolidated financial statements.

F-4

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended June 30, 2023 and 2022

	Share capital	Retained earnings	Total
	S$	S$	S$

2023
Beginning of financial year	8	3,705,544	3,705,552

Profit for the year, representing total comprehensive income for the year	-	1,783,289	1,783,289

End of financial year	8	5,488,833	5,488,841

	US$ (Note 2.18)	US$ (Note 2.18)	US$ (Note 2.18)
2023
End of financial year	6	4,058,887	4,058,893

2022
Beginning of financial year	8	1,727,580	1,727,588

Profit for the year, representing total comprehensive income for the year	-	1,977,964	1,977,964

End of financial year	8	3,705,544	3,705,552

The accompanying notes form an integral part of these consolidated financial statements.

F-5

Basel Medical Group Ltd. and its Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2023 and 2022

	2023	2022
	US$ (Note 2.18)	S$	S$

Cash flows from operating activities
Profit before tax	1,576,255	2,131,569	2,386,444

Adjustments for:
Interest income	(218,581)	(295,587)	(246,707)
Bad debts written off	7,729	10,452	19,027
Provision for doubtful debt	109,717	148,370	6,474
Write off of right-of-use assets	35,223	47,632	-
Depreciation of property and equipment	22,122	29,916	22,990
Depreciation of right-of-use assets	389,863	527,212	552,929
Interest expense	176,442	238,602	320,867
Operating cash flows before changes in working capital	2,098,770	2,838,166	3,062,024
Changes in working capital:
Inventories	(18,321)	(24,775)	2,813
Trade and other receivables	396,021	535,539	14,065
Trade and other payables	(165,616)	(223,963)	64,489
Cash generated from operations	2,310,854	3,124,967	3,143,391
Interest paid	(176,442)	(238,602)	(320,867)
Income tax paid	(211,768)	(286,374)	(30,057)
Net cash generated from operating activities	1,922,644	2,599,991	2,792,467

Cash flows from investing activities
Acquisition of property and equipment	(4,557)	(6,162)	(88,495)
Cash used in investing activities	(4,557)	(6,162)	(88,495)

Cash flows from financing activities
Decrease/(Increase) in amount due from related parties	443,513	599,762	(10,099,930)
Increase in amount due from a director	(443,272)	(599,437)	(764,575)
Payment of principal portion of lease liabilities	(457,276)	(618,374)	(548,677)
Proceeds from borrowings	-	-	1,031,559
Repayment of borrowings	(1,717,086)	(2,322,015)	(2,540,479)
Net cash used in financing activities	(2,174,121)	(2,940,064)	(12,922,102)

Net decrease in cash and cash equivalents	(256,034)	(346,235)	(10,218,130)
Cash and cash equivalents at beginning of financial year	1,156,314	1,563,683	11,781,813
Cash and cash equivalents at end of financial year	900,280	1,217,448	1,563,683

The accompanying notes form an integral part of these consolidated financial statements.

F-6

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in the British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Singmed Specialists Pte. Ltd., based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Singmed Specialists Pte. Ltd. Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Singmed Specialists Pte. Ltd. to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Singmed Specialists Pte. Ltd., which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate this offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest Capital VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Singmed Specialists Pte. Ltd. were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for this listing and offering.

Subsequently, between September 2023 and June 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors, following which Rainforest Capital VCC held a total of 9,997,910 ordinary shares.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

F-7

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

1.	General (Continued)

Description of subsidiaries incorporated and controlled by the Group

The Group has following subsidiaries as at June 30, 2023 and 2022:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2023	2022
			%	%
Singmed Specialists Pte. Ltd.	Other holding companies	Singapore	100	100
Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100
Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100
SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100
SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

F-8

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			2023	2022
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100
Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100
Singapore Sports and Physiotherapy Centre Pte. Ltd.	Other health services N.E.C (E.g. Physiotherapy, chiropractic, speech therapy) and physiotherapy	Singapore	100	100

2.	Summary of significant accounting policies

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

F-9

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2022:

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16;
●	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37;
●	Annual Improvements to IFRS Standards 2018-2020; and
●	Reference to the Conceptual Framework – Amendments to IFRS 3.

The Group also elected to adopt the following amendments early:

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12 13; and
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2.

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for June 30, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

F-10

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, i.e., upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group provides disaggregated revenue information by revenue streams, which is recognized based on the nature of performance obligations disclosed above. This information is set out below:

	FY2023			FY2022
	US$’000	S$’000%		S$’000%
Orthopaedic services	6,717	9,084	93.6	10,016	94.0
Physiotherapy services	457	618	6.4	643	6.0

Total revenue	7,174	9,702	100.0	10,659	100.0

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

F-11

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.6	Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Group accounting

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

F-12

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the Subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognised in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognised directly in the income statement.

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

F-13

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised within equity attributable to the equity holders of the Company.

F-14

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognised.

Subsequent expenditure relating to property and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognised in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

F-15

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognised when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortised cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortised cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Financial assets are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the assets are derecognised or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognised in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognised in profit or loss.

F-16

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income for debt instruments is recognised in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

F-17

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities (Continued)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

2.10	Impairment of financial assets

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

F-18

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.12	Inventories

Inventories are sated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Asset Retirement Obligation

Th Group recognises a liability and capitalise an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalised provision for reinstatement costs in property and equipment is amortised over the period of the lease.

F-19

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognised in profit or loss.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognised in profit or loss except to the extent that the tax relates to items recognised outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-20

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

F-21

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

F-22

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 16).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognised as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognised in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

F-23

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognised in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the year ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$1.3523, as set forth in the statistical release of the Federal Reserve System on June 30, 2023. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

F-24

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

2.	Summary of significant accounting policies (Continued)

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognised in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognised as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

F-25

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Estimated useful of property and equipment

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at June 30, 2023 and 2022 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Group’s inventories as at June 30, 2023 was S$94,601 (US$69,956) (2022: S$69,826). If the future expected realisable value lower by 10% of its carrying amount, the carrying amount of the Group’s inventories would have been S$9,460 (US$6,996) (2022: S$6,983) lower.

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

F-26

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(c)	Provision for expected credit losses of trade receivables (Continued)

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in Note 22 (a). The carrying amount of the Group’s trade receivables as at the end of each reporting period were disclosed in Note 12.

(d)	Provision for expected credit losses of other receivables, amount due from a director and amount due from related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables and amount due from a director as at June 30, 2023 were S$149,448 (US$110,514) (2022: S$267,194) and S$1,320,457 (US$976,453) (2022: S$721,019), respectively.

The carrying amount of the Group’s amount due from related parties as at June 30, 2023 was S$10,557,167 (US$7,806,823) (2022: S$11,033,179).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

F-27

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

4.	Revenue

	2023		2022
	US$	S$	S$

Type of service
Rendering of services – Medical services	7,174,279	9,701,777	10,658,500
	7,174,279	9,701,777	10,658,500

Timing of transfer of service
At a point in time	7,174,279	9,701,777	10,658,500
	7,174,279	9,701,777	10,658,500

5.	Other income

	2023		2022
	US$	S$	S$

Government grant	33,352	45,102	320,736
Interest income	218,581	295,587	246,707
Other income/(expense)	52,997	71,668	(13,585)
	304,930	412,357	553,858

Government grants recognized during the period include:

a.	Schemes to support companies during the economic certainties brought about by the Covid pandemic lockdowns such as Jobs Support Scheme and Jobs Growth Incentive.

b.	Schemes to encourage local employment such as Wage Credit Scheme.

Under the Jobs Support Scheme (“JSS”) introduced by the Singapore government, depending on the business sectors, employers that are entitled to JSS will be subsidized from 10% up to 60% of each employee’s monthly wage as a form of wage support. This is applied to the first S$4,600 (approximately US$3,300) actual wages paid per employee.

Under the Jobs Growth Incentive (“JGI”) is a salary support scheme introduced by the Singapore government that provides eligible employers with 15% to 50% salary support for new employees hired between September 2020 to March 2022.

Under the Wage Credit Scheme (“WCS”) introduced by the Singapore government, the Singapore government will co-fund 40% of wage increases given to Singaporean employees earning a gross monthly wage of up to S$4,000 (approximately US$3,000).

No application for these grants is required as eligible companies that comply with the conditions attached to the grants will receive the grants automatically. There are also no restrictions on the grants.

6.	Finance cost

	2023		2022
	US$	S$	S$

Interest expense on:
- Bank borrowings	143,098	193,512	246,950
- Lease liabilities	33,344	45,090	73,917
	176,442	238,602	320,867

F-28

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

7.	Profit before tax

Profit before tax has been arrived at after charging:

	2023		2022
	US$	S$	S$

Marketing and advertisement	765,165	1,034,733	917,785
Legal and professional fees	65,401	88,442	132,600
Insurance	81,179	109,778	142,024
Transportation	25,982	35,135	35,143
Provision for expected credit losses	109,717	148,370	6,474
Short term lease expenses	14,196	19,197	12,588
Depreciation of property and equipment	22,122	29,916	22,990
Depreciation of right-of-use assets	389,863	527,212	552,929
Employee benefit expenses
- Director’s salaries and bonuses	-	-	288,000
- Director’s CPF	-	-	34,824
- Employees’ salaries and bonus	2,197,489	2,971,664	3,373,615
- Employees’ CPF	157,744	213,317	283,014
- Other staff expenses	45,957	62,147	50,968

8.	Income tax expense

The major components of income tax expense recognised in profit or loss for the years ended June 30, 2023 and 2022 were:

	2023		2022
	US$	S$	S$

Current income tax
- Current year	278,994	377,283	414,748
- Deferred income tax	(17,248)	(23,323)	(4,243)
- Overprovision in respect of prior years	(4,200)	(5,680)	(2,025)
Income tax expense recognised in profit or loss	257,546	348,280	408,480

F-29

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2023 and 2022

8.	Income tax expense (Continued)

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting profit multiplied by the applicable corporate tax rate for the financial years ended June 30, 2023 and 2022 were as follows:

	2023		2022
	US$	S$	S$

Profit before tax	1,576,255	2,131,569	2,386,444

Income tax using the statutory tax rate of 17% (2022: 17%)	267,963	362,367	405,695
Effects of:
- Non-deductible expenses	96,849	130,969	125,525
- Income not subject to tax	-	-	(106,862)
- Income tax exemption	(52,803)	(71,406)	(70,582)
- Utilisation of capital allowance	(4,996)	(6,756)	(5,666)
- Utilisation on deferred tax assets not recognised in prior year	(48,347)	(65,380)	-
- Deferred tax asset not recognised during the financial year	20,328	27,489	66,638
- Deferred income tax	(17,248)	(23,323)	(4.243)
- Overprovision in respect of prior years	(4,200)	(5,680)	(2,025)
Income tax expense recognised in profit or loss	257,546	348,280	408,480

F-30

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

9.	Right of use assets

	2023		2022
	US$	S$	S$

Cost
At beginning of financial year	2,106,306	2,848,358	2,848,358
Write off	(70,447)	(95,265)	-
Additions during the year	-	-	-
At end of financial year	2,035,859	2,753,093	2,848,358

Accumulated Depreciation
At beginning of financial year	1,295,140	1,751,418	1,198,489
Depreciation	389,863	527,212	552,929
Write off	(35,223)	(47,632)	-
At end of financial year	1,649,780	2,230,998	1,751,418

Carrying amount	386,079	522,095	1,096,940

The Group’s amortisation of right-of-use assets amounting to S$512,528 (US$379,005) and S$538,245 for the years ended June 30, 2023 and 2022, respectively, is presented as part of cost of services.

F-31

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Total
	S$	S$	S$	S$	S$	S$	S$

2023
Cost
At July 1, 2021	47,226	100,006	70,180	330,337	43,727	347,993	939,469
Additions	-	846	11,770	75,012	-	867	88,495
At June 30, 2022	47,226	100,852	81,950	405,349	43,727	348,860	1,027,964
Additions	-	-	4,774	-	-	1,388	6,162
At June 30, 2023	47,226	100,852	86,724	405,349	43,727	350,248	1,034,126

Accumulated depreciation
At July 1, 2021	47,226	99,328	65,494	330,337	43,727	338,422	924,534
Depreciation	-	742	3,456	15,002	-	3,790	22,990
At June 30, 2022	47,226	100,070	68,950	345,339	43,727	342,212	947,524
Depreciation	-	311	6,695	18,430	-	4,480	29,916
At June 30, 2023	47,226	100,381	75,645	363,769	43,727	346,692	977,440

Net book values
At June 30, 2022	-	782	13,000	60,010	-	6,648	80,440
At June 30, 2023	-	471	11,079	41,580	-	3,556	56,686

US$
At June 30, 2023	-	347	8,193	30,748	-	2,630	41,918

Depreciation amounting to S$6,695 (US$4,951) and S$3,456 for the years ended June 30, 2023 and 2022, respectively, is presented as part of cost of services.

F-32

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

11.	Inventories

	2023		2022
	US$	S$	S$

Statement of financial position:
Medicine, drugs and medical devices	69,956	94,601	69,826

Statement of comprehensive income:
Inventories recognised as an expense in cost of sales	393,749	532,467	261,448

12.	Trade and other receivables

	2023		2022
	US$	S$	S$

Trade receivables:
- third parties	1,405,830	1,901,104	2,329,349
Less: Loss allowance	(344,588)	(465,986)	(317,616)
	1,061,242	1,435,118	2,011,733
Deposits	71,936	97,279	97,659
Prepayments	26,994	36,504	51,577
Other receivables:
- third parties	11,584	15,665	117,958
	1,171,756	1,584,566	2,278,927

Trade receivables are unsecured, non-interest bearing and are generally on 60 days terms (2022: 60 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

F-33

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	2023		2022
	US$	S$	S$

Beginning of financial year	234,871	317,616	343,002
Provision for expected credit losses	109,717	148,370	6,474
Less: Reversal of provision for expected credit losses	-	-	(31,860)
End of financial year	344,588	465,986	317,616

13.	Cash and cash equivalents

	2023		2022
	US$	S$	S$

Cash on hand	1,369	1,850	1,850
Cash at banks	898,911	1,215,598	1,561,833
	900,280	1,217,448	1,563,683

14.	Amount due from a director

Amount due from a director represents expenses paid by the Group on behalf of the director during the reporting period. The amounts are non-trade in nature, unsecured, non-interest bearing, repayable on demand and is to be settled in cash.

Amount due from a director is denominated in Singapore Dollar and it is the amount due from Dr Kevin Yip, our employee and medical doctor, and a director of Singmed Specialists Pte. Ltd.

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr Kevin Yip (the “Seller”) for the transfer of the entire share capital of Singmed Specialists Pte Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director (Dr Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000. The Final Consideration will be paid within 30 days from the issuance of the “FY2024 Audited Accounts” by the company’s auditors.

The Final Consideration is subjected to the following post-completion adjustments:

1. Agreed Amount adjusted based on the FY2023 audited accounts

In calculating the Final Consideration, the Parties has relied on the Estimated Agreed Amount. Accordingly, the Parties agree that the Provisional Consideration may be adjusted for the final Agreed Amount, which is based on the FY2023 Audited Accounts as follows:

(a) In the event that the Agreed Amount is equivalent to the Estimated Agreed Amount, there shall be no adjustment to the Consideration.

(b) In the event that the Agreed Amount is more than the Estimated Agreed Amount, the Final Consideration shall be adjusted to an amount higher than the Provisional Consideration, which shall be an amount equivalent to the difference between the Estimated Agreed Amount and the Agreed Amount.

(c) In the event that the Agreed Amount is less than the Estimated Agreed Amount, then the Final Consideration shall be adjusted downwards to an amount lower than the Provisional Consideration, which shall be an amount equivalent to the difference between the Estimated Agreed Amount and the Agreed Amount.

The FY2023 Group Agreed Amount Adjustment Notice shall be final, conclusive and binding on the Seller and the Purchaser save for manifest error and fraud.

2. Audited net profit after tax of the Group for the financial year ending on June 30, 2024 (“FY2024 NPAT”)

(a) In the event that the FY2024 NPAT is equivalent to S$4,000,000 (“Minimum Target NPAT”), the Provisional Consideration shall be deemed as the Final Consideration.

(b) In the event that the FY2024 NPAT is more than the Minimum Target NPAT, the Final Consideration shall be adjusted to an amount higher than the Provisional Consideration, which shall be an amount equivalent to the difference between the FY2024 NPAT and the Minimum Target NPAT.

(c) In the event that the FY2024 NPAT is less than the Minimum Target NPAT, then the Final Consideration shall be adjusted downwards to an amount which is equivalent to six (6) times of the FY2024 NPAT and, the Seller shall pay an amount equivalent to the difference between the Provisional Consideration and the Final Consideration in full to the Purchaser.

The FY2024 Group NPAT Adjustment shall be final, conclusive and binding on the Seller and the Purchaser save for manifest error and fraud.

The outstanding receivables due from Dr Kevin Yip and Singmed Investment Pte Ltd will be assigned to and be borne by Rainforest Capital VCC upon final settlement between Rainforest Capital VCC and Dr Kevin Yip, and Rainforest Capital VCC will pay cash to Basel Medical Group Ltd to fully settle this amount within two years after Basel Medical’s initial public offering. Both parties have agreed to the timely audit of the Group’s June 30, 2024 financial statements to facilitate this process.

15.	Amount due from/(to) related parties

Amount due from related parties primarily pertains to the loan granted to Singmed Investment Pte Ltd, which is an entity owned by Dr Kevin Yip, to support its operations and financial needs. The loan bears annual interest of 3%. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due from related parties is denominated in Singapore Dollar. Please refer to Note 14 for the terms of the sale and purchase agreement between Rainforest Capital VCC and Dr. Kevin Yip.

F-34

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings

	2023		2022
	US$	S$	S$

Current:
- Lease liabilities	418,575	566,039	574,438
- Bank borrowings	2,383,458	3,223,150	3,628,795
	2,802,033	3,789,189	4,203,233

Non-current:
- Lease liabilities	21,076	28,500	638,476
- Bank borrowings	2,510,589	3,395,070	5,311,440
	2,531,665	3,423,570	5,949,916
	5,333,698	7,212,759	10,153,149

The breakdown of borrowings as at June 30, 2023 and 2022 are as follows:

	June 30, 2023		June 30, 2022
	US$	S$	S$

Term loan #1	264,192	357,267	504,114
Term loan #2	357,743	483,776	681,795
Term loan #3	222,133	300,391	419,116
Term loan #4	249,673	337,633	476,366
Term loan #6	600,906	812,605	1,087,508
Term loan #7	357,735	483,765	681,796
Term loan #8	69,900	94,526	194,853
Term loan #9	364,839	493,372	660,133
Term loan #10	1,556,260	2,104,531	2,632,522
Term loan #11	850,666	1,150,354	1,602,032
	4,894,047	6,618,220	8,940,235

The breakdown of our borrowings into current and non-current liabilities as at June 30, 2023 and 2022 are as follows:

	June 30, 2023			June 30, 2022
	Total S$	Current liabilities S$	Non-current liabilities S$	Total S$	Current liabilities S$	Non-current liabilities S$

Term loan #1	357,267	150,567	206,700	504,114	146,854	357,260
Term loan #2	483,776	203,541	280,235	681,795	198,026	483,769
Term loan #3	300,391	121,927	178,464	419,116	118,624	300,492
Term loan #4	337,633	143,064	194,569	476,366	138,543	337,823
Term loan #6	812,605	812,605	-	1,087,508	1,087,508	-
Term loan #7	483,765	203,588	280,177	681,796	198,030	483,766
Term loan #8	94,526	94,526	-	194,853	100,250	94,603
Term loan #9	493,372	493,372	-	660,133	660,133	-
Term loan #10	2,104,531	541,934	1,562,597	2,632,522	529,103	2,103,419
Term loan #11	1,150,354	458,026	692,328	1,602,032	451,724	1,150,308
	6,618,220	3,223,150	3,395,070	8,940,235	3,628,795	5,311,440

F-35

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

The details of the facility amount are as follows:

Term loan	Facility amount	Effective interest rate	Maturity date
		% p.a.

Term loan #1	S$600,000	2.50%	October 2025
Term loan #2	S$1,000,000	2.75%	October 2025
Term loan #3	S$600,000	2.75%	November 2025
Term loan #4	S$700,000	2.50%	November 2025
Term loan #6	S$1,400,000	2.25%	April 2026
Term loan #7	S$1,000,000	2.75%	October 2025
Term loan #8	S$300,000	3.00%	May 2024
Term loan #9	S$850,000	2.25%	April 2026
Term loan #10	S$600,000	2.75%	November 2025
	S$1,000,000	3.00%	November 2025
	S$500,000	2.50%	March 2026
	S$529,890	1.53%	December 2035
	S$501,670	1.53%	December 2035
Term loan #11	S$400,000	2.25%	January 2026
	S$1,500,000	2.50%	December 2025
	S$178,000	3.00%	May 2024

Term loan #1

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

Term loan #2

1.	The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

F-36

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

Term loan #2 (Continued)

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

Term loan #3

The loan is not secured.

Term loan #4

The loan is secured by:

(a)	Joint and several guarantee by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin;

(b)	Corporate guarantor from related company, Singmed Specialists Pte Ltd;

(c)	Government guarantee; and

(d)	Enterprise Singapore Holdings

F-37

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

Term loan #6

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s director, Kevin Yip Man Hing.; and

(b)	Corporate guarantor from related companies, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$800,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$812,605 (US$600,906) (2022: S$1,087,508). These balances are recorded as current liabilities as at June 30, 2023 and 2022. However, as of the date of this audit report, the bank did not request any early repayment of the loan. Hence, even though the bank may have the right to request for early repayment of the loan, they did not exercise such right and the risk of any cross-default or cross-acceleration provisions is low.

Steps taken by the Group to avoid future breach of bank covenant include closer monitoring of bank covenant clauses and more timely communication with banks on financial performance and operational strategies and implementing stringent budget controls and optimizing working capital to provide more financial flexibility.

The Group currently generates its cash mainly through operating activities and there is no immediate plan to obtain additional loans.

F-38

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

Term loan #7

1.	The loan is secured by joint and several guarantees for S$1,000,000 by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

Term loan #8

The loan is not secured.

Term loan #9

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s director, Kevin Yip Man Hing.; and

(b)	Corporate guarantor from related companies, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$500,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

F-39

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

Term loan #9 (Continued)

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$493,372 (US$364,839) (2022: S$660,133). These balances are recorded as current liability as at June 30, 2023 and 2022. However, as of the date of this audit report, the bank did not request for any early repayment of the loan. Hence, even though the bank may have the right to request for early repayment of the loan, they did not exercise such right and the risk of any cross-default or cross-acceleration provisions is low.

Steps taken by the Group to avoid future breach of bank covenant include closer monitoring of bank covenant clauses and more timely communication with banks on financial performance and operational strategies and implementing stringent budget controls and optimizing working capital to provide more financial flexibility.

The Group currently generates its cash mainly through operating activities and there is no immediate plan to obtain additional loans.

Term loan #10

1)	Facility amount SGD600,000

The loan is secured by joint and several guarantees by the Group’s director and former director, Kevin Yip Man Hing and Joanna Lin.

2)	Facility amount SGD1,000,000

The loan is secured by joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

3)	Facility amount SGD500,000

1.	The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip
Man Hing.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall maintain a Minimum Tangible Networth (TNW”) of not less than S$250,000 during the tenor of the facility.

(b)	The Group shall use CIMB Bank Berhad as its main operating bank account (to handle its payment and collections).

The Group has complied with the covenants.

F-40

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

Term loan #10 (Continued)

4)	Facility amount SGD529,890

The loan is secured by:

(a)	Joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s director

5)	Facility amount SGD501,670

The loan is secured by:

(a)	Joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s director

Term loan #11

1)	Facility amount SGD400,000

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

2)	Facility amount SGD1,500,000

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and government guarantee, Enterprise Singapore Holdings.

The Group shall maintain a minimum Tangible Networth of not less that S$750,000 at all times during the tenor of the Facility.

The Group has complied with the covenant.

3)	Facility amount SGD178,000 The loan is not secured.

All of the Group’s loan facilities are for the purpose of financing the Group’s working capital requirement.

Borrowings are denominated in Singapore Dollar.

F-41

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

16.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning		Proceed	Non-cash changes				End of
	of financial year	Cash flows	from bank borrowings	Addition	Rent concessions	Accretion of interests	Other	financial year
	US$	US$	US$	US$	US$	US$	US$	US$

2023
Liabilities
Lease liabilities
- Current	424,786	(490,620)	-	-	-	33,343	451,066	418,575
- Non-current	472,142	-	-	-	-	-	(451,066)	21,076
Bank borrowings
- Current	2,683,425	(1,860,184)	-	-	-	143,098	1,417,119	2,383,458
- Non-current	3,927,708	-	-	-	-	-	(1,417,119)	2,510,589
								-
	7,508,061	(2,350,804)	-	-	-	176,441	-	5,333,698

	Beginning		Proceed	Non-cash changes				End of
	of financial year	Cash flows	from bank borrowings	Addition	Rent concessions	Accretion of interests	Other	financial year
	S$	S$	S$	S$	S$	S$	S$	S$

2023
Liabilities
Lease liabilities
- Current	574,438	(663,465)	-	-	-	45,090	609,976	566,039
- Non-current	638,476	-	-	-	-	-	(609,976)	28,500
Bank borrowings
- Current	3,628,795	(2,515,527)	-	-	-	193,512	1,916,370	3,223,150
- Non-current	5,311,440	-	-	-	-	-	(1,916,370)	3,395,070

	10,153,149	(3,178,992)	-	-	-	238,602	-	7,212,759

2022
Liabilities
Lease liabilities
- Current	548,677	(617,513)	-	-	(5,081)	73,917	574,438	574,438
- Non-current	1,212,914	-	-	-	-	-	(574,438)	638,476
Bank borrowings
- Current	2,508,679	(2,787,429)	-	-	-	246,950	3,660,595	3,628,795
- Non-current	7,940,476	-	1,031,559	-	-	-	(3,660,595)	5,311,440

	12,210,746	(3,404,942)	1,031,559	-	(5,081)	320,867	-	10,153,149

F-42

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

17.	Trade and other payables

	2023		2022
	US$	S$	S$

Trade payables
- third parties	845,111	1,142,844	757,603
- related party	237,673	321,405	321,405
Accruals	148,102	200,277	736,848
GST payables	79,403	107,377	156,071
Other payables
- third parties	307,887	416,356	440,294
	1,618,176	2,188,259	2,412,221

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (2022: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

18.	Share capital

	2023			2022
	No. of shares issued and fully paid	US$	S$	No. of shares issued and fully paid	S$
Ordinary shares
Beginning and end of financial year	16,250,000	6	8	16,250,000	8

* Giving retrospective effect of the reorganisation on August 10, 2023 (Note 1).

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

F-43

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

19.	Leases

Group as a lessee

The Group has lease contracts for clinics. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 16 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Group adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

(c)	Amounts recognised in profit or loss

	2023		2022
	US$	S$	S$

Depreciation of right-of-use assets	389,863	527,212	552,929
Interest expense on lease liabilities	33,343	45,090	73,917
Lease expense not capitalised in lease liabilities:
- Expense relating to short-term leases	14,196	19,197	12,588
Total amount recognised in profit or loss	437,402	591,499	639,434

(d)	Total cash outflow

The Group had total cash outflows for leases of S$618,374 (US$457,276) (2022: S$548,677).

(e)	Extension options

The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

F-44

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial years:

	2023		2022
	US$	S$	S$

Loan to related party	-	-	10,550,000
Interest income on loan to related party	218,522	295,507	246,707
Payment on behalf to related parties	368,716	498,615	64,515

Compensation of key management personnel

	2023		2022
	US$	S$	S$

Salaries and bonuses	-	-	288,000
CPF	-	-	34,824
	-	-	322,824

21.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from a director, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

F-45

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Director reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

F-46

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

F-47

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
2023
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,405,830	(344,588)	1,061,242
Deposits	12	I	12-month ECL	71,936	-	71,936
Other receivables	12	I	12-month ECL	11,584	-	11,584
Amount due from a director	14	I	12-month ECL	976,453	-	976,453
Amount due from a related party	15	I	12-month ECL	7,806,823	-	7,806,823
					(344,588)	1,061,242

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
2023
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,901,104	(465,986)	1,435,118
Deposits	12	I	12-month ECL	97,279	-	97,279
Other receivables	12	I	12-month ECL	15,665	-	15,665
Amount due from a director	14	I	12-month ECL	1,320,457	-	1,320,457
Amount due from a related party	15	I	12-month ECL	10,557,167	-	10,557,167
					(465,986)

F-48

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
2022
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,329,349	(317,616)	2,011,733
Deposits	12	I	12-month ECL	97,659	-	97,659
Other receivables	12	I	12-month ECL	117,958	-	117,958
Amount due from a director	14	I	12-month ECL	721,019	-	721,019
Amount due from related parties	15	I	12-month ECL	11,033,179	-	11,033,179
					(317,616)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

2023
ECL rate	2.03%	2.15%	8.44%	13.97%	89.27%
Estimated total gross carrying amount at	468,508	219,493	112,593	291,466	313,770	1,405,830
ECL	(9,522)	(4,726)	(9,500)	(40,732)	(280,108)	(344,588)
						1,061,242

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

2023
ECL rate	2.03%	2.15%	8.44%	13.97%	89.27%
Estimated total gross carrying amount at	633,564	296,821	152,259	394,149	424,311	1,901,104
ECL	(12,876)	(6,391)	(12,847)	(55,082)	(378,790)	(465,986)
						1,435,118

F-49

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

2022
ECL rate	0.46%	3.36%	0.59%	0.41%	73.90%
Estimated total gross carrying amount at	703,360	319,643	226,733	674,287	405,326	2,329,349
ECL	(3,245)	(10,730)	(1,336)	(2,754)	(299,551)	(317,616)
						2,011,733

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 2% and 1% (2022: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from a director and related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

F-50

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group and advances from the director and holding company. The director is satisfied that funds are available to finance the operations of the Group.

F-51

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
2023
Financial assets
Trade and other receivables	1,144,762	1,144,762	1,144,762	-
Cash and cash equivalents	900,280	900,280	900,280	-
Amount due from a director	976,453	976,453	976,453	-
Amount due from related parties	7,806,823	7,806,823	7,806,823	-
Total undiscounted financial assets	10,828,318	10,828,318	10,828,318	-

Financial liabilities
Trade and other payables	1,538,773	1,538,773	1,538,773	-
Borrowings	5,333,698	5,333,698	2,802,033	2,531,665
Total undiscounted financial liabilities	6,872,471	6,872,471	4,340,806	2,531,665
Total net undiscounted financial assets/(liabilities)	3,955,847	3,955,847	6,487,512	(2,531,665)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
2023
Financial assets
Trade and other receivables	1,548,062	1,548,062	1,548,062	-
Cash and cash equivalents	1,217,448	1,217,448	1,217,448	-
Amount due from a director	1,320,457	1,320,457	1,320,457	-
Amount due from related parties	10,557,167	10,557,167	10,557,167	-
Total undiscounted financial assets	14,643,134	14,643,134	14,643,134	-

Financial liabilities
Trade and other payables	2,080,882	2,080,882	2,080,882	-
Borrowings	7,212,759	7,212,759	3,789,189	3,423,570
Total undiscounted financial liabilities	9,293,641	9,293,641	5,870,071	3,423,570
Total net undiscounted financial assets/(liabilities)	5,349,493	5,349,493	8,773,063	(3,423,570)

F-52

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
2022
Financial assets
Trade and other receivables	2,227,350	2,227,350	2,227,350	-
Cash and cash equivalents	1,563,683	1,563,683	1,563,683	-
Amount due from a director	721,019	721,019	721,019	-
Amount due from related parties	11,033,179	11,033,179	11,033,179	-
Total undiscounted financial assets	15,545,231	15,545,231	15,545,231	-

Financial liabilities
Trade and other payables	2,256,150	2,256,150	2,256,150	-
Amount due to related parties	171,837	171,837	171,837	-
Borrowings	10,153,149	10,153,149	4,203,233	5,949,916
Total undiscounted financial liabilities	12,581,136	12,581,136	6,631,220	5,949,916
Total net undiscounted financial assets/(liabilities)	2,964,095	2,964,095	8,914,011	(5,949,916)

F-53

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2023 and 2022

23.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortised cost and financial liabilities at amortised cost were as follows:

	2023		2022
	US$	S$	S$

Financial assets measured at amortised cost
Trade and other receivables	1,144,762	1,548,062	2,227,350
Cash and cash equivalents	900,280	1,217,448	1,563,683
Amount due from a director	976,453	1,320,457	721,019
Amount due from related parties	7,806,823	10,557,167	11,033,179
Total financial assets measured at amortised cost	10,828,318	14,643,134	15,545,231

Financial liabilities measured at amortised cost
Trade and other payables	1,538,773	2,080,882	2,256,150
Amount due to related parties	-	-	171,837
Borrowings	5,333,698	7,212,759	10,153,149
Total financial liabilities measured at amortised cost	6,872,471	9,293,641	12,581,136

24.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The director and holding company have undertaken not to recall the amounts due to them until such time the Group is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Group to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial year ended June 30, 2022.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2022.

25.	Events occurring after the reporting period

On August 10, 2023, the Group established Basel Medical Group Ltd. under the laws of the BVI, as the holding company, facilitating the forthcoming offering and Nasdaq listing of its ordinary shares. In conjunction with this, Rainforest Capital VCC subscribed to 16,250,000 ordinary shares in Basel Medical. This subscription amounted to US$18,362,500 at a price of US$1.13 per share. Additionally, in August 2023, all shares in Singmed Specialists Pte. Ltd. were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC, in preparation for the listing and offering.

F-54

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For the financial periods ended December 31, 2023 and 2022

	Note	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
		US$	S$	S$

Revenue	4	3,856,838	5,088,326	5,037,787

Other income	5	122,360	161,430	34,466

Consumables, medical supplies and other related expenses		(967,950)	(1,277,016)	(1,328,615)

Employee benefit expenses		(997,744)	(1,316,323)	(2,143,754)

Depreciation expense		(200,955)	(265,120)	(321,217)

Rent expense		(2,410)	(3,179)	(17,961)

Other operating expense		(268,276)	(353,936)	(528,858)

Finance cost	6	(72,859)	(96,123)	(133,828)

Profit before tax	7	1,469,004	1,938,059	598,020

Income tax (expense)/benefit	8	(463,490)	(611,483)	5,680

Profit for the period, representing total comprehensive income for the period		1,005,514	1,326,576	603,700

Earnings per ordinary share – basic and diluted		0.06	0.08	0.04

Weighted average number of shares – basic and diluted		16,250,000	16,250,000	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

F-55

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and June 30, 2023

	Note	December 31, 2023	December 31, 2023	June 30, 2023
		US$	S$	S$
ASSETS
Non-current assets
Right of use assets	9	206,759	272,777	522,095
Property and equipment	10	36,992	48,804	56,686
Deferred tax assets		20,894	27,565	27,565
		264,645	349,146	606,346

Current assets
Inventories	11	83,553	110,231	94,601
Trade and other receivables	12	2,394,531	3,159,105	1,584,566
Cash and cash equivalents	13	715,213	943,580	1,217,448
Amount due from a director	14	1,061,390	1,400,292	1,320,457
Amount due from related parties	15	8,122,129	10,715,525	10,557,167
		12,376,816	16,328,733	14,774,239

Total assets		12,641,461	16,677,879	15,380,585

LIABILITIES
Non-current liability
Borrowings	16	1,898,384	2,504,538	3,423,570

Current liabilities
Trade and other payables	17	1,639,544	2,163,051	2,188,259
Borrowings	16	2,447,524	3,229,018	3,789,189
Amount due to related parties	15	346,743	457,458	-
Amount due to shareholder	18	524,370	691,801	-
Asset retirement obligation		11,370	15,000	15,000
Provision for income tax		607,592	801,596	475,726
Total liabilities		7,475,527	9,862,462	9,891,744

NET ASSETS		5,165,934	6,815,417	5,488,841

EQUITY
Capital attributable to equity holders of the Group
Share capital	19	18,362,506	24,455,178	8
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	-
Retained earnings		5,165,928	6,815,409	5,488,833
Total equity		5,165,934	6,815,417	5,488,841

The accompanying notes form an integral part of these consolidated financial statements.

F-56

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2023

	Share capital	Merger reserve	Retained earnings	Total
	US$	US$	US$	US$

As at July 1, 2023	6	-	4,160,414	4,160,420

Issuance of share capital	18,362,500	-	-	18,362,500

Merger reserve arising from group restructuring	-	(18,362,500)	-	(18,362,500)

Profit for the period, representing total comprehensive income for the period	-	-	1,005,514	1,005,514

As at December 31, 2023	18,562,506	(18,362,500)	5,165,928	5,165,934

	Share capital	Merger reserve	Retained earnings	Total
	S$	S$	S$	S$

As at July 1, 2023	8	-	5,488,833	5,488,841

Issuance of share capital	24,455,170	-	-	24,455,170

Merger reserve arising from group restructuring	-	(24,455,170)	-	(24,455,170)

Profit for the period, representing total comprehensive income for the period	-	-	1,326,576	1,326,576

As at December 31, 2023	24,455,178	(24,455,170)	6,815,409	6,815,417

As at July 1, 2022	8	-	3,705,544	3,705,552

Profit for the period, representing total comprehensive income for the period	-	-	603,700	603,700

As at December 31, 2022	8	-	4,309,244	4,309,252

The accompanying notes form an integral part of these consolidated financial statements.

F-57

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial periods ended December 31, 2023 and December 31, 2022

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$
Cash flows from operating activities
Profit before tax	1,469,004	1,938,059	598,020

Adjustments for:
Bad debts written off	-	-	16,529
Other expenses	-	-	28,837
Depreciation of property and equipment	11,978	15,802	14,940
Depreciation of right-of-use assets	188,977	249,318	306,277
Interest income	(120,031)	(158,357)	(25,905)
Interest expense	72,859	96,123	133,828
Operating cash flows before changes in working capital	1,622,787	2,140,945	1,072,526
Changes in working capital:
Inventories	(11,847)	(15,630)	(40,238)
Trade and other receivables	(1,193,465)	(1,574,539)	247,131
Trade and other payables	(19,107)	(25,208)	173,299
Cash generated from operations	398,368	525,568	1,452,718
Interest paid	(72,859)	(96,123)	(133,828)
Income tax paid	(216,487)	(285,613)	(249,200)
Net cash generated from operating activities	109,022	143,832	1,069,690

Cash flows from investing activities
Acquisition of property and equipment	(6,003)	(7,920)	(4,662)
Cash used in investing activities	(6,003)	(7,920)	(4,662)

Cash flows from financing activities
Increase in amount due to related parties	346,742	457,457	9,297,663
Decrease in amount due to a director	(60,513)	(79,835)	(9,052,101)
Increase in amount due to shareholder	524,370	691,801	-
Payment of principal portion of lease liabilities	(211,654)	(279,236)	(283,383)
Repayment of borrowings	(909,548)	(1,199,967)	(1,169,367)
Net cash used in financing activities	(310,603)	(409,780)	(1,207,188)

Net decrease in cash and cash equivalents	(207,584)	(273,868)	(142,160)
Cash and cash equivalents at beginning of financial period	922,797	1,217,448	1,563,683
Cash and cash equivalents at end of financial period	715,213	943,580	1,421,523

The accompanying notes form an integral part of these consolidated financial statements.

F-58

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Singmed Specialists Pte. Ltd., based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Singmed Specialists Pte. Ltd. Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Singmed Specialists Pte. Ltd. to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Singmed Specialists Pte. Ltd., which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate this offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Singmed Specialists Pte. Ltd. were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for this listing and offering.

Subsequently, between September 2023 and June 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors, following which Rainforest Capital VCC held a total of 9,997,910 ordinary shares.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

F-59

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

1.	General (Continued)

The Group has following subsidiaries as at December 31, 2023 and June 30, 2023:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2023	June 30, 2023
			%	%
Singmed Specialists Pte. Ltd.	Other holding companies	Singapore	100	100

Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

F-60

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2023	June 30, 2023
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialised medical services (including day surgical centres)	Singapore	100	100

Singapore Sports and Physiotherapy Centre Pte. Ltd.	Other health services N.E.C (E.g. Physiotherapy, chiropractic, speech therapy) and physiotherapy	Singapore	100	100

2.	Summary of significant accounting policies

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

F-61

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2023:

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16;
●	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37;
●	Annual Improvements to IFRS Standards 2018-2020; and
●	Reference to the Conceptual Framework – Amendments to IFRS 3.

The Group also elected to adopt the following amendments early:

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12 13; and
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2.

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

F-62

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognised at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, i.e., upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group provides disaggregated revenue information by revenue streams, which is recognized based on the nature of performance obligations disclosed above. This information is set out below:

	December 31, 2023	December 31, 2023		December 31, 2022	December 31, 2022
	US$’000	S$’000%		US$’000	S$’000%

Orthopaedic services	3,596	4,744	93.2	3,595	4,743	94.1
Physiotherapy services	261	344	6.8	224	295	5.9
	3,857	5,088	100.0	3,819	5,038	100.0

F-63

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.5	Segment reporting

IFRS8(22), “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

2.6	Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Group accounting

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

F-64

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(i)	Consolidation (Continued)

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the Subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognised in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognised directly in the income statement.

F-65

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised within equity attributable to the equity holders of the Company.

F-66

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognised.

Subsequent expenditure relating to property and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognised in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

F-67

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognised when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortised cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortised cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Financial assets are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the assets are derecognised or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognised in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognised in profit or loss.

F-68

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income for debt instruments is recognised in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

F-69

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities (Continued)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

2.10	Impairment of financial assets

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

F-70

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.12	Inventories

Inventories are sated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Reinstatement costs

Th Group recognises a liability and capitalise an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalised provision for reinstatement costs in property and equipment is amortised over the period of the lease.

F-71

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognised in profit or loss.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognised in profit or loss except to the extent that the tax relates to items recognised outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-72

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

F-73

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

F-74

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 16).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognised as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognised in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

F-75

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognised in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the period ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$1.3193, as set forth in the statistical release of the Federal Reserve System on December 31, 2023. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

F-76

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

2.	Summary of significant accounting policies (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognised in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognised as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

F-77

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Estimated useful of property and equipment

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at December 31, 2023 and June 30, 2023 were disclosed in Note 10.

F-78

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at December 31, 2023 was S$110,231 (US$83,553) (June 30, 2023: S$94,601). If the future expected realisable value lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$11,023 (US$8,355) (June 30, 2023: S$9,460) lower.

(c)	Provision for expected credit losses of trade receivables

The Company uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 23 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

(d)	Provision for expected credit losses of other receivables, amount due from a director and amount due from subsidiaries

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

F-79

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(d)	Provision for expected credit losses of other receivables, amount due from a director and amount due from subsidiaries (Continued)

The carrying amount of the Group’s other receivables and amount due from a director as at December 31, 2023 were S$142,558 (US$108,056) (June 30, 2023: S$149,448) and S$1,400,292 (US$1,061,390) (June 30, 2023: S$1,320,457), respectively.

The carrying amount of the Group’s amount due from related parties as at December 31, 2023 was S$10,715,525 (US$8,122,129) (June 30, 2023: S$10,557,167).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

F-80

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

4.	Revenue

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Type of service
Rendering of services – Medical services	3,856,838	5,088,326	5,037,787
	3,856,838	5,088,326	5,037,787

Timing of transfer of service
At a point in time	3,856,838	5,088,326	5,037,787
	3,856,838	5,088,326	5,037,787

5.	Other income

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Government grant	1,701	2,245	5,352
Interest income	120,031	158,357	25,905
Other income	628	828	3,209
	122,360	161,430	34,466

Government grants recognized during the period include:

a.	Schemes to support companies during the economic certainties brought about by the Covid pandemic lockdowns such as Jobs Support Scheme and Jobs Growth Incentive.
b.	Schemes to encourage local employment such as Wage Credit Scheme.

F-81

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

6.	Finance cost

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Interest expense on:
- Bank borrowings	64,321	84,859	108,481
-Lease liabilities	8,538	11,264	25,347
	72,859	96,123	133,828

7.	Profit before tax

Profit before tax has been arrived at after charging:

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Marketing and advertisement	303,628	400,576	512,939
Legal and professional fees	20,888	27,558	22,964
Insurance	17,040	22,481	75,563
Transportation	16,552	21,837	20,949
Bad debts written off	-	-	16,529
Short term lease expenses	2,410	3,179	17,961
Depreciation of property and equipment	11,978	15,802	14,940
Depreciation of right-of-use assets	188,977	249,318	306,277
Employee benefit expenses
- Director’s salaries and bonuses	447	589	158,400
- Employees’ salaries and bonus	870,565	1,148,537	1,823,220
- Employees’ CPF	65,712	86,694	145,288
- Other staff expenses	26,910	35,503	16,847

F-82

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

8.	Income tax expense/(benefit)

The major components of income tax expense recognised in profit or loss for the periods ended December 31, 2023 and 2022 were:

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Current income tax
- Current year	463,490	611,483	-
- Overprovision in respect of prior years	-	-	(5,680)
Income tax expense/(benefit) recognised in profit or loss	463,490	611,483	(5,680)

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting profit multiplied by the applicable corporate tax rate for the financial period ended December 31, 2023 and 2022 were as follows:

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Profit before tax	1,469,004	1,938,059	598,020

Income tax using the statutory tax rate of 17% (2022: 17%)	249,731	329,470	101,663
Effects of:
- Non-deductible expenses	39,961	52,720	54,607
- Income tax exemption	(52,831)	(69,700)	(55,590)
- Deferred tax asset not recognised during the financial year	173,798	229,293	432,130
- Provision of income tax for the financial period	-	-	(532,810)
- Other	52,831	69,700	-
- Overprovision in respect of prior years	-	-	(5,680)
Income tax expense/(benefit) recognised in profit or loss	463,490	611,483	(5,680)

F-83

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

9.	Right of use assets

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Cost
At beginning of financial year	2,086,783	2,753,093	2,848,358
Write off	-	-	(95,265)
At end of financial year	2,086,783	2,753,093	2,753,093

Accumulated Depreciation
At beginning of financial year	1,691,047	2,230,998	1,751,418
Depreciation	188,977	249,318	527,212
Write off	-	-	(47,632)
At end of financial year	1,880,024	2,480,316	2,230,998

Carrying amount	206,759	272,777	522,095

F-84

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Total
	S$	S$	S$	S$	S$	S$	S$

Cost
At July 1, 2022	47,226	100,852	81,950	405,349	43,727	348,860	1,027,964
Additions	-	-	4,774	-	-	1,388	6,162
At June 30, 2023	47,226	100,852	86,724	405,349	43,727	350,248	1,034,126
Additions	-	-	-	-	-	7,920	7,920
At December 31, 2023	47,226	100,852	86,724	405,349	43,727	358,168	1,042,046

Accumulated depreciation
At July 1, 2022	47,226	100,070	68,950	345,339	43,727	342,212	947,524
Depreciation	-	311	6,695	18,430	-	4,480	29,916
At June 30, 2023	47,226	100,381	75,645	363,769	43,727	346,692	977,440
Depreciation	-	141	2,950	9,216	-	3,495	15,802
At December 31, 2023	47,226	100,522	78,595	372,985	43,727	350,187	993,242

Net book values
At June 30, 2023	-	471	11,079	41,580	-	3,556	56,686
At December 31, 2023	-	330	8,129	32,364	-	7,981	48,804

US$
At June 30, 2023	-	347	8,193	30,748	-	2,630	41,918
At December 31, 2023	-	250	6,162	24,531	-	6,049	36,992

F-85

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

11.	Inventories

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Statement of financial position:
Medicine, drugs and medical devices	83,553	110,231	94,601

Statement of comprehensive income:
Inventories recognised as an expense in cost of sales	249,576	329,266	532,467

12.	Trade and other receivables

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Trade receivables:
- third parties	1,648,634	2,175,043	1,901,104
Less: Loss allowance	(353,207)	(465,986)	(465,986)
	1,295,427	1,709,057	1,435,118
Deposits	68,477	90,342	97,279
Prepayments	38,504	50,798	36,504
GST receivables	571	753	-
Deferred expenses	991,048	1,307,490	-
Other receivables:
- third parties	504	665	15,665
	2,394,531	3,159,105	1,584,566

Trade receivables are unsecured, non-interest bearing and are generally on 30 days terms (June 30, 2023: 30 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

Deferred expenses are incurred for the purpose of an initial public offering which are denominated in United States Dollar.

F-86

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Beginning of financial period	353,207	465,986	317,616
Provision for expected credit losses	-	-	148,370
End of financial period	353,207	465,986	465,986

13.	Cash and cash equivalents

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Cash on hand	1,403	1,850	1,850
Cash at banks	713,810	941,730	1,215,598
	715,213	943,580	1,217,448

14.	Amount due from a director

Amount due from a director represents expenses paid by the Group on behalf of the director during the reporting period. The amounts are non-trade in nature, unsecured, non-interest bearing, repayable on demand and is to be settled in cash.

Amount due from a director is denominated in Singapore Dollar and it is the amount due from Dr Kevin Yip, our employee and medical doctor, and a director of Singmed Specialists Pte. Ltd.

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr Kevin Yip (the “Seller”) for the transfer of the entire share capital of Singmed Specialists Pte Ltd. According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director (Dr Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000. The Final Consideration will be paid within 30 days from the issuance of the “FY2024 Audited Accounts” by the company’s auditors.

The Final Consideration is subjected to the following post-completion adjustments:

1. Agreed Amount adjusted based on the FY2023 audited accounts

In calculating the Final Consideration, the Parties has relied on the Estimated Agreed Amount. Accordingly, the Parties agree that the Provisional Consideration may be adjusted for the final Agreed Amount, which is based on the FY2023 Audited Accounts as follows:

(a) In the event that the Agreed Amount is equivalent to the Estimated Agreed Amount, there shall be no adjustment to the Consideration.

(b) In the event that the Agreed Amount is more than the Estimated Agreed Amount, the Final Consideration shall be adjusted to an amount higher than the Provisional Consideration, which shall be an amount equivalent to the difference between the Estimated Agreed Amount and the Agreed Amount.

(c) In the event that the Agreed Amount is less than the Estimated Agreed Amount, then the Final Consideration shall be adjusted downwards to an amount lower than the Provisional Consideration, which shall be an amount equivalent to the difference between the Estimated Agreed Amount and the Agreed Amount.

The FY2023 Group Agreed Amount Adjustment Notice shall be final, conclusive and binding on the Seller and the Purchaser save for manifest error and fraud.

2. Audited net profit after tax of the Group for the financial year ending on June 30, 2024 (“FY2024 NPAT”)

(a) In the event that the FY2024 NPAT is equivalent to SGD4,000,000 (“Minimum Target NPAT”), the Provisional Consideration shall be deemed as the Final Consideration.

(b) In the event that the FY2024 NPAT is more than the Minimum Target NPAT, the Final Consideration shall be adjusted to an amount higher than the Provisional Consideration, which shall be an amount equivalent to the difference between the FY2024 NPAT and the Minimum Target NPAT.

(c) In the event that the FY2024 NPAT is less than the Minimum Target NPAT, then the Final Consideration shall be adjusted downwards to an amount which is equivalent to six (6) times of the FY2024 NPAT and, the Seller shall pay an amount equivalent to the difference between the Provisional Consideration and the Final Consideration in full to the Purchaser.

The FY2024 Group NPAT Adjustment shall be final, conclusive and binding on the Seller and the Purchaser save for manifest error and fraud.

The outstanding receivables due from Dr Kevin Yip and Singmed Investment Pte Ltd will be assigned to and be borne by Rainforest Capital VCC upon final settlement between Rainforest Capital VCC and Dr Kevin Yip, and Rainforest Capital VCC will pay cash to Basel Medical Group Ltd to fully settle this amount within two years after Basel Medical’s initial public offering. Both parties have agreed to the timely audit of the Group’s June 30, 2024 financial statements to facilitate this process.

15.	Amount due from/(to) related parties

Amount due from related parties primarily pertains to the loan granted to Singmed Investment Pte Ltd, which is an entity owned by Dr Kevin Yip, to support its operations and financial needs. The loan bears annual interest of 3%. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due from related parties is denominated in Singapore Dollar.

Please refer to Note 14 for the terms of the sale and purchase agreement between Rainforest Capital VCC and Dr. Kevin Yip.

F-87

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Current:
-Lease liabilities	238,993	315,303	566,039
-Bank borrowings	2,208,531	2,913,715	3,223,150
	2,447,524	3,229,018	3,789,189

Non-current:
-Lease liabilities	-	-	28,500
-Bank borrowings	1,898,384	2,504,538	3,395,070
	1,898,384	2,504,538	3,423,570
	4,345,908	5,733,556	7,212,759

The breakdown of borrowings as at December 31, and June 30, 2023 are as follows:

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Term loan #1	214,090	282,449	357,267
Term loan #2	290,080	382,702	483,776
Term loan #3	181,875	239,948	300,391
Term loan #4	202,284	266,873	337,633
Term loan #6	510,086	672,956	812,605
Term loan #7	290,086	382,711	483,765
Term loan #8	32,826	43,307	94,526
Term loan #9	309,691	408,575	493,372
Term loan #10	1,398,137	1,844,562	2,104,531
Term loan #11	677,760	894,170	1,150,354
	4,106,915	5,418,253	6,618,220

The breakdown of our borrowings into current and non-current liabilities as at December 31, 2023 are as follows:

	December 31, 2023			June 30, 2023
	Total S$	Current liabilities S$	Non-current liabilities S$	Total S$	Current liabilities S$	Non-current liabilities S$

Term loan #1	282,449	152,459	129,990	357,267	150,567	206,700
Term loan #2	382,702	206,356	176,346	483,776	203,541	280,235
Term loan #3	239,948	123,613	116,335	300,391	121,927	178,464
Term loan #4	266,873	144,049	122,824	337,633	143,064	194,569
Term loan #6	672,956	672,956	-	812,605	812,605	-
Term loan #7	382,711	206,360	176,351	483,765	203,588	280,177
Term loan #8	43,307	43,307	-	94,526	94,526	-
Term loan #9	408,575	408,575	-	493,372	493,372	-
Term loan #10	1,844,562	549,200	1,295,362	2,104,531	541,934	1,562,597
Term loan #11	894,170	406,840	487,330	1,150,354	458,026	692,328
	5,418,253	2,913,715	2,504,538	6,618,220	3,223,150	3,395,070

F-88

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #1	S$	600,000	2.50%	October 2025
Term loan #2	S$	1,000,000	2.75%	October 2025
Term loan #3	S$	600,000	2.75%	November 2025
Term loan #4	S$	700,000	2.50%	November 2025
Term loan #6	S$	1,400,000	2.25%	April 2026
Term loan #7	S$	1,000,000	2.75%	October 2025
Term loan #8	S$	300,000	3.00%	May 2024
Term loan #9	S$	850,000	2.25%	April 2026
Term loan #10	S$	600,000	2.75%	November 2025
	S$	1,000,000	3.00%	November 2025
	S$	500,000	2.50%	March 2026
	S$	529,890	1.53%	December 2035
	S$	501,670	1.53%	December 2035
Term loan #11	S$	400,000	2.25%	January 2026
	S$	1,500,000	2.50%	December 2025
	S$	178,000	3.00%	May 2024

Term loan #1

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

Term loan #2

1.	The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

F-89

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #2 (Continued)

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

Term loan #3

The loan is not secured.

Term loan #4

The loan is secured by:

(a)	Joint and several guarantee by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin;

(b)	Corporate guarantor from related company, Singmed Specialists Pte Ltd;

(c)	Government guarantee; and

(d)	Enterprise Singapore Holdings

F-90

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #6

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s director, Kevin Yip Man Hing.; and

(b)	Corporate guarantor from related company, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$800,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$672,956 (US$510,086) (June 30, 2023: S$812,605). These balances are recorded as current liabilities as at December 31, 2023 and June 30, 2023. However, as of the date of this audit report, the bank did not request any early repayment of the loan.

Steps taken by the Group to avoid future breach of bank covenant include close monitoring of bank covenant clauses and more timely communication with banks on financial performance and operational strategies and implementing stringent budget controls and optimizing working capital to provide more financial flexibility.

The Group currently generates its cash mainly through operating activities and there is no plan to obtain additional loans.

F-91

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #7

1.	The loan is secured by joint and several guarantees for S$1,000,000 by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

Term loan #8

The loan is not secured.

Term loan #9

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s director, Kevin Yip Man Hing.; and

(b)	Corporate guarantor from related companies, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$500,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

F-92

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #9 (Continued)

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$408,575 (US$309,691) (June 30, 2023: S$493,372). These balances are recorded as current liability as at December 31, 2023 and June 30, 2023. However, as of the date of this audit report, the bank did not request for any early repayment of the loan. The likely impact of the breach is that the bank may request for early repayment of the loan and the risk of any cross-default or cross-acceleration provisions is low.

Steps taken by the Group to avoid future breach of bank covenant include close monitoring of bank covenant clauses and more timely communication with banks on financial performance and operational strategies and implementing stringent budget controls and optimizing working capital to provide more financial flexibility.

The Group currently generates its cash mainly through operating activities and there is no plan to obtain additional loans.

Term loan #10

1)	Facility amount SGD600,000

The loan is secured by joint and several guarantees by the Group’s director and former director, Kevin Yip Man Hing and Joanna Lin.

2)	Facility amount SGD1,000,000

The loan is secured by joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

F-93

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #10 (Continued)

3)	Facility amount SGD500,000

1.	The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall maintain a Minimum Tangible Networth (TNW”) of not less than S$250,000 during the tenor of the facility.

(b)	The Group shall use CIMB Bank Berhad as its main operating bank account (to handle its payment and collections).

The Group has complied with the covenants.

4)	Facility amount SGD529,890

The loan is secured by:

(a)	Joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s director

5)	Facility amount SGD501,670

The loan is secured by:

(a)	Joint and several guarantees by the Group’s director and former director. Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s director

F-94

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

Term loan #11

1)	Facility amount SGD400,000

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and former director, Joanna Lin.

2)	Facility amount SGD1,500,000

The loan is secured by joint and several guarantees by the Group’s director, Kevin Yip Man Hing and government guarantee, Enterprise Singapore Holdings.

The Group shall maintain a minimum Tangible Networth of not less that S$750,000 at all times during the tenor of the Facility.

The Group has complied with the covenant.

3)	Facility amount SGD178,000 The loan is not secured.

All of the Group’s loan facilities is for the purpose of financing the Group’s working capital requirement.

Borrowings are denominated in Singapore Dollar.

F-95

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning			Non-cash changes
	of financial period	Cash flows	Proceed from bank borrowings	Addition	Rent concessions	Accretion of interests	Other	End of financial period
	US$	US$	US$	US$	US$	US$	US$	US$

December 31, 2023
Liabilities
Lease liabilities
-Current	429,045	(220,192)	-	-	-	8,538	21,602	238,993
-Non-current	21,602	-	-	-	-	-	(21,602)	-
Bank borrowings
-Current	2,443,076	(973,869)	-	-	-	64,321	675,003	2,208,531
-Non-current	2,573,387	-	-	-	-	-	(675,003)	1,898,384

	5,467,110	(1,194,061)	-	-	-	72,859	-	4,345,908

F-96

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

16.	Borrowings (Continued)

	Beginning			Non-cash changes
	of financial period/year	Cash flows	Proceed from bank borrowings	Addition	Rent concessions	Accretion of interests	Other	End of financial period/year
	S$	S$	S$	S$	S$	S$	S$	S$

December 31, 2023
Liabilities
Lease liabilities
-Current	566,039	(290,500)	-	-	-	11,264	28,500	315,303
-Non-current	28,500	-	-	-	-	-	(28,500)	-
Bank borrowings
-Current	3,223,150	(1,284,826)	-	-	-	84,859	890,532	2,913,715
-Non-current	3,395,070	-	-	-	-	-	(890,532)	2,504,538

	7,212,759	(1,575,326)	-	-	-	96,123	-	5,733,556

June 30, 2023
Liabilities
Lease liabilities
-Current	574,438	(663,465)	-	-	-	45,090	609,976	566,039
-Non-current	638,476	-	-	-	-	-	(609,976)	28,500
Bank borrowings
-Current	3,628,795	(2,515,527)	-	-	-	193,512	1,916,370	3,223,150
-Non-current	5,311,440	-	-	-	-	-	(1,916,370)	3,395,070

	10,153,149	(3,178,992)	-	-	-	238,602	-	7,212,759

F-97

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

17.	Trade and other payables

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Trade payables
- third parties	734,682	969,266	1,142,844
- related party	-	-	321,405
Accruals	320,083	422,285	200,277
GST payables	121,588	160,412	107,377
Other payables
- third parties	463,191	611,088	416,356
	1,639,544	2,163,051	2,188,259

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2023: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

18.	Amount due to shareholder

Amount due to shareholder represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business. The amounts are non-trade in nature, unsecured, non-interest bearing, repayable on demand and is to be settled in cash.

Amount due to shareholder is denominated in Singapore Dollar and it is the amount due to Rainforest Capital VCC, sub-fund of Basel Medical Fund.

19.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

F-98

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

20.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 16 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

(c)	Amounts recognised in profit or loss

	July 1,2023 to December 31, 2023	July 1,2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Depreciation of right-of-use assets	188,977	249,318	306,277
Interest expense on lease liabilities	8,538	11,264	25,347
Lease expense not capitalised in lease liabilities:
- Expense relating to short-term leases	2,410	3,179	17,961
Total amount recognised in profit or loss	199,925	263,761	349,585

F-99

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

20.	Leases (Continued)

(d)	Total cash outflow

The Company had total cash outflows for leases of S$279,236 (US$211,654) (June 30, 2023: S$283,383).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

21.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period/year:

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Interest income on loan to related party	120,031	158,357	25,905
Payment on behalf to related parties	871,113	1,149,259	-

Compensation of key management personnel

	July 1, 2023 to December 31, 2023	July 1, 2023 to December 31, 2023	July 1, 2022 to December 31, 2022
	US$	S$	S$

Salaries and bonuses	447	589	158,400

F-100

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

22.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from a director, amount due from/(to) related parties, amount due to shareholder, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

23.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Director reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

F-101

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

F-102

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
December 31, 2023
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,648,634	(353,207)	1,295,427
Deposits	12	I	12-month ECL	68,477	-	68,477
Other receivables	12	I	12-month ECL	504	-	504
Amount due from a director	14	I	12-month ECL	1,061,390	-	1,061,390
Amount due from related parties	15	I	12-month ECL	8,122,129	-	8,122,129
					(353,207)

F-103

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
December 31, 2023
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,175,043	(465,986)	1,709,057
Deposits	12	I	12-month ECL	90,342	-	90,342
Other receivables	12	I	12-month ECL	665	-	665
Amount due from a director	14	I	12-month ECL	1,400,292	-	1,400,292
Amount due from related parties	15	I	12-month ECL	10,715,525	-	10,715,525
					(465,986)

June 30, 2023
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,901,104	(465,986)	1,435,118
Deposits	12	I	12-month ECL	97,279	-	97,279
Other receivables	12	I	12-month ECL	15,665	-	15,665
Amount due from a director	14	I	12-month ECL	1,320,457	-	1,320,457
Amount due from a related party	15	I	12-month ECL	10,557,167	-	10,557,167
					(465,986)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

F-104

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

December 31, 2023
ECL rate	1.56%	1.93%	6.72%	15.54%	79.83%
Estimated total gross carrying amount at	624,959	250,449	144,842	268,716	359,668	1,648,634
ECL	(9,760)	(4,844)	(9,738)	(41,751)	(287,114)	(353,207)
						1,295,427

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

December 31, 2023
ECL rate	1.56%	1.93%	6.72%	15.54%	79.83%
Estimated total gross carrying amount at	824,509	330,418	191,090	354,517	474,509	2,175,043
ECL	(12,876)	(6,391)	(12,847)	(55,082)	(378,790)	(465,986)
						1,709,057

June 30, 2023
ECL rate	2.03%	2.15%	8.44%	13.97%	89.27%
Estimated total gross carrying amount at	633,564	296,821	152,259	394,149	424,311	1,901,104
ECL	(12,876)	(6,391)	(12,847)	(55,082)	(378,790)	(465,986)
						1,435,118

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

F-105

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 2% and 1% (June 30, 2023: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from a director and related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

F-106

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group and advances from the director and holding company. The director is satisfied that funds are available to finance the operations of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2023
Financial assets
Trade and other receivables	1,364,408	1,364,408	1,364,408	-
Cash and cash equivalents	715,213	715,213	715,213	-
Amount due from a director	1,061,390	1,061,390	1,061,390	-
Amount due from related parties	8,122,129	8,122,129	8,122,129	-
Total undiscounted financial assets	11,263,140	11,263,140	11,263,140	-

F-107

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2023 (Continued)
Financial liabilities
Trade and other payables	1,517,956	1,517,956	1,517,956	-
Amount due to related parties	346,743	346,743	346,743	-
Amount due to shareholder	524,370	524,370	524,370	-
Borrowings	4,345,908	4,345,908	2,447,524	1,898,384
Total undiscounted financial liabilities	6,734,977	6,734,977	4,836,593	1,898,384

Total net undiscounted financial assets/(liabilities)	4,528,163	4,528,163	6,426,547	(1,898,384)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
December 31, 2023
Financial assets
Trade and other receivables	1,800,064	1,800,064	1,800,064	-
Cash and cash equivalents	943,580	943,580	943,580	-
Amount due from a director	1,400,292	1,400,292	1,400,292	-
Amount due from related parties	10,715,525	10,715,525	10,715,525	-
Total undiscounted financial assets	14,859,461	14,859,461	14,859,461	-

Financial liabilities
Trade and other payables	2,002,639	2,002,639	2,002,639	-
Amount due to related parties	457,458	457,458	457,458	-
Amount due to shareholder	691,801	691,801	691,801	-
Borrowings	5,733,556	5,733,556	3,229,018	2,504,538
Total undiscounted financial liabilities	8,885,454	8,885,454	6,380,916	2,504,538

Total net undiscounted financial assets/(liabilities)	5,974,007	5,974,007	8,478,545	(2,504,538)

F-108

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

23.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2023
Financial assets
Trade and other receivables	1,548,062	1,548,062	1,548,062	-
Cash and cash equivalents	1,217,448	1,217,448	1,217,448	-
Amount due from a director	1,320,457	1,320,457	1,320,457	-
Amount due from a related party	10,557,167	10,557,167	10,557,167	-
Total undiscounted financial assets	14,643,134	14,643,134	14,643,134	-

Financial liabilities
Trade and other payables	2,080,882	2,080,882	2,080,882	-
Borrowings	7,212,759	7,212,759	3,789,189	3,423,570
Total undiscounted financial liabilities	9,293,641	9,293,641	5,870,071	3,423,570

Total net undiscounted financial assets/(liabilities)	5,349,493	5,349,493	8,773,063	(3,423,570)

F-109

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2023

24.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortised cost and financial liabilities at amortised cost were as follows:

	December 31, 2023	December 31, 2023	June 30, 2023
	US$	S$	S$

Financial assets measured at amortised cost
Trade and other receivables	1,364,408	1,800,064	1,548,062
Cash and cash equivalents	715,213	943,580	1,217,448
Amount due from a director	1,061,390	1,400,292	1,320,457
Amount due from a related party	8,122,129	10,715,525	10,557,167
Total financial assets measured at amortised cost	11,263,140	14,859,461	14,643,134

Financial liabilities measured at amortised cost
Trade and other payables	1,517,956	2,002,639	2,080,882
Amount due to related parties	346,743	457,458	-
Amount due to shareholder	524,370	691,801	-
Borrowings	4,345,908	5,733,556	7,212,759
Total financial liabilities measured at amortised cost	6,734,977	8,885,454	9,293,641

25.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The director and holding company have undertaken not to recall the amounts due to them until such time the Group is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Group to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial year ended December 31, 2023.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2022.

26.	Events occurring after the reporting period

There is no significant event occurs after the financial period ended December 31, 2023.

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Basel Medical Group Ltd

Univest Securities, LLC

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Under the form of indemnification agreements filed as Exhibit 10.4 to this registration statement, we will agree to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of ordinary shares	Consideration (in US$)	Underwriting Discount and Commission
Rainforest Capital VCC	August 10, 2023	16,250,000	US$1.13 per share	Nil

On August 10, 2023, Basel Medical Group Ltd was incorporated in BVI, and 16,250,000 ordinary shares were issued to Rainforest Capital VCC. Between September 2023 and June 2024, Rainforest Capital VCC sold certain shares to certain other investors, following which Rainforest Capital VCC held a total of 9,997,910 ordinary shares.

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ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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BASEL MEDICAL GROUP LTD

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1†+	Share Transfer Agreement dated August 22, 2023 between Basel Medical Group Ltd and Rainforest Capital VCC relating to the shares of Singmed Specialist Pte. Ltd.

3.1†	Memorandum and articles of association of the Registrant, as currently in effect

3.2*	Post-offering amended and restated memorandum and articles of association of the Registrant

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain other legal matters

5.2*	Opinion of Sichenzia Ross Ference Carmel LLP regarding the validity of the representative’s warrants being registered

8.1*	Opinion of Maples and Calder regarding certain British Virgin Islands tax matters (included in Exhibit 5.1)

10.1†+	Lease Agreement dated June 30, 2022 in respect of 6 Napier Road #03-07 Gleneagles Medical Centre

10.2†+	Tenancy Agreement dated February 22, 2021 in respect of 6 Napier Road #02-10/11 Gleneagles Medical Centre

10.3*	Form of Director Offer Letter between the Registrant and each of its independent directors

10.4*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.5†+	Letter of Appointment dated January 1, 2024 between the Registrant and the Chief Executive Officer.

10.6†+	Letter of Appointment dated January 1, 2024 between the Registrant and the Chief Financial Officer.

10.7**+	Letter of Appointment dated June 1, 2024 between the Registrant and the Chief Partnership Officer.

10.8**+	Letter of Appointment dated June 1, 2024 between the Registrant and the Chief Health Officer.

21.1†	List of Subsidiaries of the Registrant

23.1*	Consent of Maples and Calder (included in Exhibit 5.1)

23.2*	Consent of Bayfront Law LLC (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Bayfront Law LLC regarding certain Singapore law matters

99.3†	Consent of Paul Freudenthaler

99.4†	Consent of Tony Chen

99.5†	Consent of Kwek Yoon Soong

107*	Filing Fee Table

**	Filed herewith.
*	To be filed by amendment.
+	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the Company treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon its request.
†	Previously filed.

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SIGNATURES

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Raymond Wai Man Cheung and Jianing Lu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities and on [                    ].

Signature	Title

Chairman of the Board of Directors and
Chief Executive Officer
Raymond Wai Man Cheung	(Principal Executive Officer)

Chief Financial Officer and Director
Jianing Lu	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Basel Medical Group Ltd, has signed this Registration Statement or amendment thereto in [  ], [  ] on [  ].

[ ] Authorized U.S. Representative

By:
Name:
Title:

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